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ALEXANDRIA REAL ESTATE EQUITIES, INC.

ALEXANDRIA REAL ESTATE EQUITIES, INC. (NYSE:ARE), Landlord of Choice to the Life Science Industry®, is the largest owner and preeminent real estate investment trust ("REIT") focused principally on cluster development through the ownership, operation, management, selective redevelopment, development, and acquisition of properties containing life science laboratory space. Alexandria has a stellar twelve-year operating and financial track record as a NYSE-listed company, ranking fifth out of all publicly traded equity REITs in total return performance,and had an approximate $5.8 billion total market capitalization as of December 31, 2009. Alexandria is the leading provider of high-quality, environmentally sustainable real estate, technical infrastructure, and services to the broad and diverse life science industry. Client tenants include institutional (universitites and independent not-for-profit institutions), pharmaceutical, biotechnology, medical device, product, service, and translational entitites, as well as government agencies. Alexandria's operating platform is based on the principle of "clustering," with assets and operations located in key life science markets.

TO FELLOW **ALEXANDRIA REAL ESTATE EQUITIES, INC. OWNERS**

AS THE ILLUMINATING BEACON to the life science industry, Alexandria has pioneered its unique niche with unmatched leadership and ingenuity as the first and best-in-class REIT focused on providing high-quality, sustainable scientific research environments to this broad and diverse sector. Since its founding in 1994, Alexandria has demonstrated consistent and solid operating performance as a result of its commitment to six fundamental principles: LEADERSHIP, BUSINESS, SCIENCE, RELATIONSHIPS, HUMANITY, and STABILITY. Adherence to these principles has guided Alexandria from its inception through varying economic cycles, and will enable the Company to sustain its leadership position.

ALL OF US, IN ONE WAY OR ANOTHER, HAVE BEEN SIGNIFICANTLY AFFECTED by the events that unfolded in 2008 and 2009. The deleterious impact of numerous cumulative financial activities set the stage for the dramatic drop in the global equity markets, the freezing of credit markets, and the severe negative impact on economies around the world, and importantly, on jobs. As the leaders of Alexandria, our responsibility is to ensure that our Company is prepared to deal with adverse conditions in order to ameliorate the downside and position our Company to take advantage of the potential future positive turn in overall market conditions. We feel we did this successfully in 2009. Our unique and proprietary business model and strategy, which we pioneered, proved extremely stable. Our client tenants, employees, and culture have also proven to be remarkably resilient in such highly stressful times. 2009 was our fifteenth year as the leader of our unique life science laboratory niche.

During the year, we honored the legacy of our principal founder and visionary, Jerry M. Sudarsky, who passed away on March 4, 2009. Jerry assisted in laying the foundation for sustainable long-term growth and consistent operational and financial outperformance.



JOEL S. MARCUS
Chairman of the Board, Chief Executive Officer, and Co-Founder

In 2009, Alexandria demonstrated the stability and durability of our core operations, continuing to provide best-in-class laboratory space and unique services to the broad and diverse life science industry. Since our initial public offering ("IPO") in May 1997, our operating results have been steady. 2009 was no different, resulting in over a decade of leadership in total return performance.

We are very proud to report a compound annual growth rate from our IPO through December 31, 2009 of approximately 15% in total return, approximately 29% in total assets, approximately 27% in total market capitalization, and approximately 21% in funds from operations. Over this period of more than twelve years, we ranked fifth in total return among all publicly traded equity REITs, demonstrating one of the real estate industry's absolute top growth rates. Our total shareholder return from our IPO through December 31, 2009 approximated 456%. Alexandria's stellar total return vastly outperformed the 158% total return of the FTSE NAREIT Equity REIT Index, the 93% total return of the Russell 2000 Index, and the 63% total return of the S&P 500 Index. These are truly outstanding accomplishments achieved during challenging and varying business cycles.

Our combined expertise in the real estate and life science industries is unparalleled. Our unique and highly focused strategy is diligently crafted and executed. Our stability has been driven by the successful day-to-day execution of our differentiated and proprietary strategy, multifaceted business model, and highly efficient strategic operating platform focused on our life science laboratory niche.

THE LIFE SCIENCE INDUSTRY AND OUR CLIENT TENANTS

The quality, diversity, breadth, and depth of our significant relationships with our life science client tenants provide Alexandria with consistent and solid cash flows. As of December 31, 2009, Alexandria's multinational pharmaceutical client tenants represented approximately 28% of our annualized base rent, led by Novartis AG, Roche Holding Ltd, GlaxoSmithKline plc, Pfizer Inc., Johnson & Johnson, and Merck & Co., Inc.; revenue-producing life science product and service companies represented approximately 20%, led by Quest Diagnostics Incorporated, Qiagen N.V., Laboratory Corporation of America Holdings, and Monsanto Company; public biotechnology companies represented approximately 17% and included the three largest in the sector, Amgen Inc., Gilead Sciences, Inc., and Celgene Corporation; government agencies and renowned medical and research institutions represented approximately 15% and included The Scripps Research Institute, Massachusetts Institute of Technology, Fred Hutchinson Cancer Research Center, University of Washington, Sanford-Burnham Medical Research Institute, and the United States Government; private biotechnology companies represented approximately 13% and included high-quality, leading-edge companies with blue-chip venture and institutional investors, including Ambrx, Inc., Intellikine, Inc., MacroGenics, Inc., and Tolerx, Inc.; and the remaining approximately 7% consisted of traditional office tenants. Two of the fastest-growing client tenant sectors by revenue currently include leading institutional and multinational pharmaceutical entities. Alexandria's strong life science underwriting skills, long-term life science industry relationships, and sophisticated management with both real estate and life science operating expertise set the Company apart from all other publicly traded REITs and real estate companies.

The life science industry fared better than many other sectors in 2009 due to the continuous demand for existing and new medical products and services coupled with increased federal funding for scientific research. The life science industry offers a critical solution to rising health care expenditures in the United States, which are estimated to reach $4.5 trillion, or 19% of GDP, by 2019. Through the development and commercialization of novel therapeutics and diagnostics, the life science industry will enable significant cost containment by providing new products to detect, prevent, treat, manage, and ultimately cure a wide range of diseases. Additionally, the vitality of the life science industry has been further enhanced by the expanded federal funding for scientific research institutions and government agencies included in the federal economic stimulus bill as well as by increasing annual budgets for the National Institutes of Health and the National Science Foundation. Substantial public and private funding is also flowing to the renewable energy sector.

With strong balance sheets, strategic commitments to investing in research and development, and the urgency to access innovation, the pharmaceutical industry is adapting and reinventing its business models in ways that directly benefit Alexandria. Acquisitions and partnering activities among pharmaceutical companies and biotechnology companies reached record levels in 2009 as the pharmaceutical industry sought to boost its drug development pipeline. These substantial acquisition and partnering activities have enhanced the credit quality of numerous Alexandria client tenants. We also witnessed the completion of the mega mergers of Pfizer Inc. and Wyeth; Roche Holding AG and Genentech, Inc.; and Merck & Co., Inc. and Schering-Plough Corporation.

While the pharmaceutical industry's strategic commitment to investing in innovative research and development remains strong, it is rapidly adapting its business model to create more focused, innovative, and productive companies positioned to maintain global competitiveness. To achieve these goals, the pharmaceutical industry is becoming laser focused on key strategic areas of science while reducing non-core research and development efforts. Multinational pharmaceutical companies are also seeking to capture revenue growth in fast-growing emerging markets and through expansion in consumer medicines, vaccines, and generic drugs. Importantly, multinational pharmaceutical companies are strategically migrating to the key adjacency touch points of innovation in tight infill life science cluster submarkets while scaling back and decentralizing remote, large campus locations. These adjacency cluster locations, which are dominated by Alexandria, provide the entrepreneurial and collaborative environments needed to advance scientific discoveries from the laboratory bench to the marketplace.

Each one of the world's fifteen largest pharmaceutical and biotechnology companies has strategic research units in Alexandria properties in our key cluster submarkets.

Alexandria's unique cluster business model continues to drive its consistent performance in these unprecedented economic times. In 2009, the successful nature of this model was once again demonstrated as leading life science companies continued to strategically locate in Alexandria's world-class cluster submarkets adjacent to premier scientific research institutions. A testament to our successful business model, each one of the world's fifteen largest pharmaceutical and biotechnology companies has strategic research units in Alexandria properties in our key cluster submarkets. Top pharmaceutical companies, including affiliates of GlaxoSmithKline plc, Pfizer Inc., and Novartis AG, signed new leases in 2009 at Alexandria's Technology Square at MIT in Cambridge, adjacent to the MIT campus, to encourage a more collaborative, innovative, and productive model for drug discovery. An affiliate of Eli Lilly and Company signed a significant lease in 2009 at Alexandria Center™ for Life Science - New York City for its new oncology headquarters to collaborate with the numerous neighboring world-renowned scientific research institutions. Additionally, Gilead Sciences, Inc. and Celgene Corporation affiliates recently expanded through new leases with Alexandria in Seattle and Mission Bay, respectively. The clustering of multinational pharmaceutical companies, world-renowned academic researchers, and leading biotechnology companies creates the highly collaborative and innovative atmosphere necessary for the development of future medical breakthroughs and contributes to the overall long-term sustainability of the life science industry.

OPERATIONAL REVIEW AND FINANCIAL HIGHLIGHTS

2009 will be long remembered as a historic year where during the first quarter, the financial and credit systems were on the precipice of collapse. The markets were extremely volatile, with fears of a complete global financial and economic breakdown at the forefront of world leaders' concerns. In the face of these monumental challenges, Alexandria successfully raised capital to strengthen our balance sheet, deleverage, and position ourselves to take advantage of the significant opportunities existing in our value-added development and redevelopment pipeline in San Francisco, New York City, and Cambridge. In total, we raised nearly $850 million through four transactions over the course of the year.

In March, we were the first REIT to lead the market in raising common equity. While a very difficult decision, particularly given where the stock was trading at the time, we believed this decision was prudent given the real possibility of a banking collapse or a contagion further spreading throughout the financial system, which effectively would have closed any window for raising capital. This decisive move was followed by many other REITs.

In addition to this equity offering, we raised approximately $233 million through the private offering of our 8.00% unsecured convertible notes and $120 million in a secured loan with a significant life insurance company. Importantly, this debt investor had previously never financed property in the life science sector. We believe these financing activities represent a significant validation of Alexandria, our business, and the unique niche asset class that we pioneered.

With these capital raises, we also reduced principal balances of secured loans by approximately $267 million and repurchased, in privately negotiated transactions, approximately $75 million of our 3.70% unsecured convertible notes. We also extended maturities and refinanced secured loans totaling approximately $159 million.

During 2009, we sold four properties aggregating approximately 112,000 rentable square feet to life science users. These sales reflect our ongoing program to continually and critically evaluate the strategic value of all of our properties and sell certain properties when appropriate to prudently repay debt or accretively recycle capital.

Given these efforts, we are satisfied with our current liquidity position. As of December 31, 2009, we had approximately $95 million of cash on hand, including approximately $24 million of cash restricted for use in construction projects. Additional liquidity of approximately $674 million is available on our $1.15 billion unsecured line of credit and our $750 million unsecured term loan.

Once again in 2009, full-year growth in U.S. generally accepted accounting principles ("GAAP") net operating income for our pool of same properties was positive, approximating 2.8%, and cash net operating income for these properties grew approximately 4.7%. Our same property growth, which has been positive for 46 consecutive quarters, represents broad-based, long-term, and continuing stable performance in our markets. Contributing to this growth, approximately 93% of our leases have annual rental rate increases, generally with minimum annual increases of at least 3%. Rental rate increases for lease rollovers in our asset base, which have been positive every year since our IPO, approximated 3.5% on a GAAP basis for 2009, driving our internal core growth.

2009 was one of the most active leasing years in the Company's history. We signed a total of 142 leases for approximately 1,864,000 rentable square feet of space, which represented a record year for Alexandria. As of December 31, 2009, we reported a total occupancy rate of approximately 94.1%. Additionally, our average occupancy rate as of December 31 of each year from 1998 through 2009 was approximately 95.3%.

Our same property growth, which has been positive for 46 consecutive quarters, represents broad-based, long-term, and continuing stable performance.

In a very cost-conscious environment, we have continued to focus on controlling the costs of our operations, to both maintain our high operating margins, which approximated a healthy 74% during 2009, and sustain strong year end interest and fixed charge coverage ratios of 4.2 and 2.8 times, respectively.

As of December 31, 2009, as at all times during our existence, we were in compliance with our financial covenants under our unsecured line of credit and unsecured term loan. Additionally, we believe our capital and business plan will allow us to continue to remain in compliance with these covenants. Our dividend payout ratio remained among the industry's lowest, at approximately 28.5% for the quarter ended December 31, 2009.

THE LESSONS AND OUR TEAM

2009 will be defined as a very tough year focused on risk management. We decisively managed our liquidity and leverage positions as well as our capital, operating, and administrative expenditures. We also preserved and protected our invaluable human capital base. I was the first (and maybe only) CEO to voluntarily reduce my base salary by one-third to demonstrate top-level commitment to very stringent cost controls. Our team, client tenants, shareholders, and the world at large faced one of the most difficult economic periods in history. Through it all, our people maintained a rigorous focus. It is the unparalleled strength and experience of our employees that drive our continued success. Our team members bring an impressive breadth of knowledge, understanding, and expertise in both the life science and real estate industries, and are hand-picked from the top of their respective fields.

We are extremely proud of our long-tenured team, which brings an unrivaled level of leadership and on-point experience. Fifteen of these superb individuals are featured in this annual report. These individuals are representative of the capabilities, strength, and depth of our best-in-class leadership.

A TRADITION OF SERVICE AND SOCIAL RESPONSIBILITY

Good citizenship remains integral to the fabric of Alexandria's mission: Landlord of Choice to the Life Science Industry®. Just as our business practices enable science to advance the human condition through discovery, our community relationships seek to improve the quality of life of those around us through outreach, smart partnering, and responsible operations.

Our collaboration between company and community achieved meaningful success in 2009. We continue to expand the breadth of Operation Outreach in our local communities. Since its inception in 2003, this program has served the needs of military service members and their families. This commitment continued in 2009 as we provided financial assistance to individual families in our community and partnered with the Armed Services YMCA to augment specific, requested needs of multiple families.

Alexandria also increased community engagement through employee volunteerism with organized activities at local non-profit service providers, including food banks and family rehabilitation centers. We also launched a national campaign across nine regions to partner our employees, our client tenants, and third-party service providers to collect food, clothing, and toys during the November and December holiday seasons. Alexandria encouraged participation by matching the value of all proceeds received. These collection drives contributed much-needed supplies to eighteen non-profit organizations who then distributed the proceeds to hundreds of people in need within our local communities.

Alexandria received strong philanthropic recognition when City of Hope, a leading research and treatment center for cancer, diabetes, and other life-threatening diseases, honored Alexandria, as well as bestowed the Lifetime Achievement Award to Alexandria's principal founder, the late Jerry M. Sudarsky, in recognition of his significant philanthropic and business accomplishments. Our alignment with City of Hope's scientific research and critical treatment of patients exemplifies Alexandria's strong relationship as an industry partner.

To further advance our commitment to improve the world around us, we developed a multifaceted framework for corporate social responsibility, defined by four pillars:

BEST-IN-CLASS SUPPORT TO THE LIFE SCIENCE INDUSTRY We make every effort to optimize the working environment of our client tenants so they can improve lives around the globe through scientific discovery.

SUSTAINABLE BUILDING PRACTICES Our buildings provide world-class facilities and cutting-edge equipment that also set the standard for Leadership in Energy and Environmental Design (LEED®) laboratory projects.

CORPORATE GIVING THROUGH OPERATION OUTREACH Alexandria dedicates resources to support our local communities through, among other activities, science education for youth and much needed assistance to military service members and their families.

EMPLOYEE VOLUNTEERISM Our employees strengthen our relationships with our communities and the programs that serve them through personal stewardship and the dedication of their own time and talents.

We at Alexandria are proudly devoted to making a difference in our communities by contributing time, effort, and philanthropic support to our environment and its natural resources, the people that surround us, and those that we faithfully serve.

We at Alexandria are proudly devoted to making a difference in our communities by contributing time, effort, and philanthropic support.

SUSTAINABLE BUILDING AND OPERATIONAL PRACTICES

With environmental concerns remaining at the forefront of our global awareness and the ever-increasing need for operating efficiency, Alexandria continues advancing green practices in all aspects of its operations. At the leading edge of sustainable building practices, our initiatives include addressing utility consumption, incorporating environmentally friendly materials, and educational outreach to our client tenants and our employees. Our dedication and commitment to incorporating environmental best practices into our projects continues to be rewarded, with many of our cutting-edge life science laboratory properties receiving LEED® certification (four Silver Certifications and two Gold Certifications), including the first LEED® Silver Certification in California for a core and shell office/laboratory project. In addition to our achievements to date, we are currently pursuing no less than LEED® Silver Certification, or its equivalent, at eighteen additional properties located in key cluster submarkets. Finally, Alexandria has embarked on a number of fronts to lower overall operating costs for our client tenants, including central plant optimization projects, renewable energy initiatives, and green housekeeping practices. From our Company's inception, Alexandria has led the development of laboratory space for the life science sector, and we remain dedicated to maintaining our leadership position as pioneers of a forward-thinking, green initiative to build upon our specialized and sustainable niche.

LOOKING TO THE FUTURE

The past two years have been historic and unprecedented. Our goals for 2010 and beyond are simple: (i) maintain a solid and flexible balance sheet with adequate liquidity, near-term obligations that are modest, together with multiple sources of stable earnings and cash flows; (ii) continue operational leadership that ensures our durable and distinctive competitive advantage; and (iii) nurture our outstanding operating managers who over the years have been invaluable in contributing to Alexandria's exceptional results.

We manage Alexandria with a long-term focus to create value for long-term total return investors and our owner employees. We are convinced that this is the best way to run our business. The integration of our business model and differentiated strategy is powerful and unique. We have a proven brand that is relevant and impactful to our broad and diverse life science constituency, whom we deeply respect and consider an integral part of our team. As we have stated before, our culture is defined by unparalleled excellence, earnest service, cutting-edge creativity and innovation, interdependent teamwork, mutual respect, responsibility, and unwavering integrity. At Alexandria, our mandate is to preserve, protect, and grow our leadership position. We are well positioned to do so and look forward to consistently delivering, once again, on our promise.

We have a proven brand that is relevant and impactful to our broad and diverse life science constituency.



JOEL S. MARCUS
CHAIRMAN OF THE BOARD,
CHIEF EXECUTIVE OFFICER,
AND CO-FOUNDER

OUR FOUNDING PRINCIPLES



01 LEADERSHIP

LEADERSHIP IS DEMONSTRATED BY THE EXTRAORDINARY PEOPLE at all levels of Alexandria. Human capital has been and always will be the Company's most important asset the "DNA" from which its business and success are built. Alexandria's team of passionate, diligent, and experienced professionals is comprised of uniquely skilled experts in laboratory operations, building engineering, leasing, asset management, life science, financial analysis, and real estate capital markets, among numerous other diverse fields. They demonstrate remarkable leadership in their areas of expertise, excelling with utmost professionalism, integrity, grace, and humility. They are trusted advisors to Alexandria's sophisticated network of client tenants. Together, Alexandria's people form the core component that has fueled its vision and steady growth over the years. As the Company marks its fifteenth anniversary, it celebrates from among all of the outstanding people at Alexandria, fifteen of its leaders. These individuals exemplify the deep and diverse talent that defines Alexandria.



As a trained benchtop scientist with over 30 years of life science experience, **STUART BERRY** translates his comprehensive industry knowledge and expertise into meeting the technical demands of laboratory operations and facility design requirements for Alexandria's client tenants.

JACKIE CLEM is an experienced transactional real estate attorney with a unique background in acquisitions and leasing. Her in-depth legal expertise, combined with her business acumen and tenant service perspective, shape her forward-thinking handling of legal matters.

JOSEPH MAGUIRE joined Alexandria following a 20-year career in real estate development and asset management with the investment arm of Massachusetts Institute of Technology. He leads a diverse team of consultants, designers, and planners in procuring entitlements for Alexandria's development efforts in East Cambridge.

TIM WHITE is a licensed professional mechanical engineer with 25 years of laboratory facilities experience. He is a technical expert in building operations, mechanical design, laboratory conversions, leasing, and construction.

EDDIE ROSE is an expert in real estate research with outstanding financial and leasing experience. He manages numerous properties and infrastructure improvements and is heavily involved with some of the most important leasing functions at Alexandria.

Trained as a research scientist, **TIM McBRIDE** has unique experience in laboratory design, programming, operations, construction, tenant services, and acquisitions. His expertise has played a significant role in attracting numerous client tenants.

KRISTINA CARLSON is responsible for leading global efforts associated with Alexandria's human resources vision, initiatives, and programs. She develops and implements leadership and organizational priorities, ensures the integrity and synergy of the Company's human resources operations, and effectively cultivates Alexandria's human capital.

As a LEED® accredited professional with over a decade of experience in building laboratory facilities, **JAY INGRAM** is actively involved in Alexandria's green initiatives. He is responsible for managing construction and development activities in several of Alexandria's life science cluster markets.

DINH HAN is a certified public accountant with more than a decade of public accounting and private industry accounting experience in the real estate, high technology, and manufacturing industries. He is responsible for the leadership of Alexandria's dedicated and diligent accounting team and the management of accounting, Sarbanes-Oxley, and GAAP compliance matters.

TEREZIA NEMETH is an accomplished real estate developer with experience overseeing numerous high-profile private and public development projects. Her responsibilities include securing all necessary entitlements for the 2.7 million square foot life science and technology research cluster at Mission Bay.

AMANDA CASHIN earned her Ph.D. in Chemical Biology from the California Institute of Technology. Her scientific expertise and experience enable her to lead the Company's life science research team, enhance tenant underwriting capability, and strengthen research of and communications with Alexandria's global life science network.

Proficient in commercial real estate operations and management, **JENI SCHRIMSHER** leads the asset services and engineering functions at Alexandria's newest life science cluster. She created an operations model focused on exceptional tenant relationships, outstanding service, and alert responsiveness that has become the five-star standard for Alexandria's regions.

KRUPAL RAVAL joined Alexandria with a notable track record as a respected research analyst at Fidelity Management & Research Company. He was also a REIT analyst at Citigroup Investment Research, *Institutional Investor*'s top-ranked team for the duration of his tenure. Krupal is focused on the capital markets function at Alexandria.

As an Alexandria team member since 1994, **LUCINDA WONG** was integral to the creation of the Company's initial accounting department and system infrastructure, and demonstrates the long-term stability of Alexandria's employee base. She currently oversees certain business development and accounting activities in Asia.

With an extensive background in real estate research and financial analysis, **TODD MILLER** has developed significant expertise and experience in critical leasing activities for Alexandria. He strategically balances the complexity of leasing transactions with the importance of tenant relations.



BACK ROW:
STUART
JACKIE
JOSEPH
TIM W.
EDDIE
TIM M.
KRISTINA
JAY

FRONT ROW:
DINH
TEREZIA
AMANDA
JENI
KRUPAL
LUCINDA
TODD


CONFERENCE CENTER
02
RESTAURANT
01

ALEXANDRIA CREATED THE LIFE SCIENCE REAL ESTATE NICHE and was founded on the belief that in order to successfully provide the best and most complete real estate and technical solutions for the life science industry, it is necessary to fully understand the perspective of a life science company. This philosophy is the basis of the Company's proprietary operating platform, a unique life science cluster model composed of four key components: Location, Science, Talent, and Capital. Alexandria's clusters provide the strategic combination of assets and operations in critical adjacency locations in the key life science submarkets proximate to unparalleled world-class managerial talent, vibrant scientific research, and smart investment capital. Alexandria creates ecosystems where innovation from the laboratory bench is translated to breakthrough products that benefit humankind. This pioneering cluster strategy sparks and nurtures collaboration among a diverse group of innovators and entrepreneurial leaders within the life science community.

Alexandria Center™ for Life Science – New York City is the Company's newest innovative cluster. This science park in the city, ideally situated along Manhattan's East Side Medical Corridor, provides an unmatched platform for commercial entities to collaborate with New York City's foremost academic, scientific, and medical institutions. This vibrant environment will be an epicenter of innovation and collaboration for the international life science community.


Location
Talent
ARE
Science
Capital

02 BUSINESS

ALEXANDRIA'S CLUSTER LOCATIONS provide an entrepreneurial campus environment for the broad and diverse life science industry.

Alexandria's world-class client tenant base (partial list):

MULTINATIONAL PHARMACEUTICAL

Abbott Laboratories
Astellas Pharma Inc.
AstraZeneca PLC
Baxter International Inc.
Bayer AG
Bristol-Myers Squibb Company
Eisai Co., Ltd.
Eli Lilly and Company
GlaxoSmithKline plc
Johnson & Johnson
Merck & Co., Inc.
Novartis AG
Pfizer Inc.
Roche Holding Ltd
Sanofi-Aventis

INSTITUTIONAL: INDEPENDENT, NOT-FOR-PROFIT, UNIVERSITIES, & GOVERNMENT

Bill & Melinda Gates Foundation
Duke University
Environmental Protection Agency
Fred Hutchinson Cancer Research Center
Massachusetts Institute of Technology
National Institutes of Health
Sanford-Burnham Medical Research Institute
The Scripps Research Institute
University of California, San Francisco
University of Massachusetts
UMass Memorial Medical Center
University of Washington

BIOTECHNOLOGY: PUBLIC & PRIVATE

Alnylam Pharmaceuticals, Inc.
Amgen Inc.
Amylin Pharmaceuticals, Inc.
Biogen Idec Inc.
Celgene Corporation
Gilead Sciences, Inc.
Intercell AG
Theravance, Inc.
ZymoGenetics, Inc.

Ambrx, Inc.
Anaphore, Inc.
Avila Therapeutics, Inc.
BrainCells Inc.
Fate Therapeutics, Inc.
Ikaria Holdings, Inc.
Intellikine, Inc.
MacroGenics, Inc.
Presidio Pharmaceuticals, Inc.
Proteostasis Therapeutics, Inc.
Tolerx, Inc.

MEDICAL DEVICE, LIFE SCIENCE PRODUCT, SERVICE, & BIOFUELS

Bio-Rad Laboratories, Inc.
Becton, Dickinson and Company
Canon U.S. Life Sciences, Inc.
Laboratory Corporation of America Holdings
Life Technologies Corporation
Monsanto Company
Pharmaceutical Product Development, Inc.
Qiagen N.V.
Quest Diagnostics Incorporated
Sapphire Energy, Inc.


16
15
OFFICE
14
12
11
10
PHARMACEUTICAL
09
08
06
MEDICAL DEVICE, LIFE SCIENCE
PRODUCT, AND SERVICE
05
04
BIOTECHNOLOGY
03
TRANSLATIONAL



03 SCIENCE

ALEXANDRIA'S FOUNDERS RECOGNIZED A STRONG, LONG-TERM DEMAND for scientific and medical innovations to treat rising unmet medical needs. Today, our aging population, increasing health care expenditures, and the global economic demands for advances in science and technology intensify the need for new medical breakthroughs. The life science industry offers a unique, cost-effective solution to these challenges through the development and commercialization of novel products and services to prevent, detect, treat, and ultimately cure diseases facing the world's growing population.

Increased investment in science and technology research through expanded federal funding demonstrates the government's commitment to research and enables fundamental scientific discoveries that fuel the continued growth of the life science industry. In addition, highly collaborative and entrepreneurial environments in key cluster locations adjacent to world-renowned academic institutions are vital for the life science industry to efficiently translate scientific discoveries into innovative biomedical products. Specifically, large biopharmaceutical companies are migrating to these touch points of innovation to increase productivity and maintain global competitiveness.

Alexandria is the leading provider of mission-critical real estate to the life science industry, strategically positioning itself and its client tenants for success in the global economy.

LARGE PHARMACEUTICAL AND BIOTECHNOLOGY COMPANIES, ACADEMIA, AND GOVERNMENT are among the key industry drivers and important client tenants that consistently propel Alexandria's growth.

In 2009, the pharmaceutical industry continued to adapt in order to maintain global competitiveness, as seen through the mergers of Pfizer Inc. and Wyeth; Roche Holding Ltd and Genentech, Inc.; and Merck & Co., Inc. and Schering-Plough Corporation. Pharmaceutical companies are seeking to capture the entrepreneurial spirit and scientific talent in key cluster submarket locations. In 2009, Pfizer Inc., Novartis AG, and GlaxoSmithKline plc affiliates each signed new leases at Alexandria's Technology Square at MIT. In addition, Eli Lilly and Company is establishing its oncology headquarters at Alexandria Center™ for Life Science – New York City to collaborate with neighboring, world-renowned academic institutions. Alexandria also recently signed new leases with affiliates of Roche Holding Ltd in South San Francisco, Celgene Corporation in Mission Bay, San Francisco, and Gilead Sciences, Inc. in Seattle, Washington.

Also key to Alexandria's life science clusters, its prolific academic and research institutional client tenants continue to directly benefit from and secure top levels of federal funding to support fundamental science and technology research. Alexandria's client tenants received approximately 9% of National Institutes of Health ("NIH") stimulus awards in 2009 and received approximately 10% of 2009 annual NIH funding. For example, the University of California, San Francisco, an Alexandria client tenant, is the second-largest recipient of annual NIH funding among all organizations, and client tenants Fred Hutchinson Cancer Research Center and The Scripps Research Institute are the two largest recipients of annual NIH funding among all research institutes.



IN THIS IMAGE *Alexandria's client tenant BrainCells Inc. uses its proprietary neurogenesis platform to identify clinical-stage compounds and novel targets for central nervous system indications, including depression, post-traumatic stress disorder, anxiety, and cognition.*

Image provided by BrainCells Inc.


2002|3,990 SF


2003|13,370 SF


2006|61,881 SF



04 RELATIONSHIPS

THE SUCCESS OF ALEXANDRIA'S BUSINESS MODEL is largely based on exceptional relationships with client tenants and the broad and diverse life science industry. Alexandria has pioneered its niche, positioning the Company as a neutral partner and collaborator. This distinguishing role allows Alexandria to promote, foster, and participate in long-standing industry relationships that constitute a multifaceted network of the world's foremost scientific and entrepreneurial minds. Alexandria facilitates mutually beneficial introductions among companies, investors, entrepreneurs, and academic institutions with a thorough and seasoned understanding of the needs and aspirations of all parties. Alexandria is dedicated to creating meaningful partnerships that go beyond the role of a traditional landlord by providing not only environments of unparalleled quality and cutting-edge design, but also comprehensive infrastructure, support, and access to an expansive network of valuable relationships that cater to the unique needs of the life science industry.



"Alexandria has been a valued partner and collaborator since our inception at the Science Hotel® in 2002. Their high-quality laboratory space and critical resources have helped support Alnylam's growth into a revolutionary biopharmaceutical company."

JOHN MARAGANORE *Ph.D., CEO, Alnylam Pharmaceuticals, Inc.*

LONG-TERM CLIENT TENANT RELATIONSHIPS help Alexandria attract and retain the highest-quality life science tenants. Alexandria's lengthy and multifaceted relationship with Alnylam Pharmaceuticals, Inc. captures the essence of its commitment and long-lasting partnerships with valued client tenants.

Alnylam is a leading biopharmaceutical company developing novel therapeutics based on groundbreaking RNA interference discoveries. Alnylam and Alexandria began their fruitful relationship at Alnylam's inception in 2002. With world-renowned scientific founders and top-tier venture capital investors, Alnylam was a client tenant at Alexandria's Science Hotel® in Cambridge, Massachusetts. Over the years, Alnylam has grown from three employees in a modest suite at Alexandria's Science Hotel® to a revolutionary, multimillion-dollar total market capitalization public biopharmaceutical company with 172 employees and occupying approximately 100,000 square feet in Alexandria's Cambridge submarket.

During this time, Alexandria has cultivated meaningful relationships at all levels within Alnylam, beginning with its stellar group of founders, including Nobel Laureate Phillip Sharp, Ph.D., of the Massachusetts Institute of Technology, Professor Paul Schimmel, Ph.D., of The Scripps Research Institute, and serial entrepreneur Christoph Westphal, M.D., Ph.D. Alexandria has also continued its relationship with Alnylam's original leading venture capital investors, including Polaris Venture Partners and Arch Venture Partners. Alexandria also has regular personal interactions with Alnylam's CEO, John Maraganore, Ph.D., members of its talented scientific research team, and individuals from its facility services group.

IN THIS IMAGE *Tom Andrews, SVP – Regional Market Director – Massachusetts, Alexandria (left), and John Maraganore, Ph.D., CEO, Alnylam*


2009|95,410 SF

TENANT SCIENCE

SUSTAINABILITY

05 HUMANITY

AT THE HEART OF ALEXANDRIA IS ITS FOCUS ON HUMANITY. Importantly, Alexandria creates environments that enable its client tenants to discover and launch effective products that improve the human condition. This core principle compels Alexandria to operate conscientiously as it strives to improve our environment through sustainable building and operating practices and integrated community outreach. Alexandria is a responsible steward of capital and is proudly devoted to making a difference in the community by contributing time, effort, and financial support to the environment, its natural resources, and the people whom the Company faithfully serves.

ALEXANDRIA COMMITS ITSELF to an integrated framework for corporate social responsibility, defined by four pillars:

SUSTAINABILITY Alexandria is dedicated to sustainable building and operating practices. Its buildings provide world-class facilities and cutting-edge equipment that have set the standard for LEED® development of laboratory facilities. Alexandria received the first LEED® Silver Certification for a core and shell office/laboratory building in California. Current and future projects seek to utilize the latest green technologies as the Company aims to minimize its carbon footprint, reduce waste, and incorporate clean energy production systems throughout its asset base.

TENANT SCIENCE A best-in-class partner to the life science industry, Alexandria provides optimal laboratory working environments that enable its client tenants to improve the quality of life through scientific discovery.

COMMUNITY Through volunteerism, Alexandria employees dedicate their personal time and talents in the service of local communities and the not-for-profit programs that serve them.

OPERATION OUTREACH Founded in 2003, Alexandria's Operation Outreach program is built upon corporate and employee giving and community involvement. Alexandria dedicates resources to support local communities through science education for youth and provides much needed assistance to members of our armed forces and their families.



COMMUNITY

OPERATION OUTREACH

STABLE OPERATING MARGINS

IN PERCENT



85
80
75
70
65
60
55
50
78 78 79 79 79 79 79 77 77 75 75 74
98 99 00 01 02 03 04 05 06 07 08 09

OCCUPANCY

IN PERCENT



95
90
85
80
75
70
65
60
96.2 95.7 98.4 99.0 96.3 93.9 95.2 93.2 93.1 93.8 94.8 94.1
98 99 00 01 02 03 04 05 06 07 08 09

SAME PROPERTY NET OPERATING INCOME PERFORMANCE

IN PERCENT ● ALEXANDRIA REAL ESTATE EQUITIES, INC. ● MIXED OFFICE/INDUSTRIAL AVERAGE



0%
2Q 4Q 2Q 4Q 2Q 4Q 2Q 4Q 2Q 4Q 2Q 4Q 2Q 4Q 2Q 4Q 2Q 4Q 2Q 4Q 2Q 4Q 2Q 4Q
98 99 00 01 02 03 04 05 06 07 08 09
9.0 6.4 5.8 4.3 7.6 5.8 11.2 4.5 8.3 7.2 7.7 7.6 7.3 7.1 8.1 0.6 6.8 1.1 4.4 0.7 1.9 4.8 3.7 0.1 0.8 4.0 1.5 0.6 5.6 0.9 9.1 1.8 4.6 2.3 6.1 4.1 8.4 3.9 9.7 3.8 7.1 3.7 8.2 3.0 5.8 0.8 1.3 0.3

Source: Citigroup Investment Research

POSITIVE LEASE RENEWAL

IN PERCENT



26.6 15.9 15.3 12.9 5.8 8.7 3.4 14.1 9.8 15.0 3.5
99 00 01 02 03 04 05 06 07 08 09

ALEXANDRIA'S SOLID OPERATING PERFORMANCE highlights the strength of its business model, particularly in the context of the 2009 financial crisis, which presented the single most challenging global economic environment in generations. Despite extremely unsettled market conditions, Alexandria raised significant capital, thereby positioning itself with stability and strength. The Company is poised to take advantage of significant opportunities existing in its value-added development pipeline. Alexandria now possesses the capacity for future growth at a time when many other companies do not. Through the years, Alexandria's capital plan has been stable and consistent, with equity and debt partners that understand the Company's objectives and are willing to provide the capital that serves as a cornerstone for Alexandria's business.

06 STABILITY

ALEXANDRIA HAS ESTABLISHED AN UNPARALLELED TRACK RECORD of stable and consistent operating metrics over the past fifteen years.

STABLE OPERATING MARGINS Alexandria's margins have consistently been between 73% and 80%, a solid demonstration of a high-quality asset base, favorable lease structure, and prudent operations.

SECTOR LEADING OCCUPANCY Since 1998, occupancy has averaged over 95%. This consistent occupancy is among the highest and most stable of all publicly traded REITs.

BEST-IN-CLASS SAME PROPERTY PERFORMANCE Alexandria's quarterly same property cash NOI growth has been positive for 46 consecutive quarters, an accomplishment no other REIT has achieved.

POSITIVE LEASE RENEWALS Alexandria has achieved average annual positive GAAP rental rate adjustments on renewal or released space every year.

LONG-TERM PERFORMANCE Alexandria's compound total return performance is one of the highest in the REIT sector since the Company's IPO, ranking 5th among all publicly traded equity REITs. Additionally, Alexandria has substantially exceeded the performance of both the FTSE NAREIT Equity REIT and S&P 500 indices.

MARKET-TRANSFORMING LEASE STRUCTURE As the market leader, Alexandria has pioneered its favorable lease structure allowing it to pass through certain capital expenditures and grow rents, which drives the Company's industry-leading internal growth.

HISTORICAL LEASING VOLUMES On average, Alexandria has leased over 1.7 million square feet per year over the past five years, including 2.2 million square feet and 1.9 million square feet leased in the extremely challenging environments of 2008 and 2009, respectively.

FAVORABLE LEASE TERMS Alexandria's lease structure provides for the recovery of operating and certain capital expenditures, producing solid bottom line returns.



TOTAL RETURN FROM IPO TO 2009

OUT OF ALL PUBLICLY TRADED EQUITY REITS

5th

OUTPERFORMANCE

TOTAL RETURN FROM IPO TO 2009 (IN PERCENT)


456
158
63
ALEXANDRIA REAL ESTATE EQUITIES, INC.
FTSE NAREIT Equity REIT Index
S&P 500 Index

EVOLUTION OF LEASE STRUCTURE

IN PERCENT


% TRIPLE NET LEASES
% RENT ESCALATION
% CAPEX RECAPTURE
TENANT PAYS MAJORITY OF OPERATING EXPENSES
95
90
85
80
75
70
65
60
83
78
96
93
91
1998
2009

SQUARE FOOTAGE LEASED

IN MILLIONS


2.5
2.0
1.5
1.0
0.5
0.0
1.5
1.6
1.6
2.2
1.9
05
06
07
08
09

FAVORABLE LEASE STRUCTURE



88% TRIPLE NET LEASES

8% TENANT PAYS MAJORITY OF OPERATING EXPENSES

4% GROSS LEASES

93% LEASES CONTAIN ANNUAL RENT ESCALATIONS (GENERALLY 3% PLUS)

91% LEASES PROVIDE FOR RECOVERY OF CAPITAL EXPENDITURES

2009 FINANCIALS

FORWARD-LOOKING STATEMENTS

CERTAIN INFORMATION AND STATEMENTS included in this Annual Report, including, without limitation, statements containing the words "believes," "expects," "may," "will," "should," "seeks," "approximately," "intends," "plans," "estimates," or "anticipates," or the negative of these words or similar words, constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Given these uncertainties, prospective and current investors are cautioned not to place undue reliance on such forward-looking statements. A number of important factors could cause actual results to differ materially from those set forth or contemplated in the forward-looking statements, including, but not limited to, our failure to obtain capital (debt, construction financing, or equity) or refinance debt maturities, increased interest rates and operating costs, adverse economic or real estate developments in our markets, our failure to successfully complete and lease our existing space held for redevelopment and new properties acquired for that purpose and any properties undergoing development, our failure to successfully operate or lease acquired properties, decreased rental rates or increased vacancy rates or failure to renew or replace expiring leases, defaults on or non-renewal of leases by tenants, general and local economic conditions, and other factors described in our Annual Report on Form 10-K for the fiscal year ended December 31, 2009 and our other reports that are publicly filed with the Securities and Exchange Commission ("SEC"). We disclaim any obligation to update such factors or publicly announce the result of any revisions to any of the forward-looking statements contained in this or any other document. Readers of this Annual Report should also read our reports that are publicly filed with the SEC for further discussion.

SELECTED FINANCIAL DATA

Alexandria Real Estate Equities, Inc.

THE FOLLOWING TABLE should be read in conjunction with our consolidated financial statements and notes thereto appearing elsewhere in this report. Amounts for the years prior to 2009 presented in the table below include the retrospective impact of new accounting literature adopted on January 1, 2009, related to accounting for and disclosure of convertible debt, noncontrolling interests, and participating securities. Additionally, certain amounts for the years prior to 2009 presented in the table below have been reclassified to conform to the presentation of our consolidated financial statements for the year ended December 31, 2009.

Year Ended December 31, (Dollars in thousands, except per share amounts)	2009	2008	2007	2006	2005
OPERATING DATA					
Total revenue	$ 480,140	$ 451,637	$ 388,339	$ 294,174	$ 215,129
Total expenses	354,964	350,577	312,373	228,541	163,350
Gain on early extinguishment of debt	11,254	-	-	-	-
Income from continuing operations	136,430	101,060	75,966	65,633	51,779
Income from discontinued operations, net	5,218	19,037	14,014	10,070	12,288
Net income	141,648	120,097	89,980	75,703	64,067
Net income attributable to noncontrolling interests	7,047	3,799	3,669	2,287	634
Dividends on preferred stock	28,357	24,225	12,020	16,090	16,090
Preferred stock redemption charge	-	-	2,799	-	-
Net income attributable to unvested restricted stock awards	1,270	1,327	1,075	873	540
Net income attributable to Alexandria Real Estate Equities, Inc.'s common stockholders	**$ 104,974**	$ 90,746	$ 70,417	$ 56,453	$ 46,803
Earnings per share attributable to Alexandria Real Estate Equities, Inc.'s common stockholders – basic					
Continuing operations	$ 2.59	$ 2.28	$ 1.90	$ 1.85	$ 1.65
Discontinued operations, net	0.13	0.59	0.47	0.40	0.58
Earnings per share – basic	**$ 2.72**	$ 2.87	$ 2.37	$ 2.25	$ 2.23
Earnings per share attributable to Alexandria Real Estate Equities, Inc.'s common stockholders – diluted					
Continuing operations	$ 2.59	$ 2.27	$ 1.90	$ 1.84	$ 1.63
Discontinued operations, net	0.13	0.59	0.46	0.39	0.57
Earnings per share – diluted	**$ 2.72**	$ 2.86	$ 2.36	$ 2.23	$ 2.20
Weighted average shares of common stock outstanding					
Basic	**38,586,909**	31,653,829	29,668,231	25,102,200	20,948,915
Diluted	**38,600,069**	31,765,055	29,832,013	25,342,048	21,239,080
Cash dividends declared per share of common stock	**$ 1.85**	$ 3.18	$ 3.04	$ 2.86	$ 2.72

Year Ended December 31, (Dollars in thousands)	2009	2008	2007	2006	2005
BALANCE SHEET DATA (AT YEAR END)					
Rental properties, net	$ 3,383,308	$ 3,215,723	$ 3,057,294	$ 2,663,088	$ 1,662,905
Land held for future development	$ 255,025	$ 109,478	$ 89,621	$ 63,163	$ 12,615
Construction in progress	$ 1,400,795	$ 1,398,895	$ 1,143,314	$ 596,331	$ 442,636
Total assets	$ 5,457,227	$ 5,132,077	$ 4,641,245	$ 3,617,477	$ 2,362,450
Total debt	$ 2,746,946	$ 2,938,108	$ 2,750,648	$ 2,024,866	$ 1,406,666
Total liabilities	$ 3,051,148	$ 3,357,014	$ 3,025,502	$ 2,208,348	$ 1,512,535
Redeemable noncontrolling interests	$ 41,441	$ 33,963	$ 35,342	$ 20,132	$ 20,115
Alexandria Real Estate Equities, Inc.'s stockholders' equity	$ 2,323,408	$ 1,700,010	$ 1,540,219	$ 1,351,652	$ 829,800
Noncontrolling interests	$ 41,230	$ 41,090	$ 40,182	$ 37,345	$ -
Total equity	$ 2,364,638	$ 1,741,100	$ 1,580,401	$ 1,388,997	$ 829,800
RECONCILIATION OF NET INCOME ATTRIBUTABLE TO ALEXANDRIA REAL ESTATE EQUITIES, INC.'S COMMON STOCKHOLDERS TO FUNDS FROM OPERATIONS ATTRIBUTABLE TO ALEXANDRIA REAL ESTATE EQUITIES, INC.'S COMMON STOCKHOLDERS					
Net income attributable to Alexandria Real Estate Equities, Inc.'s common stockholders	$ 104,974	$ 90,746	$ 70,417	$ 56,453	$ 46,803
Add:					
Depreciation and amortization [1]	118,508	108,743	97,335	74,039	55,416
Net income attributable to noncontrolling interests	7,047	3,799	3,669	2,287	634
Net income attributable to unvested restricted stock awards	1,270	1,327	1,075	873	540
Subtract:					
Gain on sales of property [2]	(2,627)	(20,401)	(7,976)	(59)	(36)
FFO attributable to noncontrolling interests	(3,843)	(4,108)	(3,733)	(1,928)	(668)
FFO attributable to unvested restricted stock awards	(2,694)	(2,596)	(2,418)	(2,006)	(1,171)
FFO attributable to Alexandria Real Estate Equities, Inc.'s common stockholders [3]	$ 222,635	$ 177,510	$ 158,369	$ 129,659	$ 101,518
OTHER DATA					
Cash provided by operating activities	$ 205,950	$ 255,837	$ 188,031	$ 125,641	$ 123,970
Cash used in investing activities	$ (409,923)	$ (494,933)	$ (949,253)	$ (961,636)	$ (433,645)
Cash provided by financing activities	$ 203,440	$ 302,227	$ 766,304	$ 835,032	$ 310,428
Number of properties at year end	156	159	166	158	132
Rentable square feet of properties at year end	11,759,643	11,769,136	12,259,416	11,338,060	8,922,856
Occupancy of properties at year end	89%	90%	88%	88%	88%
Occupancy of properties at year end, excluding properties undergoing redevelopment and properties "held for sale"	94%	95%	94%	93%	93%

(1) Includes depreciation and amortization on assets "held for sale" reflected as discontinued operations for the periods prior to when such assets were classified as "held for sale."

(2) Gain on sales of property is classified in the consolidated statements of income as income from discontinued operations, net.

(3) United States generally accepted accounting principles ("GAAP") basis accounting for real estate assets utilizes historical cost accounting and assumes real estate values diminish over time. In an effort to overcome the difference between real estate values and historical cost accounting for real estate assets, the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT") established the measurement tool of Funds from Operations ("FFO"). Since its introduction, FFO has become a widely used non-GAAP financial measure by real estate investment trusts ("REITs"). We believe that FFO is helpful to investors as an additional measure of the performance of an equity REIT. We compute FFO in accordance with standards established by the Board of Governors of NAREIT in its April 2002 White Paper (the "White Paper") and related implementation guidance, which may differ from the methodology for calculating FFO utilized by other equity REITs, and, accordingly, may not be comparable to such other REITs. The White Paper defines FFO as net income (loss) (computed in accordance with GAAP), excluding gains (or losses) from sales, plus real estate related depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. While FFO is a relevant and widely used measure of operating performance for REITs, it should not be considered as an alternative to net income (determined in accordance with GAAP) as an indication of financial performance, or to cash flows from operating activities (determined in accordance with GAAP) as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to make distributions. For a more detailed discussion of FFO, see "Management's Discussion and Analysis of Financial Condition and Results of Operations - Funds From Operations."

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Alexandria Real Estate Equities, Inc.

THE FOLLOWING DISCUSSION SHOULD BE READ in conjunction with our consolidated financial statements and notes thereto appearing elsewhere in this report. Forward-looking statements involve inherent risks and uncertainties regarding events, conditions, and financial trends that may affect our future plans of operation, business strategy, results of operations, and financial position. A number of important factors could cause actual results to differ materially from those included within or contemplated by such forward-looking statements, including, but not limited to, those described below in this report. We do not undertake any responsibility to update any of these factors or to announce publicly any revisions to any of the forward-looking statements contained in this or any other document, whether as a result of new information, future events, or otherwise.

OVERVIEW

We are a publicly traded REIT focused principally on science-driven cluster formation. We are the leading provider of high-quality environmentally sustainable real estate, technical infrastructure services, and capital to the broad and diverse life science industry. Client tenants include institutional (universities and independent not-for-profit institutions), pharmaceutical, biotechnology, medical device, product, service and translational entities, as well as government agencies. Our operating platform is based on the principle of "clustering," with assets and operations located in key life science markets.

In 2009, we:

- Executed 142 leases for 1,864,000 rentable square feet.
- Reported occupancy at 94% as of December 31, 2009.
- Entered into a 15-year lease with an affiliate of Eli Lilly and Company as an anchor tenant at Alexandria Center™ for Life Science – New York City.
- Leased 310,000 rentable square feet of redevelopment and development space.
- Completed ground-up development of one property at Mission Bay, San Francisco, aggregating 102,000 rentable square feet pursuant to a 15-year lease with Pfizer Inc.
- Reduced principal balances of secured notes payable by $267 million.
- Completed redevelopment of multiple spaces at 10 properties aggregating 227,000 rentable square feet, of which approximately 72% was leased.
- Closed 10-year secured loan for $120 million.
- Sold four properties for approximately $21 million.
- Closed two follow-on common stock offerings with aggregate net proceeds of $488 million.
- Closed private offering of 8.00% unsecured convertible notes with net proceeds of $233 million.
- Repurchased, in privately negotiated transactions, approximately $75 million (par value) of our 3.70% unsecured convertible notes.
- Received LEED® Gold Certification for a building in the San Diego market.

2009 demonstrated the strength and durability of our core operations providing life science laboratory space to the broad and diverse life science industry. Our core operating results were relatively steady for the year ended December 31, 2009, during the continuing extraordinary and unprecedented worldwide economic, financial, banking and credit market crisis, significant worldwide economic recession, and drastic decline in consumer confidence and the consumer-driven economy. Financial systems throughout the world have recently experienced significant periods of illiquidity with banks much less willing to lend substantial amounts to other banks and borrowers.

The economic, financial and banking environment, and consumer confidence have improved since the depth of the crisis in the fourth quarter of 2008 and first quarter of 2009. Even with the recent improvements, we remain cautious regarding the economic, financial, and banking environment. We intend to continue to focus on the completion of our existing active redevelopment projects aggregating approximately 575,152 rentable square feet and our existing active development projects aggregating approximately an additional 980,000 rentable square feet. Additionally, we intend to continue with preconstruction activities for certain land parcels for future ground-up/vertical aboveground development in order to preserve and create value for these projects. These important preconstruction activities add significant value to our land for future ground-up development and are required for the ultimate vertical construction of the buildings. We also intend to be very careful and prudent with any future decisions to add new projects to our active ground-up/vertical developments. Future ground-up/vertical development projects will likely require significant pre-leasing from high-quality and/or credit entities. We also intend to continue to reduce debt as a percentage of our overall capital structure over a multi-year period. During this period, we may also extend and/or refinance certain debt maturities. We expect the source of funds for construction activities and repayment of outstanding debt to be provided over several years by opportunistic sales of real estate, joint ventures, cash flows from operations, new secured or unsecured debt, and the issuance of additional equity securities, as appropriate. As of December 31, 2009, we had identified three assets as "held for sale," which have been classified in discontinued operations.

As of December 31, 2009, we had 156 properties containing approximately 11.8 million rentable square feet of life science laboratory space including approximately 575,152 rentable square feet of space undergoing a permanent change in use to life science laboratory space through redevelopment, including the conversion of single-tenancy space to multi-tenancy spaces or multi-tenancy spaces to single-tenancy space. As of that date, our properties were approximately 94.1% leased, excluding spaces at properties undergoing redevelopment. In addition, as of December 31, 2009, our asset base contained properties undergoing ground-up development approximating 980,000 rentable square feet.

The following table is a summary of our properties as of December 31, 2009 (dollars in thousands):

Markets	Number of Properties	Rentable Square Feet: Operating	Rentable Square Feet: Redevelopment	Rentable Square Feet: Total	Annualized Base Rent [1]	Occupancy Percentage [1][2]
California – San Diego	32	1,549,044	116,431	1,665,475	$ 41,454	89.2%
California – San Francisco Bay	18	1,580,943	–	1,580,943	53,949	95.4
Eastern Massachusetts	36	3,064,693	245,308	3,310,001	110,973	94.3
New Jersey/Suburban Philadelphia	8	459,904	–	459,904	9,601	88.0
Southeast	13	735,373	21,191	756,564	16,364	93.7
Suburban Washington, D.C.	30	2,255,381	192,222	2,447,603	47,120	94.3
Washington – Seattle	12	975,121	–	975,121	30,044	99.1
International – Canada	4	342,394	–	342,394	8,158	100.0
Properties – Continuing Operations	153	10,962,853	575,152	11,538,005	$ 317,663	94.1%
Properties – Discontinued Operations	3	221,638	–	221,638		
Properties – Total	**156**	**11,184,491**	**575,152**	**11,759,643**		

(1) Annualized base rent means the annualized fixed base rental amount in effect as of December 31, 2009 (using rental revenue computed on a straight-line basis in accordance with GAAP). Amounts exclude spaces at properties totaling approximately 575,152 rentable square feet undergoing a permanent change in use to life science laboratory space through redevelopment.

(2) Including spaces undergoing a permanent change in use to life science laboratory space through redevelopment, occupancy as of December 31, 2009 was approximately 89.4%.

Our primary sources of revenue are rental income and tenant recoveries (consisting of reimbursement of real estate taxes, insurance, utilities, repairs and maintenance, and other operating expenses from certain tenants) from leases of our properties. The comparability of financial data from period to period is affected by the timing of our property development, redevelopment, and acquisition activities. Of the 156 properties owned as of December 31, 2009, two were acquired in 2008 (the "2008 Properties"), 15 in 2007, and 119 prior to 2007. In addition, we completed the development of one property in 2009, one property in 2007 (together with the 15 properties acquired in 2007, the "2007 Properties"), and 18 properties prior to 2007. As a result of these development and acquisition activities, as well as our ongoing redevelopment and leasing activities, there have been significant increases in total revenues and expenses, including significant increases in total revenues and expenses for 2009 as compared to 2008 as well as 2008 as compared to 2007. Our operating expenses generally consist of real estate taxes, insurance, utilities, common area, and other operating expenses.

LEASING As of December 31, 2009, approximately 88% of our leases (on a rentable square footage basis) were triple net leases, requiring tenants to pay substantially all real estate taxes, insurance, common area, and other operating expenses, including increases thereto. In addition, approximately 8% of our leases (on a rentable square footage basis) required the tenants to pay a majority of operating expenses. Additionally, approximately 91% of our leases (on a rentable square footage basis) provided for the recapture of certain capital expenditures, and approximately 93% of our leases (on a rentable square footage basis) contained effective annual rent escalations that were either fixed or indexed based on the consumer price index or another index.

The following table summarizes information with respect to lease expirations at our properties as of December 31, 2009:

Year of Lease Expiration	Number of Leases Expiring	Rentable Square Footage of Expiring Leases	Percentage of Aggregate Total Rentable Square Feet	Annualized Base Rent of Expiring Leases (per rentable square foot)
2010	78 [1]	1,003,316 [1]	8.7%	$ 24.31
2011	79	1,747,901	15.1	28.02
2012	66	1,366,663	11.8	32.82
2013	49	953,388	8.3	29.92
2014	49	1,105,663	9.6	28.31
2015	32	664,559	5.8	26.55
2016	18	1,037,632	9.0	31.65
2017	13	684,973	5.9	34.63
2018	11	737,172	6.4	44.60
2019	6	254,703	2.2	34.64

(1) Excludes three month-to-month leases for approximately 2,000 rentable square feet.

Our revenues are derived primarily from rental payments and reimbursement of operating expenses under our leases. If a tenant experiences a downturn in its business or other types of financial distress, it may be unable to make timely payments under its lease. Also, if tenants decide not to renew their leases or terminate early, we may not be able to re-lease the space. Even if tenants decide to renew or lease space, the terms of renewals or new leases, including the cost of any tenant improvements, concessions, and lease commissions, may be less favorable to us than current lease terms. Consequently, we could lose the cash flow from the affected properties, which could negatively impact our business. We may have to divert cash flows generated by other properties to meet our mortgage payments, if any, or to pay other expenses related to owning the affected properties.

VALUE-ADDED ACTIVITIES Construction in progress includes the following value-added activities as of December 31, 2009 (dollars in thousands):

Value-Added Activities	Amount	Square Feet
Redevelopment projects	$ 135,521	575,152
Development projects	407,084	980,000
Preconstruction projects	617,964	5,229,000
New markets and other projects	240,226	1,057,000
Total	**$1,400,795**	**7,841,152**

Amounts are classified as construction in progress as required under GAAP while construction activities are ongoing to bring the asset to its intended use. When construction activities cease, the asset is transferred out of construction in progress and classified as rental properties, net or land held for future development.

A key component of our business model is our value-added redevelopment and development programs. These programs are focused on providing high-quality generic life science laboratory space that is reusable by various life science industry tenants. Upon completion, each value-added project is expected to generate significant revenues and cash flows. Our redevelopment and development projects are generally in locations highly desirable by life science entities, which we believe results in higher occupancy levels, longer lease terms, and higher rental income and returns. Redevelopment projects consist of the permanent change in use of office, warehouse, and shell space into generic life science laboratory space, including the conversion of single-tenancy space to multi-tenancy spaces or multi-tenancy spaces to single-tenancy space. Our investment in redevelopment projects generally ranges from $75 to $150 per square foot depending on the nature of the existing building improvements. Development projects consist of the ground-up development of generic life science laboratory facilities. We also have certain significant value-added projects undergoing important and substantial preconstruction activities to bring these assets to their intended use. These critical activities add significant value for future ground-up development and are required for the ultimate vertical construction of buildings. Ultimately, these land parcels will provide valuable opportunities for new ground-up construction projects. The projects will provide high-quality facilities for the life science industry and will generate significant revenues and cash flows for the Company.

A component of our business model also includes ground-up development projects in new markets and other unique projects. We have two development parcels in China. One development parcel is located in South China, where a two-building project aggregating approximately 275,000 rentable square feet is under construction. The second development parcel is located in North China, where a two-building project aggregating approximately 272,000 rentable square feet is under construction. Additional projects include construction related to site work, plaza, park, and underground parking at Alexandria Center™ for Life Science – New York City, a unique state-of-the-art urban science park in the city, and in the adjoining future building approximating 410,000 rentable square feet.

Our success with our redevelopment, development, and preconstruction projects depends on many risks that may adversely affect our business, including those associated with the following:

- negative worldwide economic, financial, and banking conditions;
- worldwide economic recession and lack of confidence;
- financing availability;
- national, local, and worldwide economic conditions;
- delays in construction;
- budget overruns;
- lack of availability and/or increasing costs of materials;
- commodity pricing of building materials and supplies;
- changes in the life sciences, financial, and banking industries;
- volatility in interest rates;
- labor availability and/or strikes;
- uncertainty of leasing;

- timing of the commencement of rental payments;
- changes in local submarket conditions;
- delays or denials of entitlements or permits; and
- other property development uncertainties.

In addition, redevelopment, development, and preconstruction activities, regardless of whether they are ultimately successful, typically require a substantial portion of management's time and attention. This may distract management from focusing on other operational activities. If we are unable to complete redevelopment, development, and preconstruction projects successfully, our business may be adversely affected.

CRITICAL ACCOUNTING POLICIES

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with GAAP. Our significant accounting policies are described in the notes to our consolidated financial statements appearing elsewhere in this report. The preparation of these financial statements in conformity with GAAP requires us to make estimates, judgments, and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses. We base these estimates, judgments, and assumptions on historical experience and on various other factors that we believe to be reasonable under the circumstances. Changes in estimates could affect our financial position and specific items in our results of operations that are used by our stockholders, potential investors, industry analysts, and lenders in their evaluation of our performance. Actual results may differ from these estimates under different assumptions or conditions.

REIT COMPLIANCE We have elected to be taxed as a REIT under the Internal Revenue Code. Qualification as a REIT involves the application of highly technical and complex provisions of the Internal Revenue Code to our operations and financial results, and the determination of various factual matters and circumstances not entirely within our control. We believe that our current organization and method of operation comply with the rules and regulations promulgated under the Internal Revenue Code to enable us to qualify, and continue to qualify, as a REIT. However, it is possible that we have been organized or have operated in a manner that would not allow us to qualify as a REIT, or that our future operations could cause us to fail to qualify.

If we fail to qualify as a REIT in any taxable year, then we will be required to pay federal income tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. If we lose our REIT status, then our net earnings available for investment or distribution to our stockholders will be significantly reduced for each of the years involved and we will no longer be required to make distributions to our stockholders.

RENTAL PROPERTIES, NET, LAND HELD FOR FUTURE DEVELOPMENT, AND CONSTRUCTION IN PROGRESS In December 2007, the Financial Accounting Standards Board ("FASB") issued new accounting literature with respect to business combinations. We prospectively adopted the new guidance on January 1, 2009. In accordance with the new guidance, we recognize assets acquired (including the intangible value to above- or below-market leases, acquired in-place leases, tenant relationships, and other intangible assets or liabilities), liabilities assumed, and any noncontrolling interests in an acquired entity at their fair values as of the acquisition date. The value of tangible assets acquired is based upon our estimation of value on an "as if vacant" basis. The value of acquired in-place leases includes the estimated carrying costs during the hypothetical lease-up period and other costs that would have been incurred to execute similar leases, considering market conditions at the acquisition date of the acquired in-place lease. We assess the fair values of tangible and intangible assets based on numerous factors, including estimated cash flow projections that utilize appropriate discount, capitalization rates, and available market information. Estimates of future cash flows are based on a number of factors, including the historical operating results, known trends, and market/economic conditions that may affect the property. We also recognize the fair values of assets acquired, the liabilities assumed, and any noncontrolling interests in acquisitions of less than a 100% interest when the acquisition constitutes a change in control of the acquired entity. In addition, acquisition-related costs and restructuring costs are expensed as incurred. Prior to the adoption of the new guidance related to business combinations, the purchase price was allocated based upon relative fair values, and acquisition-related costs on successful acquisitions were capitalized and amortized over the estimated useful lives of the assets acquired.

The values allocated to land improvements, buildings, building improvements, tenant improvements, and equipment are depreciated on a straight-line basis using an estimated life of 20 years for land improvements, the shorter of the term of the respective ground lease or 40 years for buildings and building improvements, the respective lease term for tenant improvements, and the estimated useful life for equipment. The values of acquired above- and below-market leases are amortized over the lives of the related leases and recorded as either an increase (for below-market leases) or a decrease (for above-market leases) to rental income. The values of acquired in-place leases are classified as leasing costs, included in other assets in the accompanying consolidated balance sheets, and amortized over the remaining terms of the related leases.

Rental properties, land held for future development, construction in progress, and intangibles are individually evaluated for impairment when conditions exist that may indicate that it is probable that the sum of expected future undiscounted cash flows is less than the carrying amount. Impairment indicators for our rental properties, land held for future development, and construction in progress are assessed by project and include, but are not limited to, significant fluctuations in estimated net operating income, occupancy changes, construction costs, estimated completion dates, rental rates, and other market factors. We assess the expected undiscounted cash flows based upon numerous factors, including, but not limited to, construction costs, available market information, historical operating results, known trends, and market/economic conditions that may affect the property and our assumptions about the use of the asset, including, if necessary, a probability-weighted approach if multiple outcomes are under consideration. Upon determination that an impairment has occurred, a write-down is recorded to reduce the carrying amount to its estimated fair value.

CAPITALIZATION OF COSTS We are required to capitalize direct construction and development costs, including preconstruction costs, interest, property taxes, insurance, and other costs directly related and essential to the acquisition, development, redevelopment, or construction of a project. Capitalization of construction, development, and redevelopment costs is required while activities are ongoing to prepare an asset for its intended use. Costs incurred after a project is substantially complete and ready for its intended use are expensed as incurred. Should development, redevelopment, or construction activity cease, interest, property taxes, insurance, and certain other costs would no longer be eligible for capitalization and would be expensed as incurred. Expenditures for repairs and maintenance are expensed as incurred.

We also capitalize costs directly related and essential to our leasing activities. These costs are amortized on a straight-line basis over the terms of the related leases. Costs related to unsuccessful leasing opportunities are expensed.

ACCOUNTING FOR INVESTMENTS We hold equity investments in certain publicly traded companies and privately held entities primarily involved in the life science industry. All of our investments in publicly traded companies are considered "available for sale" and are recorded at fair value. Fair value has been determined based upon the closing price as of each balance sheet date, with unrealized gains and losses shown as a separate component of total equity. The classification of each investment is determined at the time each investment is made, and such determination is reevaluated at each balance sheet date. The cost of each investment sold is determined by the specific identification method, with net realized gains included in other income.

Investments in privately held entities are generally accounted for under the cost method when our interest in the entity is so minor that we have virtually no influence over such entity's operating and financial policies. Certain investments in privately held entities are accounted for under the equity method when our interest in the entity is not deemed so minor that we have virtually no influence over such entity's operating and financial policies. Under the equity method of accounting, we record our investment initially at cost and adjust the carrying amount of the investment to recognize our share of the earnings or losses of the investee subsequent to the date of our investment. Additionally, we limit our ownership percentage in the voting stock of each individual entity to less than 10%.

Individual investments are evaluated for impairment when changes in conditions may indicate an impairment exists. The factors that we consider in making these assessments include, but are not limited to, market prices, market conditions, available financing, prospects for favorable or unfavorable clinical trial results, new product initiatives, and new collaborative agreements. If there are no identified events or changes in circumstances that would have an adverse effect on our cost method investments, we do not estimate its fair value. For all of our investments, if a decline in the fair value of an investment below the carrying value is determined to be other-than-temporary, such investment is written down to its estimated fair value with a non-cash charge to current earnings. We use "significant other observable inputs" and "significant unobservable inputs" to determine the fair value of privately held entities.

INTEREST RATE HEDGE AGREEMENTS We are exposed to certain risks arising from both our business operations and economic conditions. We principally manage our exposures to a wide variety of business and operational risks through management of our core business activities. We manage economic risks, including interest rate, liquidity, and credit risk primarily by managing the amount, sources, duration of our debt funding, and the use of interest rate hedge agreements. Specifically, we enter into interest rate hedge agreements to manage exposures that arise from business activities that result in the payment of future known and uncertain cash amounts, the value of which are determined by interest rates. Our interest rate hedge agreements are used to manage differences in the amount, timing, and duration of our known or expected cash payments principally related to our borrowings based on the London Interbank Offered Rate ("LIBOR"). We do not use derivatives for trading or speculative purposes, and currently all of our derivatives are designated as hedges. Our objectives in using interest rate hedge agreements are to add stability to interest expense and to manage our exposure to interest rate movements in accordance with our interest rate risk management strategy. Interest rate swap agreements designated as cash flow hedges involve the receipt of variable rate amounts from a counterparty in exchange for the Company making fixed rate payments over the life of the interest rate swap agreements without exchange of the underlying notional amount. Interest rate cap agreements designated as cash flow hedges involve the receipt of variable rate amounts from a counterparty if interest rates rise above the strike rate on the contract in exchange for an up-front premium.

We record our interest rate hedge agreements in the consolidated balance sheets at their estimated fair values with an offsetting adjustment reflected as unrealized gains/losses in accumulated other comprehensive income in total equity. The accounting for changes in fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, a cash flow hedge, or a hedge of a net investment in a foreign operation. Our interest rate hedge agreements are considered cash flow hedges as they are designated and qualify as hedges of the exposure to variability in expected future cash flows. Hedge accounting generally provides for the matching of the timing of gain or loss recognition on the hedging instrument with the recognition of the changes in the earnings effect of the hedged forecasted transactions in a cash flow hedge. All of our interest rate hedge agreements meet the criteria to be deemed "highly effective" in reducing our exposure to variable interest rates. We formally document all relationships between interest rate hedge agreements and hedged items, including the method for evaluating effectiveness and the risk strategy. We make an assessment at the inception of each interest rate hedge agreement and on an ongoing basis to determine whether these instruments are "highly effective" in offsetting changes in cash flows associated with the hedged items. The ineffective portion of each interest rate hedge agreement is immediately recognized in earnings. While we intend to continue to meet the conditions for such hedge accounting, if hedges did not qualify as "highly effective," the changes in the fair values of the derivatives used as hedges would be reflected in earnings.

The fair values of our interest rate hedge agreements are determined using widely accepted valuation techniques, including discounted cash flow analyses on the expected cash flows of each derivative. These analyses reflect the contractual terms of the derivatives, including the period to maturity, and use observable market-based inputs, including interest rate curves and implied volatilities (also referred to as "significant other observable inputs"). The fair values of our interest rate swap agreements are determined using the market standard methodology of netting the discounted future fixed cash payments and the discounted expected variable cash receipts. The variable cash receipts are based on an expectation of future interest rates (forward curves) derived from observable market interest rate curves. The fair value of our interest rate cap agreement is determined using the market standard methodology of discounting the future expected cash receipts that would occur if variable interest rates rise above the strike rate of the interest rate cap agreement. The variable interest rate used in the calculation of projected receipts on the interest rate cap agreement is based on an expectation of future interest rates derived from observable market interest rate curves and volatilities. The fair value calculation also includes an amount for risk of non-performance using "significant unobservable inputs" such as estimates of current credit spreads to evaluate the likelihood of default, which we have determined to be insignificant to the overall fair value of our interest rate hedge agreements. In adjusting the fair value of our interest rate hedge agreements for the risk of non-performance, we have considered any applicable credit enhancements such as collateral postings, thresholds, mutual puts, and guarantees. These methods of assessing fair value result in a general approximation of value, and such value may never be realized.

RECOGNITION OF RENTAL INCOME AND TENANT RECOVERIES Rental income from leases with scheduled rent increases, free rent, incentives, or other rent adjustments is recognized on a straight-line basis over the respective lease terms. We include amounts currently recognized as income, and expected to be received in later years, in deferred rent in the accompanying consolidated balance sheets. Amounts received currently, but recognized as income in future years, are included as unearned rent in accounts payable, accrued expenses, and tenant security deposits in our consolidated balance sheets. We commence recognition of rental income at the date the property is ready for its intended use and the tenant takes possession of or controls the physical use of the property.

Tenant recoveries related to reimbursement of real estate taxes, insurance, utilities, repairs and maintenance, and other operating expenses are recognized as revenue in the period the applicable expenses are incurred.

If necessary, we maintain an allowance for estimated losses that may result from the inability of our tenants to make payments required under the terms of the lease. If a tenant fails to make contractual payments beyond any allowance, we may recognize additional bad debt expense in future periods equal to the amount of unpaid rent and unrealized deferred rent. As of December 31, 2009 and 2008, we had no allowance for doubtful accounts.

DISCONTINUED OPERATIONS A property is classified as "held for sale" when all of the following criteria for a plan of sale have been met: (1) management, having the authority to approve the action, commits to a plan to sell the property; (2) the property is available for immediate sale in its present condition, subject only to terms that are usual and customary; (3) an active program to locate a buyer, and other actions required to complete the plan to sell, have been initiated; (4) the sale of the property is probable and is expected to be completed within one year; (5) the property is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and (6) actions necessary to complete the plan of sale indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. When all of these criteria have been met, the property is classified as "held for sale," its operations, including any interest expense directly attributable to it, are classified as discontinued operations in our consolidated statements of income, and amounts for all prior periods presented are reclassified from continuing operations to discontinued operations. A loss is recognized for any initial adjustment of the asset's carrying amount to fair value less costs to sell in the period the asset qualifies as "held for sale." Depreciation of assets ceases upon designation of a property as "held for sale."

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS In January 2010, the FASB issued an Accounting Standard Update ("ASU") to address implementation issues associated with the accounting for decreases in the ownership of a subsidiary. The new guidance clarified the scope of the entities covered by the guidance related to accounting for decreases in the ownership of a subsidiary and specifically excluded in-substance real estate or conveyances of oil and gas mineral rights from the scope. Additionally, the new guidance expands the disclosures required for a business combination achieved in stages and deconsolidation of a business or nonprofit activity. The new guidance became effective for interim and annual periods ending on or after December 31, 2009 and must be applied on a retrospective basis to the first period that an entity adopted the new guidance related to noncontrolling interests. The adoption of this new guidance did not have an impact on our consolidated financial statements.

In January 2010, the FASB issued an ASU to address diversity in practice related to the accounting for a distribution to shareholders that offers them the ability to elect to receive their entire distribution in cash or shares of equivalent value with a potential limitation on the total amount of cash that shareholders can elect to receive in the aggregate. The new guidance clarifies that the stock portion of a distribution to shareholders that allows them to elect to receive cash or shares with a potential limitation on the total amount of cash that all shareholders can elect to receive in the aggregate is considered a share issuance that is reflected in earnings per share prospectively as opposed to a stock dividend that is retroactively applied by restating shares outstanding and earnings per share for all periods presented. The new guidance became effective for interim and annual periods ending on or after December 31, 2009, and must be applied on a retrospective basis. The adoption of this new guidance did not have an impact on our consolidated financial statements.

In June 2009, the FASB established the FASB Accounting Standards Codification (the "Codification") as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. All guidance contained in the Codification carries an equal level of authority. The Codification became effective for interim or annual financial periods ending after September 15, 2009. The adoption of the Codification did not have an impact on our consolidated financial statements.

In June 2009, the FASB issued new accounting literature with respect to the consolidation of variable interest entities ("VIEs"). The new guidance impacts the consolidation guidance applicable to VIEs and among other things requires a qualitative rather than a quantitative analysis to determine the primary beneficiary of a VIE, continuous assessments of whether a company is the primary beneficiary of a VIE, and enhanced disclosures about a company's involvement with a VIE. The new guidance applies to our fiscal year beginning on January 1, 2010, and early adoption is prohibited. We are currently evaluating the impact of the new guidance on our consolidated financial statements.

In May 2009, the FASB issued new accounting literature with respect to subsequent events. The new guidance, among other things, clarifies accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or available to be issued. We adopted the new guidance effective April 1, 2009, and the adoption did not have an impact on our consolidated financial statements.

RESULTS OF OPERATIONS

COMPARISON OF THE YEAR ENDED DECEMBER 31, 2009 TO THE YEAR ENDED DECEMBER 31, 2008 Rental revenues increased by $25.1 million, or 7%, to $366.2 million for the year ended December 31, 2009, compared to $341.1 million for the year ended December 31, 2008. The increase resulted from rental revenue from properties placed in service or redeveloped during the periods after January 1, 2008, and increases in rental rates related to renewed and/or releasable space leased. Additionally, in 2009 and 2008, we recognized additional rental income aggregating $18.5 million and $11.3 million, respectively, primarily related to a modification of a lease for a property in South San Francisco, California.

Tenant recoveries increased by $2.8 million, or 3%, to $102.1 million for the year ended December 31, 2009, compared to $99.4 million for the year ended December 31, 2008. The increase resulted primarily from properties placed in service or redeveloped during the periods after January 1, 2008. As of December 31, 2009 and 2008, approximately 88% and 89%, respectively, of our leases (on a rentable square footage basis) were triple net leases, requiring tenants to pay substantially all real estate taxes, insurance, common area, and other operating expenses, including increases thereto.

Other income for the years ended December 31, 2009 and 2008, of $11.8 million and $11.2 million, respectively, represents construction management fees, interest, investment income, and storage income. Other income for the year ended December 31, 2009, also includes a $7.2 million cash payment related to real estate acquired in November 2007. Excluding this cash payment, the decrease in other income is primarily due to decreases in investment income for the year ended December 31, 2009, as compared to the year ended December 31, 2008.

Rental operating expenses increased by $8.5 million, or 8%, to $120.5 million for the year ended December 31, 2009, compared to $112.0 million for the year ended December 31, 2008. The increase resulted primarily from increases in rental operating expenses (primarily payroll, property taxes, and insurance) from properties placed in service or redeveloped during the periods after January 1, 2008. The majority of the increase in rental operating expenses was recoverable from our tenants.

General and administrative expenses increased by $1.5 million, or 4%, to $36.3 million for the year ended December 31, 2009, compared to $34.8 million for the year ended December 31, 2008. As a percentage of total revenues, general and administrative expenses for 2009 remained consistent with 2008 at approximately 8%.

Interest expense decreased by $2.8 million, or 3%, to $81.3 million for the year ended December 31, 2009, compared to $84.1 million for the year ended December 31, 2008. The decrease resulted from a decrease in LIBOR rates and a decrease in the outstanding balance on our unsecured line of credit partially offset by the issuance of our 8% unsecured convertible notes. The weighted average interest rate on our unsecured line of credit and unsecured term loan, including the impact of our interest rate hedge agreements, decreased from approximately 4.30% as of December 31, 2008, to approximately 4.10% as of December 31, 2009. We have entered into certain interest rate hedge agreements to hedge a portion of our exposure to variable interest rates primarily associated with our unsecured line of credit and unsecured term loan (see "Liquidity and Capital Resources – Interest Rate Hedge Agreements").

Depreciation and amortization increased by $10.5 million, or 10%, to $116.9 million for the year ended December 31, 2009, compared to $106.4 million for the year ended December 31, 2008. The increase resulted primarily from depreciation associated with the improvements and properties placed in service or redeveloped during the periods after January 1, 2008.

During 2009, we recognized a gain on early extinguishment of debt of approximately $11.3 million related to the repurchase, in privately negotiated transactions, of approximately $75 million (par value) of certain of our 3.70% Unsecured Convertible Notes.

During 2008, we recognized aggregate non-cash impairment charges of $13.3 million associated with other-than-temporary declines in the value of certain investments below their carrying value.

Income from discontinued operations, net of approximately $5.2 million for the year ended December 31, 2009, reflects the results of operations of three properties that were classified as "held for sale" as of December 31, 2009 and four properties sold during 2009. In connection with the properties sold in 2009, we recorded a gain of approximately $2.6 million. Income from discontinued operations, net of approximately $19.0 million for the year ended December 31, 2008, reflects the results of operations of three properties that were classified as "held for sale" as of December 31, 2009, four properties sold during 2009, and eight properties sold during 2008. In connection with the properties sold in 2008, we recorded a gain of approximately $20.4 million. We also recorded a non-cash impairment charge of $4.7 million in March 2008 related to an industrial building located in a suburban submarket south of Boston and an office building located in the San Diego market which has been included in income from discontinued operations, net. These properties were sold later in 2008.

COMPARISON OF THE YEAR ENDED DECEMBER 31, 2008 TO THE YEAR ENDED DECEMBER 31, 2007 Rental revenues increased by $47.6 million, or 16%, to $341.1 million for the year ended December 31, 2008 compared to $293.4 million for the year ended December 31, 2007. The increase resulted from rental revenue from properties acquired, placed in service, or redeveloped during the periods after January 1, 2007 and increases in rental rates related to renewed and/or re-leasable space leased. Additionally, during the year ended December 31, 2008, we recognized additional rental income aggregating $11.3 million primarily related to a modification of a lease for a property in South San Francisco, California.

Tenant recoveries increased by $19.1 million, or 24%, to $99.4 million for the year ended December 31, 2008 compared to $80.2 million for the year ended December 31, 2007. The increase resulted primarily from properties acquired, placed in service, or redeveloped during the periods after January 1, 2007. As of December 31, 2008 and 2007, approximately 89% and 88%, respectively, of our leases (on a rentable square footage basis) were triple net leases, requiring tenants to pay substantially all real estate taxes, insurance, common area, and other operating expenses, including increases thereto.

Other income for the years ended December 31, 2008 and 2007 of $11.2 million and $14.7 million, respectively, represents construction management fees, interest, investment income, and storage income. As a percentage of total revenues, other income for the years ended December 31, 2008 and 2007 remained relatively consistent at approximately 2% to 4% of total revenues.

Rental operating expenses increased by $17.1 million, or 18%, to $112.0 million for the year ended December 31, 2008 compared to $94.9 million for the year ended December 31, 2007. The increase resulted primarily from increases in rental operating expenses (primarily property taxes and utilities) from properties acquired, placed in service, or redeveloped during the periods after January 1, 2007. The majority of the increase in rental operating expenses was recoverable from our tenants.

General and administrative expenses increased by $2.5 million, or 8%, to $34.8 million for the year ended December 31, 2008 compared to $32.3 million for the year ended December 31, 2007, primarily due to the growth in both the depth and breadth of our operations in multiple markets, including internationally. As a percentage of total revenues, general and administrative expenses for the year ended December 31, 2008 remained consistent with the year ended December 31, 2007 at approximately 8%.

Interest expense decreased by $8.2 million, or 9%, to $84.1 million for the year ended December 31, 2008 compared to $92.3 million for the year ended December 31, 2007. The decrease resulted primarily from a decrease in outstanding borrowings on our unsecured line of credit due to the issuance of 10.0 million shares of our 7.00% series D cumulative convertible preferred stock ("Series D Convertible Preferred Stock") in March and April 2008. Additionally, the decrease resulted from a decrease in LIBOR rates. These decreases were partially offset by increases in indebtedness on our unsecured line of credit. These borrowings were utilized to finance the development, redevelopment, and acquisition of the 2007 Properties and 2008 Properties. The weighted average interest rate on our unsecured line of credit and unsecured term loan, including the impact of our interest rate hedge agreements, decreased from approximately 5.85% as of December 31, 2007 to approximately 4.30% as of December 31, 2008. We have entered into certain interest rate hedge agreements to hedge a portion of our exposure to variable interest rates primarily associated with our unsecured line of credit and unsecured term loan (see "Liquidity and Capital Resources – Interest Rate Hedge Agreements").

Depreciation and amortization increased by $13.5 million, or 15%, to $106.4 million for the year ended December 31, 2008, compared to $92.9 million for the year ended December 31, 2007. The increase resulted primarily from depreciation associated with the improvements and properties acquired, placed in service, or redeveloped during the period after January 1, 2007.

During 2008, we recognized aggregate non-cash impairment charges of $13.3 million associated with other-than-temporary declines in the value of certain investments below their carrying value.

Income from discontinued operations, net of $19.0 million for the year ended December 31, 2008, reflects the results of operations of three properties that were classified as "held for sale" as of December 31, 2009, four properties sold in 2009, and eight properties sold during 2008. In connection with the properties sold in 2008, we recorded a gain of approximately $20.4

million. We also recorded a non-cash impairment charge of $4.7 million in March 2008 related to an industrial building located in a suburban submarket south of Boston and an office building located in the San Diego market that has been included in income from discontinued operations, net. These properties were sold later in 2008. Income from discontinued operations, net of $14.0 million for the year ended December 31, 2007, reflects the results of operations of three properties that were classified as "held for sale" as of December 31, 2009, four properties sold in 2009, eight properties sold during 2008, and four properties and four land parcels sold during 2007. In connection with the properties sold during the year ended December 31, 2007, we recorded a gain of approximately $8.0 million.

LIQUIDITY AND CAPITAL RESOURCES

OVERVIEW We expect to continue meeting our short-term liquidity and capital requirements generally through our working capital and net cash provided by operating activities. We believe that the net cash provided by operating activities will continue to be sufficient to enable us to make the distributions necessary to continue qualifying as a REIT. We also believe that net cash provided by operating activities will be sufficient to fund recurring non-revenue-enhancing capital expenditures, tenant improvements, and leasing commissions.

We expect to meet certain long-term liquidity requirements, such as for property development, redevelopment, other construction projects, scheduled debt maturities, and non-recurring capital improvements, through net cash provided by operating activities, periodic asset sales, and long-term secured and unsecured indebtedness, including borrowings under the unsecured line of credit and unsecured term loan, and the issuance of additional debt and/or equity securities.

Notwithstanding our expectations, financial markets have recently experienced unusual volatility and uncertainty. While this condition had occurred initially within the "subprime" mortgage lending sector of the credit market, financial systems throughout the world have recently experienced significant periods of illiquidity with banks much less willing to lend substantial amounts to other banks and borrowers. Consequently, there is greater uncertainty regarding our ability to access the credit markets in order to attract financing or capital on reasonable terms or on any terms. Our ability to finance our development and redevelopment projects and pending or new acquisitions, as well as our ability to refinance debt maturities, could be adversely affected by our inability to secure capital on reasonable terms, if at all.

The current economic, financial, and banking environment, worldwide economic recession, and lack of consumer confidence have improved since the fourth quarter of 2008 and first quarter of 2009. Even with the recent improvements, we remain cautious over the economic, financial, and banking environment. We intend to continue to focus on the completion of our existing active redevelopment projects aggregating approximately 575,152 rentable square feet and our existing active development projects aggregating an additional approximately 980,000 rentable square feet. Additionally, we intend to continue with preconstruction activities for certain land parcels for future ground-up/vertical aboveground development in order to preserve and create value for these projects. These important preconstruction activities add significant value to our land for future ground-up development and are required for the ultimate vertical construction of the buildings. We also intend to be very careful and prudent with any future decisions to add new projects to our active ground-up/vertical developments. Future ground-up/vertical development projects will likely require significant pre-leasing from high-quality and/or credit entities. We also intend to continue to reduce debt as a percentage of our overall capital structure over a multi-year period. During this period, we may also extend and/or refinance certain debt maturities. We expect the source of funds for construction activities and repayment of outstanding debt to be provided over several years by cash flows from operations, opportunistic sales of real estate, joint ventures, new secured or unsecured debt, and the issuance of additional equity securities, as appropriate. As of December 31, 2009, we had identified three assets as "held for sale" that have been classified in discontinued operations.

As further discussed below, our principal liquidity needs are to fund the following:

- normal recurring expenses;
- current development and redevelopment costs;
- capital expenditures, including tenant improvements and leasing costs;
- principal and interest payments due under our debt obligations, including balloon payments of principal; and
- dividend distributions in order to maintain our REIT qualification under the Internal Revenue Code.

We believe that our sources of capital for our principal liquidity needs will be satisfied by the following:

- cash on hand of approximately $70.6 million as of December 31, 2009;
- restricted cash of approximately $24.1 million as of December 31, 2009, to fund certain construction costs;
- cash flows generated by operating activities (for the year ended December 31, 2009, we generated approximately $206.0 million of cash flows from operating activities);

- availability under our $1.9 billion unsecured line of credit and unsecured term loan (approximately $1.2 billion outstanding as of December 31, 2009);
- cash proceeds from new secured or unsecured financings;
- cash proceeds generated from potential asset sales including three properties that were classified as "held for sale" as of December 31, 2009;
- cash proceeds from the issuance of common or preferred equity or debt securities; and
- cash proceeds from joint ventures.

PRINCIPAL LIQUIDITY NEEDS

CONTRACTUAL OBLIGATIONS AND COMMITMENTS Contractual obligations as of December 31, 2009, consisted of the following (in thousands):

	Payments by Period				
	Total	2010	2011-2012	2013-2014	Thereafter
Secured notes payable [1]	$ 937,017	$ 35,982	$ 176,191	$ 308,096	$ 416,748
Unsecured line of credit [2]	476,000	-	476,000	-	-
Unsecured term loan [2]	750,000	-	750,000	-	-
Unsecured convertible notes	624,700	-	384,700	240,000	-
Estimated interest payments	598,252	120,955	193,638	113,605	170,054
Ground lease obligations	611,440	6,558	15,831	17,079	571,972
Other obligations	3,288	1,357	1,931	-	-
Total	$ 4,000,697	$164,852	$1,998,291	$ 678,780	$1,158,774

(1) Assumes we exercise our sole right to extend the maturity dates of a secured note payable of approximately $28.5 million from January 1, 2011, to January 1, 2012, and a secured note payable of approximately $38.4 million from January 2, 2012, to April 6, 2013. Amounts include noncontrolling interests' share of scheduled principal maturities of approximately $39.3 million, of which approximately $17.6 million and $20.8 million mature in 2013 and 2014, respectively. Also, amounts are net of unamortized discounts of approximately $2.1 million.

(2) Assumes we exercise our sole right to extend the maturity date of our unsecured line of credit from October 2010 to October 2011 and our unsecured term loan from October 2011 to October 2012.

Secured notes payable as of December 31, 2009, consisted of 26 notes secured by 57 properties and one land development parcel. Our secured notes payable require monthly payments of principal and interest and had weighted average interest rates of approximately 5.83% at December 31, 2009. Noncontrolling interests' share of secured notes payable aggregated approximately $39.3 million as of December 31, 2009. The total book values of rental properties, net, land held for future development, and construction in progress securing debt were approximately $1.4 billion at December 31, 2009. At December 31, 2009, our secured notes payable were comprised of approximately $831.5 million and $105.5 million of fixed and variable rate debt, respectively.

Our unsecured line of credit matures in October 2010 and may be extended at our sole option for an additional one-year period to October 2011. Our unsecured term loan matures in October 2011 and may be extended at our sole option for an additional one-year period to October 2012.

In April 2009, we completed a private offering of $240 million unsecured convertible notes with a coupon of 8.00% (the "8.00% Unsecured Convertible Notes"). In January 2007, we completed a private offering of $460 million unsecured convertible notes with a coupon of 3.70% (the "3.70% Unsecured Convertible Notes"). In April 2009, we repurchased, in privately negotiated transactions, approximately $75 million (par value) of certain of our 3.70% Unsecured Convertible Notes. See additional information under Note 7 to our consolidated financial statements regarding our ability to redeem the notes, the ability of the holders to require us to repurchase the notes, and circumstances under which the holders may convert the notes.

Estimated interest payments on our fixed rate debt and hedged variable rate debt were calculated based upon contractual interest rates, including the impact of interest rate swap agreements, interest payment dates, and scheduled maturity dates. As of December 31, 2009, approximately 83% of our debt was fixed rate debt or variable rate debt subject to interest rate hedge agreements. See additional information regarding our interest rate hedge agreements under "Liquidity and Capital Resources – Interest Rate Hedge Agreements." The remaining 17% of our debt is unhedged variable rate debt based primarily on LIBOR. Interest payments on our unhedged variable rate debt have been excluded from the table above because we cannot reasonably determine the future interest obligations on variable rate debt as we cannot predict the applicable variable interest rates in the future. See additional information regarding our debt under Notes 5, 6, 7, and 8 to our consolidated financial statements.

Ground lease obligations as of December 31, 2009, included leases for 19 of our properties and three land development parcels. These lease obligations have remaining lease terms from 23 to 97 years, excluding extension options.

In addition, as of December 31, 2009, remaining aggregate costs under contracts for the construction of properties undergoing development, redevelopment, and life science laboratory infrastructure improvements under the terms of leases approximated $186.8 million. We expect payments for these obligations to occur over one to three years, subject to capital planning adjustments from time to time. We are also committed to fund approximately $48.3 million for certain investments over the next six years.

CAPITAL EXPENDITURES, TENANT IMPROVEMENTS, AND LEASING COSTS As of December 31, 2009, we had an aggregate of approximately 980,000 rentable square feet undergoing vertical ground-up construction and an aggregate of approximately 575,152 rentable square feet undergoing a permanent change in use to life science laboratory space through redevelopment including the conversion of single-tenancy space to multi-tenancy spaces or multi-tenancy spaces to single-tenancy space.

For the years ended December 31, 2009, 2008, and 2007, we paid property-related capital expenditures and tenant improvements related to our properties, including expenditures related to our development and redevelopment projects, aggregating approximately $446.1 million, $542.5 million, and $589.7 million, respectively. These amounts include payments for property-related capital expenditures and tenant improvements presented in the table below, including non-revenue-enhancing capital expenditures and tenant improvement and leasing costs related to re-tenanted and renewal space. We expect our future property-related capital expenditures and tenant improvements related to our life science properties to decrease in 2010 as compared to 2009.

The following table shows five-year average per square foot property-related capital expenditures, tenant improvements and leasing costs (excluding capital expenditures and tenant improvements that are recoverable from tenants, revenue-enhancing, or related to properties that have undergone redevelopment) for the years ended December 31, 2009, 2008, 2007, 2006, and 2005:

Year Ended December 31,	Five-Year Average	2009	2008	2007	2006	2005
CAPITAL EXPENDITURES [1]						
Major capital expenditures	$ 772,000	$ 529,000	$ 405,000	$ 1,379,000	$ 575,000	$ 972,000
Recurring capital expenditures	$ 985,000	$ 1,405,000	$ 955,000	$ 648,000	$ 639,000	$ 1,278,000
Square feet in portfolio	10,581,399	11,740,993	11,770,769	11,476,217	9,790,326	8,128,690
Per square foot:						
Major capital expenditures	$ 0.07	$ 0.05	$ 0.03	$ 0.12	$ 0.06	$ 0.12
Recurring capital expenditures	$ 0.09	$ 0.12	$ 0.08	$ 0.06	$ 0.07	$ 0.16
TENANT IMPROVEMENTS AND LEASING COSTS						
Re-tenanted space [2]						
Tenant improvements and leasing costs	$ 1,619,000	$ 1,475,000	$ 3,481,000	$ 1,446,000	$ 1,370,000	$ 324,000
Re-tenanted square feet	264,382	211,638	505,773	224,767	248,846	130,887
Per square foot	$ 6.12	$ 6.97	$ 6.88	$ 6.43	$ 5.51	$ 2.48
Renewal space						
Tenant improvements and leasing costs	$ 1,861,000	$ 3,263,000	$ 2,364,000	$ 1,942,000	$ 957,000	$ 778,000
Renewal square feet	703,645	976,546	748,512	671,127	455,980	666,058
Per square foot	$ 2.64	$ 3.34	$ 3.16	$ 2.89	$ 2.10	$ 1.17

(1) Property-related capital expenditures include all major capital and recurring capital expenditures except capital expenditures that are recoverable from tenants, revenue-enhancing capital expenditures, or costs related to the redevelopment of a property. Major capital expenditures consist of roof replacements and heavy-duty heating, ventilation and air-conditioning ("HVAC") systems that are typically identified and considered at the time a property is acquired.

(2) Excludes space that has undergone redevelopment before re-tenanting.

Capital expenditures fluctuate in any given period due to the nature, extent, and timing of improvements required and the extent to which they are recoverable from our tenants. As of December 31, 2009, approximately 91% (on a rentable square footage basis) of our leases provide for the recapture of certain capital expenditures (such as HVAC systems maintenance and/or replacement, roof replacement, and parking lot resurfacing). In addition, we maintain an active preventive maintenance program at each of our properties to minimize capital expenditures.

Tenant improvements and leasing costs also fluctuate in any given year depending upon factors such as the timing and extent of vacancies, property age, location, characteristics, the type of lease (renewal tenant or re-tenanted space), the involvement of external leasing agents, and overall competitive market conditions.

We expect our future capital expenditures, tenant improvements, and leasing costs (excluding capital expenditures and tenant improvements that are recoverable from tenants, revenue-enhancing or related to properties that have undergone redevelopment) to be approximately in the range as shown in the table on the previous page.

UNSECURED LINE OF CREDIT AND UNSECURED TERM LOAN We use our unsecured line of credit and unsecured term loan to fund working capital, construction activities, and, from time to time, acquisition of properties. Our $1.9 billion unsecured credit facilities consist of a $1.15 billion unsecured line of credit and a $750 million unsecured term loan. We may in the future elect to increase commitments under our unsecured credit facilities by up to an additional $500 million. As of December 31, 2009, we had borrowings of $476 million and $750 million outstanding under our unsecured line of credit and unsecured term loan, respectively, with a weighted average interest rate, including the impact of our interest rate swap agreements, of approximately 4.10%.

Our unsecured line of credit and unsecured term loan, as amended, bear interest at a floating rate based on our election of either (1) a LIBOR-based rate plus 1.00% to 1.45% depending on our leverage or (2) the higher of a rate based upon Bank of America's prime rate plus 0.0% to 0.25% depending on our leverage and the Federal Funds rate plus 0.50%. For each LIBOR-based advance, we must elect a LIBOR period of one, two, three, or six months. Our unsecured line of credit matures in October 2010 and may be extended at our sole option for an additional one-year period to October 2011. Our unsecured term loan matures in October 2011 and may be extended at our sole option for an additional one-year period to October 2012.

Our unsecured line of credit and unsecured term loan contain financial covenants, including, among others, the following (as defined under the terms of the agreement):

- leverage ratio less than 65.0%;
- fixed charge coverage ratio greater than 1.40;
- minimum book value of $1.6 billion; and
- secured debt ratio less than 55.0%.

As of December 31, 2009, we believe our two most restrictive financial covenants under our unsecured line of credit and unsecured term loan were the leverage and fixed charge ratios. Future changes in interest rates, our outstanding debt balances, and other changes in our business, operations, or financial statements may result in a default of these and other financial covenants under our unsecured line of credit and unsecured term loan.

In addition, the terms of the unsecured line of credit and unsecured term loan restrict, among other things, certain investments, indebtedness, distributions, mergers, developments, land, and borrowings available under our unsecured line of credit and unsecured term loan for developments, land, and encumbered assets. As of December 31, 2009 and 2008, we were in compliance with all such covenants. Management continuously monitors the Company's compliance and projected compliance with the covenants. Our current expectation is that we will continue to meet the requirements of our debt covenants in the short and long term. However, in the event of a continued economic down-turn, continued crisis in the credit markets, or rising cost of capital, there is no certainty that we will be able to continue to satisfy all of the covenant requirements.

Aggregate unsecured borrowings may be limited to an amount based primarily on the net operating income derived from a pool of unencumbered and encumbered properties and our cost basis of development assets and land. Aggregate unsecured borrowings may increase as we complete the development, redevelopment, or acquisition of additional unencumbered properties. As of December 31, 2009, aggregate unsecured borrowings were limited to approximately $2.8 billion. If net operating income from properties supporting our borrowing capacity under our unsecured credit facilities decreases, our borrowing capacity under our credit facilities will also decrease. Additionally, we may be required to reduce our outstanding borrowings under our credit facilities in order to maintain compliance with one or more covenants under our credit facilities.

As of December 31, 2009, we had 49 lenders providing commitments under our $1.9 billion unsecured line of credit and unsecured term loan. During 2009, all lenders under our unsecured line of credit and unsecured term loan funded all borrowings requested under these agreements. In the future, if one or more such lenders fail to fund a borrowing request, we may not be able to borrow funds necessary for working capital, construction activities, dividend payments, debt repayment, monthly debt service, and other recurring capital requirements. The failure of one or more lenders to fund their share of a borrowing request may have a material impact on our financial statements.

We have risks associated with the maturity of our unsecured line of credit and unsecured term loan. There may be fewer, if any, lenders willing to participate in future unsecured credit facilities, and future commitments from lenders may be lower than existing commitments. In addition, key terms and covenants may be less favorable than existing key terms and covenants and we may not be able to raise capital to repay our outstanding balance on our unsecured credit facilities prior to or at maturity.

INTEREST RATE HEDGE AGREEMENTS We utilize interest rate hedge agreements, including interest rate swap and cap agreements, to hedge a portion of our exposure to variable interest rates primarily associated with our unsecured line of credit and unsecured term loan. These agreements involve an exchange of fixed and floating rate interest payments without the exchange of the underlying principal amount (the "notional amount"). Interest received under all of our interest rate hedge agreements is based on the one-month LIBOR rate. The net difference between the interest paid and the interest received is reflected as an adjustment to interest expense.

The following table summarizes our interest rate swap agreements as of December 31, 2009 (dollars in thousands):

Transaction Date	Effective Date	Termination Date	Interest Pay Rate	Notional Amount	Effective at December 31, 2009	Fair Value
December 2006	December 29, 2006	March 31, 2014	4.990%	$ 50,000	$ 50,000	$ (4,948)
December 2006	January 2, 2007	January 3, 2011	5.003	28,500	28,500	(1,389)
October 2007	October 31, 2007	September 30, 2012	4.546	50,000	50,000	(3,733)
October 2007	October 31, 2007	September 30, 2013	4.642	50,000	50,000	(4,195)
December 2005	January 2, 2008	December 31, 2010	4.768	50,000	50,000	(2,103)
June 2006	June 30, 2008	June 30, 2010	5.325	50,000	50,000	(1,255)
June 2006	June 30, 2008	June 30, 2010	5.325	50,000	50,000	(1,255)
October 2007	July 1, 2008	March 31, 2013	4.622	25,000	25,000	(2,018)
October 2007	July 1, 2008	March 31, 2013	4.625	25,000	25,000	(2,020)
October 2008	October 16, 2008	January 31, 2010	2.755	100,000	100,000	(203)
June 2006	October 31, 2008	December 31, 2010	5.340	50,000	50,000	(2,391)
June 2006	October 31, 2008	December 31, 2010	5.347	50,000	50,000	(2,395)
October 2008	September 30, 2009	January 31, 2011	3.119	100,000	100,000	(2,693)
December 2006	November 30, 2009	March 31, 2014	5.015	75,000	75,000	(7,496)
December 2006	November 30, 2009	March 31, 2014	5.023	75,000	75,000	(7,493)
December 2006	December 31, 2010	October 31, 2012	5.015	100,000	-	(4,359)
Total					**$828,500**	**$ (49,946)**

We have entered into master derivative agreements with each counterparty. These master derivative agreements (all of which are adapted from the standard International Swaps & Derivatives Association, Inc. form) define certain terms between the Company and each counterparty to address and minimize certain risks associated with our interest rate hedge agreements. In order to limit our risk of non-performance by an individual counterparty under our interest rate hedge agreements, our interest rate hedge agreements are spread among various counterparties. As of December 31, 2009, the largest aggregate notional amount with an individual counterparty was $175 million. If one or more of our counterparties fail to perform under our interest rate hedge agreements, we may incur higher costs associated with our variable rate LIBOR-based debt than the interest costs we originally anticipated.

As of December 31, 2009, our interest rate swap agreements were classified in accounts payable, accrued expenses, and tenant security deposits based upon their respective fair values, aggregating a liability balance of approximately $49.9 million with the offsetting adjustment reflected as unrealized losses in accumulated other comprehensive loss in total equity. Balances in accumulated other comprehensive loss are recognized in earnings in the period that the forecasted hedge transactions affect earnings. Also, during the year ended December 31, 2009, we entered into an interest rate cap agreement with a notional amount approximating $38.4 million effective May 15, 2009, and terminating on January 3, 2012. This agreement sets a ceiling on one-month LIBOR at 2.50% related to one secured note. The interest rate cap agreement was classified in other assets based upon its fair value aggregating an asset balance of approximately $189,000. We have not posted any collateral related to our interest rate hedge agreements. For the year ended December 31, 2009, approximately $37.5 million was reclassified from accumulated other comprehensive income to interest expense as an increase to interest expense. During the next twelve months, we expect to reclassify approximately $28.6 million from accumulated other comprehensive loss to interest expense as an increase to interest expense.

SECURED NOTES PAYABLE As of December 31, 2009, we had aggregate secured notes payable of approximately $937.0 million. If we are unable to refinance, extend principal payments due at maturity, or pay principal maturities with proceeds from other capital sources, then our cash flows may be insufficient to pay dividends to our stockholders and to repay debt upon maturity. Furthermore, even if we are able to refinance debt prior to maturity, the interest rate, loan to value, and other key loan terms may be less favorable than existing loan terms. Less favorable loan terms, assuming we are able to refinance our secured notes payable, may result in higher interest costs, additional required capital as a result of less proceeds or lower loan to value upon refinancing, or new or more restrictive covenants or loan terms.

DIVIDENDS We are required to distribute 90% of our REIT taxable income on an annual basis in order to continue to qualify as a REIT for federal income tax purposes. Accordingly, we intend to make, but are not contractually bound to make, regular quarterly distributions to preferred and common stockholders from cash flows from operating activities. All such distributions are at the discretion of our board of directors. We may be required to use borrowings under our unsecured line of credit, if necessary, to meet REIT distribution requirements and maintain our REIT status. We consider market factors and our performance, in addition to REIT requirements, in determining distribution levels. During the year ended December 31, 2009, we paid dividends on our common stock aggregating approximately $86.7 million. Also, during the year ended December 31, 2009, we paid dividends on our 8.375% series C cumulative redeemable preferred stock ("Series C Preferred Stock") and Series D Convertible Preferred Stock aggregating approximately $10.9 million and $17.5 million, respectively.

SOURCES OF CAPITAL

CASH AND CASH EQUIVALENTS As of December 31, 2009, we had approximately $70.6 million of cash and cash equivalents.

TENANT SECURITY DEPOSITS AND OTHER RESTRICTED CASH Tenant security deposits and other restricted cash consisted of the following (in thousands):

December 31,	2009	2008
Funds held in trust under the terms of certain secured notes payable	$ 19,340	$ 16,118
Funds held in escrow related to construction projects	24,054	49,499
Other restricted funds	3,897	2,165
Total	$ 47,291	$ 67,782

The funds held in escrow related to construction projects will be used to pay for certain construction costs.

CASH FLOWS Net cash provided by operating activities for the year ended December 31, 2009 decreased by $49.9 million to $206.0 million compared to $255.8 million for the year ended December 31, 2008. The decrease resulted primarily from a decrease in cash flows from overall changes in operating assets and liabilities partially offset by an increase in net income. Cash flows from operations are primarily dependent upon the occupancy level of our portfolio, the net effective rental rates achieved on our leases, the collectability of rent, operating escalations and recoveries from our tenants, and the level of operating, and other costs. We believe our cash flows from operating activities provide a stable source of cash to fund operating expenses. In addition, as of December 31, 2009, approximately 88% of our leases (on a rentable square footage basis) were triple net leases, requiring tenants to pay substantially all real estate taxes, insurance, utilities, common area, and other operating expenses, including increases thereto, and approximately 8% of our leases (on a rentable square footage basis) required the tenants to pay a majority of operating expenses.

We are largely dependent on the life science industry for revenues due under lease agreements. Our business could be adversely affected if the life science industry is impacted by the current economic downturn and financial and banking crisis or if the life science industry migrates from the United States to other countries. Our tenants may not be able to pay amounts due under their lease agreements if they are unsuccessful in discovering, developing, making, or selling their products or technologies.

The bankruptcy or insolvency of a major tenant may also adversely affect the income produced by a property. If any of our tenants become a debtor in a case under the United States Bankruptcy Code, the bankruptcy court must approve any eviction. The bankruptcy court may authorize the tenant to reject and terminate its lease with us. Our claim against such a tenant for unpaid future rent would be subject to a statutory limitation that might be substantially less than the remaining rent actually owed to us under the tenant's lease. Any shortfall in rent payments could adversely affect our cash flow and our ability to make distributions to our stockholders.

Net cash used in investing activities for the year ended December 31, 2009, was $409.9 million compared to $494.9 million for the year ended December 31, 2008. The decrease in net cash used in investing activities reflects lower proceeds from dispositions as well as lower additions to properties due to our strategy to reduce capital spending in 2009, as compared to 2008.

Net cash provided by financing activities for the year ended December 31, 2009, decreased by $98.8 million to $203.4 million compared to $302.2 million for the year ended December 31, 2008. For the year ended December 31, 2009, proceeds of approximately $1.5 billion from the issuance of common stock, the issuance of our 8.00% Unsecured Convertible Notes, and borrowings from secured notes payable and our unsecured line of credit were partially offset by approximately $1.2 billion related to the repurchases of certain of our 3.70% Unsecured Convertible Notes, principal reductions related to repayments of outstanding principal on our secured notes payable, and repayments of borrowings from our unsecured line of credit. Additionally, for the year ended December 31, 2009, we paid dividends on our common and preferred stock of approximately $115.0 million. For the year ended December 31, 2008, proceeds of approximately $1.3 billion from the issuance of Series D Convertible Preferred Stock and borrowings from secured notes payable and our unsecured line of credit were partially offset by principal repayments of approximately $0.9 billion related to outstanding amounts on our secured notes payable and unsecured line of credit. Additionally, we paid dividends on our common and preferred stock of approximately $122.0 million during the year ended December 31, 2008.

UNSECURED LINE OF CREDIT AND UNSECURED TERM LOAN We use our unsecured line of credit and unsecured term loan to fund working capital, construction activities, and, from time to time, acquisition of properties. Our $1.9 billion unsecured credit facilities consist of a $1.15 billion unsecured line of credit and a $750 million unsecured term loan. We may in the future elect to increase commitments under our unsecured credit facilities by up to an additional $500 million. As of December 31, 2009, we had borrowings of $476 million and $750 million outstanding under our unsecured line of credit and unsecured term loan, respectively, with a weighted average interest rate, including the impact of our interest rate swap agreements, of approximately 4.10%.

PROPERTY DISPOSITIONS During the year ended December 31, 2009, we sold four properties at an aggregate contract price of approximately $20.9 million. The net sales proceeds were initially used to repay outstanding secured debt related to the properties sold or outstanding debt on our unsecured line of credit. As of December 31, 2009, we had three properties classified as "held for sale."

OTHER RESOURCES AND LIQUIDITY REQUIREMENTS Under our current shelf registration statement filed with the Securities and Exchange Commission, we may offer common stock, preferred stock, debt, and other securities. These securities may be issued from time to time at our discretion based on our needs and market conditions.

In September 2009, we sold 4,600,000 shares of our common stock in a follow-on offering (including shares issued upon full exercise of the underwriters' over-allotment option). The shares were issued at a price of $53.25 per share, resulting in aggregate proceeds of approximately $233.5 million (after deducting underwriters' discounts and other offering costs).

In April 2009, we completed a private offering of the 8.00% Unsecured Convertible Notes. The net proceeds from this offering, after initial purchasers' fees and other offering costs, were approximately $233.0 million. Prior to April 20, 2014, we will not have the right to redeem the 8.00% Unsecured Convertible Notes, except to preserve our qualification as a REIT. On and after that date, we have the right to redeem the 8.00% Unsecured Convertible Notes, in whole or in part, at any time and from time to time, for cash equal to 100% of the principal amount of the notes to be redeemed, plus any accrued and unpaid interest to, but excluding, the redemption date. Holders of the 8.00% Unsecured Convertible Notes may require us to repurchase their notes, in whole or in part, on April 15, 2014, 2019, and 2024 for cash equal to 100% of the principal amount of the notes to be purchased plus any accrued and unpaid interest to, but excluding, the repurchase date. Holders of the 8.00% Unsecured Convertible Notes may require us to repurchase all or a portion of their notes upon the occurrence of specified corporate transactions, including a change in control, certain merger or consolidation transactions, or the liquidation of the Company (each, a "Fundamental Change"), at a repurchase price in cash equal to 100% of the principal amount of the notes to be repurchased, plus any accrued and unpaid interest to, but excluding, the fundamental change repurchase date. At issuance, the 8.00% Unsecured Convertible Notes had an initial conversion rate of approximately 24.1546 shares of common stock per $1,000 principal amount of the 8.00% Unsecured Convertible Notes, representing a conversion price of approximately $41.40 per share of our common stock. This initial conversion price represented a premium of 15% based on the last reported sale price of $36.00 per share of our common stock on April 21, 2009. The conversion rate of the 8.00% Unsecured Convertible Notes is subject to adjustments for certain events, including, but not limited to, certain cash dividends on our common stock in excess of $0.35 per share per quarter and dividends on our common stock payable in shares of our common stock. As of December 31, 2009, there was no change from the initial conversion rate of our 8.00% Unsecured Convertible Notes. Holders of the 8.00% Unsecured Convertible Notes may convert their notes prior to the stated maturity date of April 15, 2029, only under the following circumstances: (1) during any calendar quarter after the calendar quarter ending June 30, 2009, if the closing sale price of our common stock for each of 20 or more trading days in a period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter exceeds or is equal to 130% of the conversion price in effect on the last trading day of the immediately preceding calendar quarter; (2) during the five consecutive business days immediately after any five consecutive trading day period (the "8.00% Unsecured Convertible Note Measurement Period") in which the average trading price per $1,000 principal amount of the 8.00% Unsecured Convertible Notes was equal to or less than 98% of the average conversion value of the 8.00% Unsecured Convertible Notes during the 8.00% Unsecured Convertible Note Measurement Period; (3) upon the occurrence of a Fundamental Change; (4) if we call the 8.00% Unsecured Convertible Notes for redemption; and (5) at any time from and including March 15, 2029, until the close of business on the business day immediately preceding April 15, 2029, or earlier redemption or repurchase. Upon conversion, holders of the 8.00% Unsecured Convertible Notes will receive cash, shares of our common stock, or a combination thereof, as the case may be, at our election. Pursuant to the accounting literature related to convertible debt, at issuance of the 8.00% Unsecured Convertible Notes, we determined the effective interest rate of the notes to be 11.0%.

In March 2009, we sold 7,000,000 shares of our common stock in a follow-on offering. The shares were issued at a price of $38.25 per share, resulting in aggregate proceeds of approximately $254.6 million (after deducting underwriters' discounts and other offering costs).

In March and April 2008, we completed a public offering of 10,000,000 shares of Series D Convertible Preferred Stock. The shares were issued at a price of $25.00 per share, resulting in aggregate proceeds of approximately $242 million (after deducting underwriters' discounts and other offering costs). The proceeds from this offering were used to pay down outstanding borrowings on our unsecured line of credit. The dividends on our Series D Convertible Preferred Stock are cumulative and accrue from the date of original issuance. We pay dividends quarterly in arrears at an annual rate of $1.75 per share. Our Series D Convertible Preferred Stock has no stated maturity and is not subject to any sinking fund or mandatory redemption provisions, and we are not allowed to redeem our Series D Convertible Preferred Stock, except to preserve our status as a REIT. Investors in our Series D Convertible Preferred Stock generally have no voting rights. On or after April 20, 2013, we may, at our option, be able to cause some or all of our Series D Convertible Preferred Stock to be automatically converted if the closing sale price per share of our common stock equals or exceeds 150% of the then-applicable conversion price of the Series D Convertible Preferred Stock for at least 20 trading days in a period of 30 consecutive trading days ending on the trading day immediately prior to our issuance of a press release announcing the exercise of our conversion option. Holders of our Series D Convertible Preferred Stock, at their option, may, at any time and from time to time, convert some or all of their outstanding shares initially at a conversion rate of 0.2477 shares of common stock per $25.00 liquidation preference, which was equivalent to an initial conversion price of approximately $100.93 per share of common stock. The conversion rate for the Series D Convertible Preferred Stock is subject to adjustments for certain events, including, but not limited to, certain dividends on our common stock in excess of $0.78 per share per quarter and dividends on our common stock payable in shares of our common stock. As of December 31, 2009, the Series D Convertible Preferred Stock had a conversion rate of approximately 0.2480 shares of common stock per $25.00 liquidation preference, which is equivalent to a conversion price of approximately $100.81 per share of common stock.

In January 2007, we completed a private offering of the 3.70% Unsecured Convertible Notes. The net proceeds from this offering, after underwriters' discount, were approximately $450.8 million. Prior to January 15, 2012, we will not have the right to redeem the 3.70% Unsecured Convertible Notes, except to preserve our qualification as a REIT. On and after that date, we have the right to redeem the 3.70% Unsecured Convertible Notes, in whole or in part, at any time and from time to time, for cash equal to 100% of the principal amount of the notes to be redeemed, plus any accrued and unpaid interest to, but excluding, the redemption date. Holders of the 3.70% Unsecured Convertible Notes may require us to repurchase their notes, in whole or in part, on January 15, 2012, 2017, and 2022 for cash equal to 100% of the principal amount of the notes to be purchased plus any accrued and unpaid interest to but excluding the repurchase date. Holders of the 3.70% Unsecured Convertible Notes may require us to repurchase all or a portion of their notes upon the occurrence of a Fundamental Change, at a repurchase price in cash equal to 100% of the principal amount of the notes to be repurchased, plus any accrued and unpaid interest to, but excluding, the fundamental change repurchase date. At issuance, the 3.70% Unsecured Convertible Notes had an initial conversion rate of approximately 8.4774 common shares per $1,000 principal amount of the 3.70% Unsecured Convertible Notes representing a conversion price of approximately $117.96 per share of our common stock. This initial conversion price represented a premium of 20% based on the last reported sale price of $98.30 per share of our common stock on January 10, 2007. The conversion rate of the 3.70% Unsecured Convertible Notes is subject to adjustments for certain events, including, but not limited to, certain dividends on our common stock in excess of $0.74 per share per quarter and dividends on our common stock payable in shares of our common stock. As of December 31, 2009, the 3.70% Unsecured Convertible Notes had a conversion rate of approximately 8.5207 common shares per $1,000 principal amount of the 3.70% Unsecured Convertible Notes, which is equivalent to a conversion price of approximately $117.36 per share of our common stock. Holders of the 3.70% Unsecured Convertible Notes may convert their notes into cash and, if applicable, shares of our common stock prior to the stated maturity of the notes only under the following circumstances: (1) during any calendar quarter after the calendar quarter ending March 31, 2007, if the closing sale price of our common stock for each of 20 or more trading days in a period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter exceeds 120% of the conversion price in effect on the last trading day of the immediately preceding calendar quarter; (2) during the five consecutive business days immediately after any five consecutive trading day period (the "3.70% Unsecured Convertible Note Measurement Period") in which the average trading price per $1,000 principal amount of 3.70% Unsecured Convertible Notes was equal to or less than 98% of the average conversion value of the 3.70% Unsecured Convertible Notes during the 3.70% Unsecured Convertible Note Measurement Period; (3) upon the occurrence of specified corporate transactions, including a change in control, certain merger or consolidation transactions, or the liquidation of the Company; (4) if we call the 3.70% Unsecured Convertible Notes for redemption; and (5) at any time from and including December 15, 2026, until the close of business on the business day immediately preceding January 15, 2027, or earlier redemption or repurchase. The 3.70% Unsecured Convertible Note Measurement Period is the five consecutive trading day period following a request by a holder of the 3.70% Unsecured Convertible Notes to convert his or her notes. Pursuant to the accounting literature related to convertible debt, at issuance of the 3.70% Unsecured Convertible Notes, we determined the effective interest rate of the notes to be 5.96%.

We hold interests, together with certain third parties, in a limited partnership and in limited liability companies which we consolidate in our financial statements. These third parties may contribute equity into these entities primarily related to their share of funds for construction and financing-related activities.

OFF-BALANCE SHEET ARRANGEMENTS As of December 31, 2009, we had no off-balance sheet arrangements.

EXPOSURE TO ENVIRONMENTAL LIABILITIES In connection with the acquisition of all of our properties, we have obtained Phase I environmental assessments to ascertain the existence of any environmental liabilities or other related issues. The Phase I environmental assessments of our properties have not revealed any environmental liabilities that we believe would have a material adverse effect on our financial condition or results of operations taken as a whole, nor are we aware of any material environmental liabilities that have occurred since the Phase I environmental assessments were completed. In addition, we carry a policy of pollution legal liability insurance covering exposure to certain environmental losses at substantially all of our properties.

INFLATION As of December 31, 2009, approximately 88% of our leases (on a rentable square footage basis) were triple net leases, requiring tenants to pay substantially all real estate taxes, insurance, utilities, common area, and other operating expenses, including increases thereto. In addition, approximately 8% of our leases (on a rentable square footage basis) required the tenants to pay a majority of operating expenses. Approximately 93% of our leases (on a rentable square footage basis) contained effective annual rent escalations that were either fixed (generally ranging from 3.0% to 3.5%) or indexed based on the consumer price index or another index. Accordingly, we do not believe that our earnings or cash flow from real estate operations are subject to any significant risk from inflation. An increase in inflation, however, could result in an increase in the cost of our variable rate borrowings, including borrowings related to our unsecured line of credit and unsecured term loan.

FUNDS FROM OPERATIONS

GAAP basis accounting for real estate assets utilizes historical cost accounting and assumes real estate values diminish over time. In an effort to overcome the difference between real estate values and historical cost accounting for real estate assets, the Board of Governors of NAREIT established the measurement tool of FFO. Since its introduction, FFO has become a widely used non-GAAP financial measure among REITs. We believe that FFO is helpful to investors as an additional measure of the performance of an equity REIT. We compute FFO in accordance with standards established by the Board of Governors of NAREIT in its April 2002 White Paper (the "White Paper") and related implementation guidance, which may differ from the methodology for calculating FFO utilized by other equity REITs, and, accordingly, may not be comparable to such other REITs. The White Paper defines FFO as net income (loss) (computed in accordance with GAAP), excluding gains (or losses) from sales, plus real estate related depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. While FFO is a relevant and widely used measure of operating performance for REITs, it should not be considered as an alternative to net income (determined in accordance with GAAP) as an indication of financial performance, or to cash flows from operating activities (determined in accordance with GAAP) as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to make distributions (see "Sources of Capital - Cash Flows" above for information regarding these measures of cash flow).

The following table presents a reconciliation of net income attributable to Alexandria Real Estate Equities, Inc.'s common stockholders, the most directly comparable GAAP financial measure to FFO, to FFO attributable to Alexandria Real Estate Equities, Inc.'s common stockholders (in thousands):

Year Ended December 31,	2009	2008
Net income attributable to Alexandria Real Estate Equities, Inc.'s common stockholders	$ 104,974	$ 90,746
Add:		
Depreciation and amortization[1]	118,508	108,743
Net income attributable to noncontrolling interests	7,047	3,799
Net income attributable to unvested restricted stock awards	1,270	1,327
Subtract:		
Gain on sales of property[2]	(2,627)	(20,401)
FFO attributable to noncontrolling interests	(3,843)	(4,108)
FFO attributable to unvested restricted stock awards	(2,694)	(2,596)
Subtotal	$ 222,635	$ 177,510
Add:		
Assumed conversion of 8.00% Unsecured Convertible Notes	11,943	–
Effect of dilutive securities and assumed conversion attributable to unvested restricted stock	118	9
FFO attributable to Alexandria Real Estate Equities, Inc.'s common stockholders assuming effect of dilutive securities and assumed conversion	$ 234,696	$ 177,519

(1) Includes depreciation and amortization on assets "held for sale" reflected as discontinued operations for the periods prior to when such assets were classified as "held for sale."

(2) Gain on sales of property relates to four properties sold during 2009 and eight properties sold during 2008. Gain on sales of property is included in the consolidated statements of income in income from discontinued operations, net.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the exposure to loss resulting from changes in interest rates, equity prices, and foreign currency exchange rates.

INTEREST RATE RISK The primary market risk to which we believe we are exposed is interest rate risk, which may result from many factors, including government monetary and tax policies, domestic and international economic and political considerations, and other factors that are beyond our control.

In order to modify and manage the interest rate characteristics of our outstanding debt and to limit the effects of interest rate risks on our operations, we may utilize a variety of financial instruments, including interest rate swaps, caps, floors, and other interest rate exchange contracts. The use of these types of instruments to hedge a portion of our exposure to changes in interest rates carries additional risks, such as counterparty credit risk and the legal enforceability of hedging contracts.

Our future earnings and fair values relating to financial instruments are primarily dependent upon prevalent market rates of interest, such as LIBOR. However, our interest rate hedge agreements are intended to reduce the effects of interest rate changes. Based on interest rates at, and our interest rate hedge agreements in effect on December 31, 2009 and 2008, we estimate that a 1% increase in interest rates on our variable rate debt, including our unsecured line of credit and unsecured term loan, after considering the effect of our interest rate hedge agreements, would decrease annual future earnings by approximately $2.4 million and $3.6 million, respectively. We further estimate that a 1% decrease in interest rates on our variable rate debt, including our unsecured line of credit and unsecured term loan, after considering the effect of our interest rate hedge agreements in effect on December 31, 2009 and 2008, would increase annual future earnings by approximately $2.4 million and $3.6 million, respectively. A 1% increase in interest rates on our secured debt, unsecured convertible notes, and interest rate hedge agreements would decrease their aggregate fair values by approximately $67.8 million and $60.9 million at December 31, 2009 and 2008, respectively. A 1% decrease in interest rates on our secured debt, unsecured convertible notes, and interest rate hedge agreements would increase their aggregate fair values by approximately $57.5 million and $63.0 million at December 31, 2009 and 2008, respectively.

These amounts were determined by considering the impact of the hypothetical interest rates on our borrowing cost and our interest rate hedge agreements in effect on December 31, 2009 and 2008. These analyses do not consider the effects of the reduced level of overall economic activity that could exist in such an environment. Further, in the event of a change of such magnitude, we would consider taking actions to further mitigate our exposure to the change. However, due to the uncertainty of the specific actions that would be taken and their possible effects, the sensitivity analysis assumes no changes in our capital structure.

EQUITY PRICE RISK We have exposure to equity price market risk because of our equity investments in certain publicly traded companies and privately held entities. We classify investments in publicly traded companies as "available for sale" and, consequently, record them on our consolidated balance sheets at fair value with unrealized gains or losses reported as a component of accumulated other comprehensive income or loss. Investments in privately held entities are generally accounted for under the cost method because we do not influence any of the operating or financial policies of the entities in which we invest. For all investments, we recognize other-than-temporary declines in value against earnings in the same period the decline in value was deemed to have occurred. There is no assurance that future declines in value will not have a material adverse impact on our future results of operations. By way of example, a 10% decrease in the fair value of our equity investments as of December 31, 2009 and 2008, would decrease their fair values by approximately $7.3 million and $6.2 million, respectively.

FOREIGN CURRENCY EXCHANGE RATE RISK We have exposure to foreign currency exchange rate risk related to our subsidiaries operating in Canada and China. The functional currencies of our foreign subsidiaries operating in Canada and China are the respective local currencies. Gains or losses resulting from the translation of our foreign subsidiaries' balance sheets and income statements are included in accumulated other comprehensive income as a separate component of total equity. Gains or losses will be reflected in our income statement when there is a sale or partial sale of our investment in these operations or upon a complete or substantially complete liquidation of the investment. Based on our current operating assets outside the United States as of December 31, 2009, we estimate that a 10% increase in foreign currency exchange rates relative to the United States dollar would increase annual future earnings by approximately $746,000. We further estimate that a 10% decrease in foreign currency exchange rates relative to the United States dollar would decrease annual future earnings by approximately $746,000.

PERFORMANCE GRAPH

Alexandria Real Estate Equities, Inc.

THE FOLLOWING PERFORMANCE GRAPH compares the cumulative total return on our common stock over the five-year period ending December 31, 2009, to the cumulative total return of the Russell 2000 Index, the S&P 500 Index, and the Equity REIT Index prepared by FTSE and the National Association of Real Estate Investment Trusts ("NAREIT"). The graph assumes that $100 was invested on December 31, 2004 in our common stock, the Russell 2000 Index, the S&P 500 Index , and the FTSE NAREIT Equity REIT Index, and that all dividends were reinvested. The returns shown on the graph to the right are not necessarily indicative of future performance.

PERFORMANCE GRAPH

AS OF DECEMBER 31,


150
100
04
05
06
07
08
09

ALEXANDRIA REAL ESTATE EQUITIES, INC.
RUSSELL 2000 INDEX
S&P 500 INDEX
FTSE NAREIT EQUITY REIT INDEX

As of December 31,	2004	2005	2006	2007	2008	2009
Alexandria Real Estate Equities, Inc.	$100.00	$112.16	$144.17	$150.56	$ 92.74	$103.32
Russell 2000 Index	$100.00	$104.55	$123.76	$121.82	$ 80.66	$102.58
S&P 500 Index	$100.00	$104.91	$121.48	$128.16	$ 80.74	$102.11
FTSE NAREIT Equity REIT Index	$100.00	$112.16	$151.49	$127.72	$ 79.53	$101.79

Source: Research Data Group

The performance graph shall not be deemed to be "soliciting material" or to be "filed" with the Securities and Exchange Commission, nor shall the information in the graph be incorporated by reference into any future filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, each as amended, except to the extent that the Company specifically incorporates it by reference into a filing.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Alexandria Real Estate Equities, Inc.

THE MANAGEMENT OF Alexandria Real Estate Equities, Inc. (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) and 15d-15(f) promulgated under the Securities Exchange Act of 1934, as amended, and is a process designed by, or under the supervision of, the Company's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") and effected by the Company's board of directors, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with GAAP. The Company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures are being made only in accordance with the authorizations of the Company's management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2009. In making its assessment, management has utilized the criteria set forth by the Committee of Sponsoring Organizations ("COSO") of the Treadway Commission in "Internal Control – Integrated Framework." Management concluded that based on its assessment, the Company's internal control over financial reporting was effective as of December 31, 2009. The effectiveness of our internal control over financial reporting as of December 31, 2009, has been audited by Ernst & Young LLP, an independent registered accounting firm, as stated in their report which is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Alexandria Real Estate Equities, Inc.

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF ALEXANDRIA REAL ESTATE EQUITIES, INC.

WE HAVE AUDITED Alexandria Real Estate Equities, Inc.'s (the "Company") internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in Management's annual report on internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the accompanying consolidated balance sheets of the Company as of December 31, 2009 and 2008, and the related consolidated statements of income, changes in stockholders' equity and noncontrolling interests, and cash flows for each of the three years in the period ended December 31, 2009, of the Company, and in our report dated March 1, 2010, expressed an unqualified opinion thereon.


Ernst + Young LLP

Los Angeles, California
March 1, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Alexandria Real Estate Equities, Inc.

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF ALEXANDRIA REAL ESTATE EQUITIES, INC.

WE HAVE AUDITED the accompanying consolidated balance sheets of Alexandria Real Estate Equities, Inc. (the "Company") as of December 31, 2009 and 2008, and the related consolidated statements of income, changes in stockholders' equity and noncontrolling interests, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Alexandria Real Estate Equities, Inc. at December 31, 2009 and 2008, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, effective January 1, 2009, the Company adopted FASB Staff Position No. APB 14-1 *Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)* (codified in FASB ASC 470-20 *Debt with Conversion and Other Options)*, FAS 160 *Noncontrolling Interest in Consolidated Financial Statements* (codified in FASB ASC 810 *Consolidation*), and FASB Staff Position No. EITF 03-06-1 *Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities* (codified in FASB ASC 260 Earnings Per Share). All years and periods presented have been reclassified to conform to the adopted accounting standards.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and in our report dated March 1, 2010, expressed an unqualified opinion thereon.


Ernst + Young LLP

Los Angeles, California
March 1, 2010

CONSOLIDATED BALANCE SHEETS

Alexandria Real Estate Equities, Inc.

December 31, (Dollars in thousands, except per share information)	2009	2008
ASSETS		
Rental properties, net	$ 3,383,308	$ 3,215,723
Land held for future development	255,025	109,478
Construction in progress	1,400,795	1,398,895
Cash and cash equivalents	70,628	71,161
Tenant security deposits and other restricted cash	47,291	67,782
Tenant receivables	3,902	6,453
Deferred rent	96,700	85,733
Investments	72,882	61,861
Other assets	126,696	114,991
Total assets	**$ 5,457,227**	$ 5,132,077
LIABILITIES AND EQUITY		
Secured notes payable	$ 937,017	$ 1,081,963
Unsecured line of credit and unsecured term loan	1,226,000	1,425,000
Unsecured convertible notes	583,929	431,145
Accounts payable, accrued expenses, and tenant security deposits	282,516	386,801
Dividends payable	21,686	32,105
Total liabilities	3,051,148	3,357,014
Commitments and contingencies		
Redeemable noncontrolling interests	41,441	33,963
Alexandria Real Estate Equities, Inc. stockholders' equity:		
8.375% Series C cumulative redeemable preferred stock, $0.01 par value per share, 5,750,000 shares authorized; 5,185,500 shares issued and outstanding at December 31, 2009 and 2008; $25 liquidation value per share	129,638	129,638
7.00% Series D cumulative convertible preferred stock, $0.01 par value per share, 10,000,000 shares authorized; 10,000,000 issued and outstanding at December 31, 2009 and 2008; $25 liquidation value per share	250,000	250,000
Common stock, $0.01 par value per share, 100,000,000 shares authorized; 43,846,050 and 31,899,037 issued and outstanding at December 31, 2009 and 2008, respectively	438	319
Additional paid-in capital	1,977,062	1,407,294
Accumulated other comprehensive loss	(33,730)	(87,241)
Total Alexandria Real Estate Equities, Inc. stockholders' equity	2,323,408	1,700,010
Noncontrolling interests	41,230	41,090
Total equity	2,364,638	1,741,100
Total	**$ 5,457,227**	$ 5,132,077

The accompanying notes are an integral part of these consolidated financial statements

CONSOLIDATED STATEMENTS OF INCOME

Alexandria Real Estate Equities, Inc.

Year Ended December 31, (Dollars in thousands, except per share information)	2009	2008	2007
REVENUES			
Rental	$366,162	$341,066	$293,425
Tenant recoveries	102,130	99,372	80,225
Other income	11,848	11,199	14,689
Total revenues	480,140	451,637	388,339
EXPENSES			
Rental operations	120,494	112,035	94,905
General and administrative	36,290	34,789	32,311
Interest	81,271	84,108	92,270
Depreciation and amortization	116,909	106,394	92,887
Non-cash impairment on investments	–	13,251	–
Total expenses	354,964	350,577	312,373
Gain on early extinguishment of debt	11,254	–	–
Income from continuing operations	136,430	101,060	75,966
Income from discontinued operations, net	5,218	19,037	14,014
Net income	141,648	120,097	89,980
Net income attributable to noncontrolling interests	7,047	3,799	3,669
Dividends on preferred stock	28,357	24,225	12,020
Preferred stock redemption charge	–	–	2,799
Net income attributable to unvested restricted stock awards	1,270	1,327	1,075
Net income attributable to Alexandria Real Estate Equities, Inc.'s common stockholders	**$104,974**	$ 90,746	$ 70,417
Earnings per share attributable to Alexandria Real Estate Equities, Inc.'s common stockholders – basic			
Continuing operations	$ 2.59	$ 2.28	$ 1.90
Discontinued operations, net	0.13	0.59	0.47
Earnings per share – basic	**$ 2.72**	$ 2.87	$ 2.37
Earnings per share attributable to Alexandria Real Estate Equities, Inc.'s common stockholders – diluted			
Continuing operations	$ 2.59	$ 2.27	$ 1.90
Discontinued operations, net	0.13	0.59	0.46
Earnings per share – diluted	**$ 2.72**	$ 2.86	$ 2.36

The accompanying notes are an integral part of these consolidated financial statements

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY AND NONCONTROLLING INTERESTS

Alexandria Real Estate Equities, Inc.

	Alexandria Real Estate Equities, Inc. Stockholders' Equity				
(Dollars in thousands)	Series B Preferred Stock	Series C Preferred Stock	Series D Convertible Preferred Stock	Number of Common Shares	Common Stock
BALANCE AT DECEMBER 31, 2006	$ 57,500	$ 129,638	$ –	29,012,135	$ 290
Net income	–	–	–	–	–
Unrealized gain on marketable securities	–	–	–	–	–
Unrealized loss on interest rate hedge agreements	–	–	–	–	–
Foreign currency translation	–	–	–	–	–
Comprehensive income					
Comprehensive income attributable to noncontrolling interests					
Comprehensive income attributable to Alexandria Real Estate Equities, Inc.					
Contributions by noncontrolling interests	–	–	–	–	–
Distributions to noncontrolling interests	–	–	–	–	–
Issuance of common stock, net of offering costs	–	–	–	2,300,000	23
Redemption of Series B Preferred Stock	(57,500)	–	–	–	–
Equity component related to issuance of 3.70% Unsecured Convertible Notes	–	–	–	–	–
Issuances pursuant to stock plan	–	–	–	291,209	3
Dividends declared on preferred stock	–	–	–	–	–
Dividends declared on common stock	–	–	–	–	–
BALANCE AT DECEMBER 31, 2007	$ –	$ 129,638	$ –	31,603,344	$ 316
Net income	–	–	–	–	–
Unrealized loss on marketable securities	–	–	–	–	–
Unrealized loss on interest rate hedge agreements	–	–	–	–	–
Foreign currency translation	–	–	–	–	–
Comprehensive income					
Comprehensive income attributable to noncontrolling interests					
Comprehensive income attributable to Alexandria Real Estate Equities, Inc.					
Contributions by noncontrolling interests	–	–	–	–	–
Distributions to noncontrolling interests	–	–	–	–	–
Redemptions of noncontrolling interests	–	–	–	–	–
Issuance Series D Convertible Preferred Stock	–	–	250,000	–	–
Issuances pursuant to stock plan	–	–	–	295,693	3
Dividends declared on preferred stock	–	–	–	–	–
Dividends declared on common stock	–	–	–	–	–
BALANCE AT DECEMBER 31, 2008	$ –	$ 129,638	$ 250,000	31,899,037	$ 319

The accompanying notes are an integral part of these consolidated financial statements

	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (loss)	Noncontrolling Interests	Total Equity	Redeemable Noncontrolling Interests	Comprehensive Income
	$ 1,139,629	$ –	$ 24,595	$ 37,345	$ 1,388,997	$ 20,132	
	–	86,311	–	2,184	88,495	1,485	$ 89,980
	–	–	833	–	833	–	833
	–	–	(27,892)	–	(27,892)	–	(27,892)
	–	–	10,539	18	10,557	–	10,557
							73,478
							3,687
							$ 69,791
	–	–	–	2,795	2,795	15,298	
	–	–	–	(2,160)	(2,160)	(1,573)	
	215,169	–	–	–	215,192	–	
	2,799	(2,799)	–	–	(57,500)	–	
	43,830	–	–	–	43,830	–	
	22,524	–	–	–	22,527	–	
	–	(12,020)	–	–	(12,020)	–	
	(21,761)	(71,492)	–	–	(93,253)	–	
	$ 1,402,190	$ –	$ 8,075	$ 40,182	$ 1,580,401	$ 35,342	
	–	116,298	–	2,416	118,714	1,383	$ 120,097
	–	–	(16,910)	–	(16,910)	–	(16,910)
	–	–	(53,623)	–	(53,623)	–	(53,623)
	–	–	(24,783)	14	(24,769)	–	(24,769)
							24,795
							3,813
							$ 20,982
	–	–	–	1,106	1,106	–	
	–	–	–	(2,628)	(2,628)	(1,480)	
	–	–	–	–	–	(1,282)	
	(7,814)	–	–	–	242,186	–	
	23,124	–	–	–	23,127	–	
	–	(24,225)	–	–	(24,225)	–	
	(10,206)	(92,073)	–	–	(102,279)	–	
	$ 1,407,294	$ –	$ (87,241)	$ 41,090	$ 1,741,100	$ 33,963	

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY AND NONCONTROLLING INTERESTS (CONT'D)

Alexandria Real Estate Equities, Inc.

	Alexandria Real Estate Equities, Inc. Stockholders' Equity				
(Dollars in thousands)	Series B Preferred Stock	Series C Preferred Stock	Series D Convertible Preferred Stock	Number of Common Shares	Common Stock
BALANCE AT DECEMBER 31, 2008 (CONTINUED)	$ –	$ 129,638	$ 250,000	31,899,037	$319
Net income	–	–	–	–	–
Unrealized gain on marketable securities	–	–	–	–	–
Unrealized gain (loss) on interest rate hedge agreements	–	–	–	–	–
Foreign currency translation	–	–	–	–	–
Comprehensive income					
Comprehensive income attributable to noncontrolling interests					
Comprehensive income attributable to Alexandria Real Estate Equities, Inc.					
Contributions by noncontrolling interests	–	–	–	–	–
Distributions to noncontrolling interests	–	–	–	–	–
Redemptions of noncontrolling interests	–	–	–	–	–
Issuance of common stock, net of offering costs	–	–	–	11,600,000	116
Issuances pursuant to stock plan	–	–	–	347,013	3
Equity component related to issuance of 8.00% Unsecured Convertible Notes	–	–	–	–	–
Equity component related to repurchase of 3.70% Unsecured Convertible Notes	–	–	–	–	–
Dividends declared on preferred stock	–	–	–	–	–
Dividends declared on common stock	–	–	–	–	–
Earnings in excess of distributions	–	–	–	–	–
BALANCE AT DECEMBER 31, 2009	$ –	$ 129,638	$ 250,000	43,846,050	$438

The accompanying notes are an integral part of these consolidated financial statements

Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (loss)	Noncontrolling Interests	Total Equity	Redeemable Noncontrolling Interests	Comprehensive Income
$ 1,407,294	$ –	$ (87,241)	$ 41,090	$ 1,741,100	$ 33,963	
–	134,601	–	2,299	136,900	4,748	$ 141,648
–	–	1,620	–	1,620	–	1,620
–	–	30,499	–	30,499	(80)	30,419
–	–	21,392	(9)	21,383	–	21,383
						195,070
						6,958
						$ 188,112
–	–	–	300	300	5,255	
–	–	–	(2,450)	(2,450)	(1,393)	
–	–	–	–	–	(1,052)	
488,047	–	–	–	488,163	–	
25,786	–	–	–	25,789	–	
26,216	–	–	–	26,216	–	
(292)	–	–	–	(292)	–	
–	(28,357)	–	–	(28,357)	–	
–	(76,233)	–	–	(76,233)	–	
30,011	(30,011)	–	–	–	–	
$1,977,062	**$ –**	**$ (33,730)**	**$ 41,230**	**$ 2,364,638**	**$ 41,441**	

CONSOLIDATED STATEMENTS OF CASH FLOWS

Alexandria Real Estate Equities, Inc.

Year Ended December 31, (In thousands)	2009	2008	2007
OPERATING ACTIVITIES			
Net income	$ 141,648	$ 120,097	$ 89,980
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation and amortization	118,508	108,743	97,335
Gain on early extinguishment of debt	(11,254)	–	–
Amortization of loan fees and costs	7,958	6,774	5,988
Amortization of debt premiums/discounts	10,788	7,973	6,955
Amortization of acquired above- and below-market leases	(9,448)	(9,509)	(7,572)
Deferred rent	(14,379)	(12,273)	(15,755)
Stock compensation expense	14,051	13,677	11,176
Equity in (income) loss related to investments	(39)	173	330
Gain on sales of investments	(3,442)	(8,841)	(12,216)
Loss on sales of investments	1,342	663	186
Gain/loss on properties "held for sale" and sales of properties	(2,627)	(15,751)	(7,976)
Non-cash impairment on investments	–	13,251	–
Changes in operating assets and liabilities			
Tenant security deposits and other restricted cash	(1,732)	5,644	744
Tenant receivables	2,551	306	(432)
Other assets	(28,734)	(21,842)	(14,705)
Accounts payable, accrued expenses, and tenant security deposits	(19,241)	46,752	33,993
Net cash provided by operating activities	205,950	255,837	188,031
INVESTING ACTIVITIES			
Additions to properties	(446,127)	(542,460)	(589,661)
Purchase of properties	–	(7,915)	(415,601)
Proceeds from sales of properties	18,021	80,909	70,889
Change in restricted cash related to construction projects	25,445	(25,772)	(17,913)
Additions to investments	(12,895)	(13,006)	(16,618)
Proceeds from investments	5,633	13,311	19,651
Net cash used in investing activities	(409,923)	(494,933)	(949,253)

The accompanying notes are an integral part of these consolidated financial statements

Year Ended December 31, (In thousands)	2009	2008	2007
FINANCING ACTIVITIES			
Proceeds from secured notes payable	$ 121,960	$ 13,007	$ 240,933
Principal reductions of secured notes payable	(266,875)	(143,477)	(261,171)
Change in restricted cash related to financings	(3,222)	4,257	(382)
Principal borrowings from unsecured line of credit and term loan	696,000	1,086,000	1,152,000
Repayments of borrowings from unsecured line of credit	(895,000)	(776,000)	(887,000)
Proceeds from unsecured convertible notes	232,950	–	450,800
Repurchase of 3.70% Unsecured Convertible Notes	(59,204)	–	–
Redemption of Series B Preferred Stock	–	–	(57,500)
Proceeds from issuance of common stock	488,163	–	215,192
Proceeds from issuance of Series D Convertible Preferred Stock	–	242,186	–
Proceeds from exercise of stock options	3,017	2,509	1,706
Dividends paid on common stock	(86,652)	(101,393)	(89,951)
Dividends paid on preferred stock	(28,357)	(20,578)	(12,683)
Contributions by redeemable noncontrolling interests	5,255	–	15,298
Distributions to redeemable noncontrolling interests	(1,393)	(1,480)	(1,573)
Redemption of redeemable noncontrolling interests	(1,052)	(1,282)	–
Contributions by noncontrolling interests	300	1,106	2,795
Distributions to noncontrolling interests	(2,450)	(2,628)	(2,160)
Net cash provided by financing activities	203,440	302,227	766,304
Net (decrease) increase in cash and cash equivalents	(533)	63,131	5,082
Cash and cash equivalents at beginning of period	71,161	8,030	2,948
Cash and cash equivalents at end of period	$ 70,628	$ 71,161	$ 8,030
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION			
Cash paid during the year for interest, net of interest capitalized	$ 63,247	$ 73,910	$ 73,467

The accompanying notes are an integral part of these consolidated financial statements

01

NOTE 1. BACKGROUND

References to the "Company," "we," "our," and "us" refer to Alexandria Real Estate Equities, Inc. and its subsidiaries.

Alexandria Real Estate Equities, Inc. is a real estate investment trust ("REIT") formed in 1994. We are focused principally on science-driven cluster formation through the ownership, operation, management, selective redevelopment, development, and acquisition of properties containing life science laboratory space. Our properties are designed and improved for lease primarily to institutional (universities and independent not-for-profit institutions), pharmaceutical, biotechnology, medical device, product, service, and translational entities, as well as government agencies. As of December 31, 2009, we had 156 properties (152 properties located in ten states in the United States and four properties located in Canada) containing approximately 11.8 million rentable square feet (including spaces undergoing active redevelopment), compared to 159 properties (155 properties located in ten states in the United States and four properties located in Canada) with approximately 11.8 million rentable square feet (including spaces undergoing active redevelopment) as of December 31, 2008.

As of December 31, 2009, approximately 88% of our leases (on a rentable square footage basis) were triple net leases, requiring tenants to pay substantially all real estate taxes and insurance, common area, and other operating expenses, including increases thereto. In addition, approximately 8% of our leases (on a rentable square footage basis) required the tenants to pay a majority of operating expenses. Additionally, approximately 91% of our leases (on a rentable square footage basis) provided for the recapture of certain capital expenditures and approximately 93% of our leases (on a rentable square footage basis) contained effective annual rent escalations that were either fixed or based on the consumer price index or another index. Any references to the number of buildings, square footage, number of leases, occupancy, and annualized base rent percentages in the notes to consolidated financial statements are unaudited.

02

NOTE 2. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION The accompanying consolidated financial statements include the accounts of Alexandria Real Estate Equities, Inc. and its subsidiaries. All significant intercompany balances and transactions have been eliminated.

We hold interests, together with certain third parties, in a limited partnership and in limited liability companies which we consolidate in our financial statements. We consolidate the limited partnership and limited liability companies because we exercise significant control over major decisions by these entities, such as investment activity and changes in financing.

For entities that are variable interest entities ("VIEs"), we consolidate the entity if it is determined that we are the primary beneficiary at either the creation of the VIE or upon occurrence of a qualifying reconsideration event. A VIE is broadly defined as an entity where either (i) the equity investors as a group, if any, do not have a controlling financial interest, or (ii) the equity investment at risk is insufficient to finance that entity's activities without additional subordinated financial support. Qualifying reconsideration events include, but are not limited to, the modification of contractual agreements that affect the characteristics or adequacy of the entity's equity investments at risk and the disposal of all or a portion of an interest held by the primary beneficiary.

We use qualitative and quantitative approaches when determining whether we are (or are not) the primary beneficiary of a VIE. Consideration of various factors includes, but is not limited to, the form of our ownership interest, our representation of the entity's governing body, the size and seniority of our investment, various cash flow scenarios related to the VIE, our ability to participate in policy-making decisions, and the rights of the other investors to participate in the decision-making process and to replace us as manager and/or liquidate the venture, if applicable. Our ability to correctly assess our influence or control over an entity at inception of our involvement or upon a reconsideration event and determine the primary beneficiary of a VIE affects the presentation of these entities in our consolidated financial statements. If we were to perform a primary beneficiary analysis upon the occurrence of a future reconsideration event, our assumptions may be different, which could result in the identification of a different primary beneficiary. See Note 13, Noncontrolling Interests.

USE OF ESTIMATES The preparation of financial statements in conformity with United States generally accepted accounting principles ("GAAP") requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, and equity, the disclosure of contingent assets and liabilities as of the date of the consolidated financial statements, and the amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

RECLASSIFICATIONS Certain prior year amounts have been reclassified to conform to the current year presentation.

RETROSPECTIVE ADJUSTMENTS FROM ADOPTION OF ACCOUNTING PRONOUNCEMENTS In June 2008, the Financial Accounting Standards Board (the "FASB") issued new accounting literature with respect to determining whether instruments granted in share-based payment transactions are participating securities. The new guidance clarifies that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and should be included in the computation of earnings per share pursuant to the two-class method. The new guidance was adopted on January 1, 2009. As a result, net income attributable to Alexandria Real Estate Equities, Inc.'s common stockholders and earnings per share (basic and diluted) are adjusted for an allocation of net income to unvested restricted stock awards, including retrospective application to prior periods. For the years ended December 31, 2009, 2008, and 2007, approximately $1.3 million, $1.3 million, and $1.1 million, respectively, of net income was attributable to unvested restricted stock awards.

In May 2008, the FASB issued new accounting literature with respect to the accounting for convertible debt instruments that may be settled in cash upon conversion, including partial cash settlement. On January 1, 2009, we adopted the new guidance, which affects our outstanding 3.70% unsecured convertible notes ("3.70% Unsecured Convertible Notes"), which may be settled wholly or partially in cash. The new guidance, among other things, requires that instruments within its scope be separated into their liability and equity components as of the issuance date of the instrument by recording the liability component at the fair value of a similar liability that does not have an associated equity component and attributing the remaining proceeds from issuance to the equity component. The excess of the principal amount of the liability component over its initial fair value will be amortized to interest expense using the effective interest method over a period of five years through January 2012 (the first date the holders of the 3.70% Unsecured Convertible Notes may require us to repurchase their notes). As of the issuance date of the 3.70% Unsecured Convertible Notes, we determined the effective interest rate of the notes to be 5.96% and approximately $43.8 million of the 3.70% Unsecured Convertible Notes was classified as equity. The new guidance also requires retrospective application to prior periods. For the years ended December 31, 2009, 2008, and 2007, we incurred additional non-cash interest expense related to our 3.70% Unsecured Convertible Notes, net of amounts capitalized, of approximately $3.5 million, $6.6 million, and $7.4 million, respectively, as a result of adopting the new guidance.

In December 2007, the FASB issued new accounting literature with respect to the accounting for noncontrolling interests in consolidated financial statements. The new guidance, among other things, requires all entities to report noncontrolling interests in subsidiaries within equity in the consolidated financial statements, but separate from the parent stockholders' equity. If noncontrolling interests are determined to be redeemable, they are classified as temporary equity, and reported at an amount no less than the redemption value at each balance sheet date. The new guidance also requires any acquisitions or dispositions of noncontrolling interests that do not result in a change of control to be accounted for as equity transactions. In addition, the new guidance requires that a parent company recognize a gain or loss in net income when a subsidiary is deconsolidated upon a change in control. Purchases or sales of an interest in an entity that result in a change of control is recognized at fair value with gains or losses included in net income. The new guidance was adopted on January 1, 2009, and applied retrospectively to prior periods. The retrospective application of the presentation and disclosure requirements resulted in a reclassification of noncontrolling interests determined not to be redeemable to a separate component of total equity (including an allocation of accumulated other comprehensive income to noncontrolling interests), and net income attributable to noncontrolling interests is shown as a reduction from net income in calculating net income attributable to Alexandria Real Estate Equities, Inc.'s common stockholders. The retrospective application of the presentation and disclosure requirements of the new guidance did not impact net income attributable to Alexandria Real Estate Equities, Inc.'s common stockholders or earnings per share for the years ended December 31, 2009, 2008, and 2007.

The following financial statement line items were affected by the adoption of the new accounting literature related to convertible notes, noncontrolling interests, and participating securities (dollars in thousands, except per share data):

	Year Ended December 31, 2009		Year Ended December 31, 2008	
	After Adoption	Before Adoption	After Adoption	Before Adoption
INCOME STATEMENT DATA				
Interest expense	$ 81,271	$ 77,723	$ 84,108	$ 77,537
Income from continuing operations	$ 136,430	$ 132,931	$ 101,060	$ 103,832
Net income	$ 141,648	$ 138,149	$ 120,097	$ 122,869
Net income attributable to Alexandria Real Estate Equities, Inc.'s common stockholders	$ 104,974	$ 109,792	$ 90,746	$ 98,644
Earnings per share attributable to Alexandria Real Estate Equities, Inc.'s common stockholders				
Basic	$ 2.72	$ 2.85	$ 2.87	$ 3.12
Diluted	$ 2.72	$ 2.84	$ 2.86	$ 3.09

	Year Ended December 31, 2007	
	After Adoption	Before Adoption
INCOME STATEMENT DATA		
Interest expense	$ 92,270	$ 84,857
Income from continuing operations	$ 75,966	$ 79,710
Net income	$ 89,980	$ 93,724
Net income attributable to Alexandria Real Estate Equities, Inc.'s common stockholders	$ 70,417	$ 78,905
Earnings per share attributable to Alexandria Real Estate Equities, Inc.'s common stockholders		
Basic	$ 2.37	$ 2.66
Diluted	$ 2.36	$ 2.63

	December 31, 2009		December 31, 2008	
	After Adoption	Before Adoption	After Adoption	Before Adoption
BALANCE SHEET DATA				
Construction in progress	$ 1,400,795	$ 1,395,879	$ 1,398,895	$ 1,397,423
Other assets	$ 126,696	$ 127,053	$ 114,991	$ 115,636
3.70% Unsecured Convertible Notes	$ 368,027	$ 384,700	$ 431,145	$ 460,000
Minority interest	$ –	$ 82,728	$ –	$ 75,021
Redeemable noncontrolling interests	$ 41,441	$ –	$ 33,963	$ –
Additional paid-in capital	$ 1,977,062	$ 1,954,934	$ 1,407,294	$ 1,377,448
Noncontrolling interests	$ 41,230	$ –	$ 41,090	$ –

FAIR VALUE We are required to disclose fair value information about all financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate fair value. We measure and disclose the estimated fair value of financial assets and liabilities utilizing a fair value hierarchy that distinguishes between data obtained from sources independent of the reporting entity and the reporting entity's own assumptions about market participant assumptions. This hierarchy consists of three broad levels as follows: (1) using quoted prices in active markets for identical assets or liabilities, (2) "significant other observable inputs," and (3) "significant unobservable inputs." "Significant other observable inputs" can include quoted prices for similar assets or liabilities in active markets, as well as inputs that are observable for the asset or liability, such as interest rates, foreign exchange rates, and yield curves that are observable at commonly quoted intervals. "Significant unobservable inputs" are typically based on an entity's own assumptions, since there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

The carrying amounts of cash and cash equivalents, tenant security deposits and other restricted cash, tenant receivables, other assets, accounts payable, and accrued expenses approximate fair value. As described in Note 8, our interest rate hedge agreements have been recorded at fair value. The fair values of our secured notes payable, unsecured line of credit, unsecured term loan, and unsecured convertible notes were estimated using "significant other observable inputs" such as available market information and discounted cash flows analyses based on borrowing rates we believe we could obtain with similar terms and maturities. Because the valuations of our financial instruments are based on these types of estimates, the actual fair value of our financial instruments may differ materially if our estimates do not prove to be accurate. Additionally, the use of different market assumptions or estimation methods may have a material effect on the estimated fair value amounts. As of December 31, 2009 and 2008, the book and fair values of our secured notes payable, unsecured line of credit, unsecured term loan, and unsecured convertible notes were as follows (in thousands):

December 31,	2009		2008	
	Book Value	Fair Value	Book Value	Fair Value
Secured notes payable	$ 937,017	$ 909,367	$ 1,081,963	$ 1,050,551
Unsecured line of credit and unsecured term loan	1,226,000	1,175,512	1,425,000	1,333,215
Unsecured convertible notes	583,929	615,572	431,145	312,800

OPERATING SEGMENT We are engaged in the business of providing life science laboratory space for lease to the life science industry. Our properties are similar in that they provide space for lease to the life science industry, consist of life science laboratory improvements that are generic and reusable for the life science industry, are located in key life science cluster markets, and have similar economic characteristics. Our chief operating decision maker reviews financial information for our entire consolidated operations when making decisions on how to allocate resources and in assessing our operating performance. The financial information disclosed herein represents all of the financial information related to our principal operating segment.

INTERNATIONAL OPERATIONS The functional currency for our subsidiaries operating in the United States is the United States dollar. We have four operating properties and one development parcel in Canada and two development parcels in China. The functional currency for our foreign subsidiaries operating in Canada and China is the local currency. The assets and liabilities of our foreign subsidiaries are translated into United States dollars at the exchange rate in effect as of the financial statement date. Income statement accounts of our foreign subsidiaries are translated using the average exchange rate for the periods presented. Gains or losses resulting from the translation are included in accumulated other comprehensive income (loss) as a separate component of total equity.

The appropriate amounts of foreign exchange rate gains or losses included in accumulated other comprehensive income (loss) will be reflected in income when there is a sale or partial sale of our investment in these operations or upon a complete or substantially complete liquidation of the investment.

RENTAL PROPERTIES, NET, LAND HELD FOR FUTURE DEVELOPMENT, CONSTRUCTION IN PROGRESS, AND DISCONTINUED OPERATIONS In December 2007, the FASB issued new accounting literature with respect to business combinations. This new accounting literature was adopted prospectively beginning on January 1, 2009. In accordance with the new guidance, we recognize assets acquired (including the intangible values to above- or below-market leases, acquired in-place leases, tenant relationships, and other intangible assets or liabilities), liabilities assumed, and any noncontrolling interests in an acquired entity at their fair values as of the acquisition date. The value of tangible assets acquired is based upon our estimation of value on an "as if vacant" basis. The values of acquired in-place leases includes the estimated carrying costs during the hypothetical lease-up period and other costs that would have been incurred to execute similar leases, considering market conditions at the acquisition date of the acquired in-place lease. The values of acquired in-place leases are classified as leasing costs, included in other assets in the accompanying consolidated balance sheets, and amortized over the remaining terms of the related leases. We assess the fair value of tangible and intangible assets based on numerous factors, including estimated cash flow projections that utilize appropriate discount and capitalization rates and available market information. Estimates of future cash flows are based on a number of factors, historical operating results, known trends, and market/economic conditions that may affect the property. We also recognize the fair values of assets acquired, the liabilities assumed, and any noncontrolling interests in acquisitions of less than a 100% interest when the acquisition constitutes a change in control of the acquired entity. In addition, acquisition-related costs and restructuring costs are expensed as incurred. Prior to the adoption of the new guidance related to business combinations, the purchase price was allocated based upon relative fair values, and acquisition-related costs on successful acquisitions were capitalized and amortized over the estimated useful lives of the assets acquired.

The values allocated to land improvements, buildings, building improvements, tenant improvements, and equipment are depreciated on a straight-line basis using an estimated life of 20 years for land improvements, the shorter of the term of the respective ground lease or 40 years for buildings and building improvements, the respective lease term for tenant improvements, and the estimated useful life for equipment.

The values of acquired above- and below-market leases are amortized over the terms of the related leases and recorded as either an increase (for below-market leases) or a decrease (for above-market leases) to rental income. For the years ended December 31, 2009, 2008, and 2007, we recognized a net increase in rental income of approximately $9,448,000, $9,509,000, and $7,572,000, respectively, for the amortization of acquired above- and below-market leases. The value of acquired above- and below-market leases, less accumulated amortization, was approximately $27,746,000 and $37,194,000 as of December 31, 2009 and 2008, respectively. The weighted average amortization period of acquired leases was approximately 4.0 years as of December 31, 2009. The estimated aggregate annual amortization of acquired leases for each of the five succeeding years is approximately $5,264,000 for 2010, $4,009,000 for 2011, $3,467,000 for 2012, $3,415,000 for 2013, and $3,323,000 for 2014.

During the year ended December 31, 2009, we recognized income of approximately $7,242,000 for a cash payment related to real estate acquired in November 2007. This amount is classified in other income in the accompanying consolidated statements of income.

We are required to capitalize construction, redevelopment, and development costs, including preconstruction costs, interest, property taxes, insurance, and other costs directly related and essential to the project while activities are ongoing to prepare an asset for its intended use. Costs incurred after a project is substantially complete and ready for its intended use are expensed as incurred. Should development, redevelopment, or construction activity cease, interest, property taxes, insurance, and other costs would no longer be eligible for capitalization and would be expensed as incurred. Expenditures for repairs and maintenance are expensed as incurred.

We classify a property as "held for sale" when all of the following criteria for a plan of sale have been met: (1) management, having the authority to approve the action, commits to a plan to sell the property; (2) the property is available for immediate sale in its present condition, subject only to terms that are usual and customary; (3) an active program to locate a buyer and other actions required to complete the plan to sell have been initiated; (4) the sale of the property is probable and is expected to be completed within one year; (5) the property is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and (6) actions necessary to complete the plan of sale indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. When all of these criteria have been met, the property is classified as "held for sale"; its operations, including any interest expense directly attributable to it, are classified as discontinued operations in our consolidated statements of income; and amounts for all prior periods presented are reclassified from continuing operations to discontinued operations. A loss is recognized for any initial adjustment of the asset's carrying amount to fair value less costs to sell in the period the asset qualifies as "held for sale." Depreciation of assets ceases upon designation of a property as "held for sale."

Rental properties, net, land held for future development, construction in progress, and intangibles are individually evaluated for impairment when conditions exist that may indicate that it is probable that the sum of expected future undiscounted cash flows is less than the carrying amount. Impairment indicators for our rental properties, land held for future development, and construction in progress are assessed by project and include, but are not limited to, significant fluctuations in estimated net operating income, occupancy changes, construction costs, estimated completion dates, rental rates, and other market factors. We assess the expected undiscounted cash flows based upon numerous factors, including, but not limited to, construction costs, available market information, historical operating results, known trends, market/economic conditions that may affect the property, and our assumptions about the use of the asset, including, if necessary, a probability-weighted approach if multiple outcomes are under consideration. Upon determination that an impairment has occurred, a write-down is recorded to reduce the carrying amount to its estimated fair value. Based upon our evaluation, we recognized a non-cash impairment charge of approximately $4,650,000 during the year ended December 31, 2008 related to an industrial building located in a suburban submarket south of Boston and an office building located in the San Diego market. This non-cash impairment charge is classified in income from discontinued operations, net, in the accompanying consolidated statements of income.

CONDITIONAL ASSET RETIREMENT OBLIGATIONS Some of our properties may contain asbestos, which, under certain conditions, requires remediation. Although we believe that the asbestos is appropriately contained in accordance with environmental regulations, our practice is to remediate the asbestos upon the development or redevelopment of the affected property. We recognize a liability for the fair value of a conditional asset retirement obligation (including asbestos) when the fair value of the liability can be reasonably estimated. In addition, for certain properties, we have not recognized an asset retirement obligation when there is an indeterminate settlement date for the obligation because the period in which we may remediate the obligation may not be estimated with any level of precision to provide for a meaningful estimate of the retirement obligation. Conditional asset retirement obligations totaled approximately $10.6 million and $10.9 million as of December 31, 2009 and 2008, respectively, and are included in accounts payable, accrued expenses, and tenant security deposits in the accompanying consolidated balance sheets.

CASH AND CASH EQUIVALENTS We consider all highly liquid investments with original maturities of three months or less when purchased to be cash and cash equivalents. The majority of our cash and cash equivalents are held at major commercial banks in accounts that may at times exceed the Federal Deposit Insurance Corporation ("FDIC") limit. We have not experienced any losses to date on our invested cash.

TENANT SECURITY DEPOSITS AND OTHER RESTRICTED CASH Tenant security deposits and other restricted cash consisted of the following (in thousands):

December 31,	2009	2008
Funds held in trust under the terms of certain secured notes payable	$ 19,340	$ 16,118
Funds held in escrow related to construction projects	24,054	49,499
Other restricted funds	3,897	2,165
Total	$ 47,291	$ 67,782

INVESTMENTS We hold equity investments in certain publicly traded companies and privately held entities primarily involved in the life science industry. All of our investments in publicly traded companies are considered "available for sale" and are recorded at fair value. Fair value has been determined based upon the closing price as of each balance sheet date, with unrealized gains and losses shown as a separate component of total equity. The classification of each investment is determined at the time each investment is made, and such determination is reevaluated at each balance sheet date. The cost of each investment sold is determined by the specific identification method, with net realized gains included in other income. Investments in privately held entities are generally accounted for under the cost method when our interest in the entity is so minor that we have virtually no influence over the entities' operating and financial policies. Certain investments in privately held entities are accounted for under the equity method when our interest in the entity is not deemed so minor and we are deemed to have influence over the entities' operating and financial policies. Under the equity method of accounting, we record our investment initially at cost and adjust the carrying amount of the investment to recognize our share of the earnings or losses of the investee subsequent to the date of our investment. As of December 31, 2009 and 2008, our ownership percentages in the voting stock of each individual privately held entity were under 10%.

Individual investments are evaluated for impairment when changes in conditions may indicate an impairment exist. The factors that we consider in making these assessments include, but are not limited to, market prices, market conditions, available financing, prospects for favorable or unfavorable clinical trial results, new product initiatives, and new collaboration agreements. If there are no identified events or changes in circumstances that would have an adverse effect on our cost method investments, we do not estimate its fair value. For all of our investments, if a decline in the fair value of an investment below the carrying value is determined to be other-than-temporary, such investment is written down to its estimated fair value with a non-cash charge to current earnings. We use "significant other observable inputs" and "significant unobservable inputs" to determine the fair value of privately held entities.

LEASING COSTS Costs directly related and essential to our leasing activities are capitalized and amortized on a straight-line basis over the term of the related lease. Costs related to unsuccessful leasing opportunities are expensed. Leasing costs, net of related amortization, totaled approximately $70,209,000 and $60,147,000 as of December 31, 2009 and 2008, respectively, and are included in other assets in the accompanying consolidated balance sheets. The value of acquired in-place leases is included in the amounts immediately above, classified as leasing costs, included in other assets in the accompanying consolidated balance sheets, and amortized over the remaining term of the related lease. The value of acquired in-place leases, net of related amortization, was approximately $8,177,000 and $12,184,000 as of December 31, 2009 and 2008, respectively. The estimated annual amortization of the value of acquired in-place leases for each of the five succeeding years is approximately $2,528,000 for 2010, $1,689,000 for 2011, $1,101,000 for 2012, $925,000 for 2013, and $667,000 for 2014.

LOAN FEES AND COSTS Fees and costs incurred in obtaining long-term financing are amortized over the terms of the related loans and included in interest expense in the accompanying consolidated statements of income. Loan fees and costs, net of related amortization, totaled approximately $23,706,000 and $21,018,000 as of December 31, 2009 and 2008, respectively, and are included in other assets in the accompanying consolidated balance sheets.

INTEREST RATE HEDGE AGREEMENTS We utilize interest rate hedge agreements, including interest rate swap and cap agreements, to hedge a portion of our exposure to variable interest rates primarily associated with our unsecured line of credit and unsecured term loan. We recognize our interest rate hedge agreements as either assets or liabilities on the balance sheet at fair value. The accounting for changes in fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the hedged exposure, as a fair value hedge, cash flow hedge, or a hedge of a net investment in a foreign operation. Our interest rate hedge agreements are considered cash flow hedges as they are designated and qualify as hedges of the exposure to variability in expected future cash flows. Hedge accounting generally provides for the matching of the timing of gain or loss recognition on the hedging instrument with the recognition of the changes in the earnings effect of the hedged forecasted transactions in a cash flow hedge.

ACCOUNTS PAYABLE, ACCRUED EXPENSES, AND TENANT SECURITY DEPOSITS As of December 31, 2009, accounts payable, accrued expenses, and tenant security deposits included interest rate swap liabilities of approximately $49,946,000, accounts payable and accrued expenses of approximately $48,866,000, accrued construction costs of approximately $36,856,000, and acquired below-market leases of approximately $27,746,000. As of December 31, 2008, accounts payable, accrued expenses, and tenant security deposits included interest rate swap liabilities of approximately $80,542,000, accounts payable and accrued expenses of approximately $86,161,000, accrued construction costs of $73,470,000, and acquired below-market leases of approximately $37,194,000.

ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME Accumulated other comprehensive (loss) income attributable to Alexandria Real Estate Equities, Inc. consists of the following (in thousands):

December 31,	2009	2008
Unrealized gain on marketable securities	$ 7,280	$ 5,660
Unrealized loss on interest rate hedge agreements	(50,043)	(80,542)
Unrealized gain (loss) on foreign currency translation	9,033	(12,359)
Total	$ (33,730)	$ (87,241)

RENTAL INCOME AND TENANT RECOVERIES Rental income from leases with scheduled rent increases, free rent, incentives, or other rent adjustments is recognized on a straight-line basis over the respective lease terms. We include amounts currently recognized as income, and expected to be received in later years, in deferred rent in the accompanying consolidated balance sheets. Amounts received currently, but recognized as income in future years, are included as unearned rent in accounts payable, accrued expenses, and tenant security deposits in our consolidated balance sheets. We commence recognition of rental income at the date the property is ready for its intended use and the tenant takes possession of or controls the physical use of the property.

Tenant recoveries related to reimbursement of real estate taxes, insurance, utilities, repairs and maintenance, and other operating expenses are recognized as revenue in the period the applicable expenses are incurred.

If necessary, we maintain an allowance for estimated losses that may result from the inability of our tenants to make payments required under the terms of the lease. If a tenant fails to make contractual payments beyond any allowance, we may recognize additional bad debt expense in future periods equal to the amount of unpaid rent and unrealized deferred rent. As of December 31, 2009 and 2008, we had no allowance for doubtful accounts.

INTEREST INCOME Interest income was approximately $1,503,000, $1,763,000, and $1,916,000 in 2009, 2008, and 2007, respectively, and is included in other income in the accompanying consolidated statements of income.

INCOME TAXES We are organized and qualify as a REIT pursuant to the Internal Revenue Code of 1986, as amended (the "Code"). Under the Code, a REIT that distributes 100% of its taxable income to its shareholders each year and that meets certain other conditions is not subject to federal income taxes, but could be subject to certain state and local taxes. We generally distribute 100% or more of our taxable income. Therefore, no provision for federal income taxes is required. We file tax returns, including returns for our subsidiaries, with federal, state, and local jurisdictions, including jurisdictions located in the United States, Canada, China, and other international locations. Our tax returns are subject to examination in various jurisdictions for the calendar years 2005 through 2009.

We recognize tax benefits of uncertain tax positions only if it is more likely than not that the tax position will be sustained, based solely on its technical merits, with the taxing authority having full knowledge of all relevant information. The measurement of a tax benefit for an uncertain tax position that meets the "more likely than not" threshold is based on a cumulative probability model under which the largest amount of tax benefit recognized is the amount with a greater than 50% likelihood of being realized upon ultimate settlement with the taxing authority having full knowledge of all the relevant information. As of December 31, 2009, there were no unrecognized tax benefits. We do not anticipate a significant change to the total amount of unrecognized tax benefits within the next twelve months.

Interest expense and penalties, if any, would be recognized in the first period the interest or penalty would begin accruing according to the provisions of the relevant tax law at the applicable statutory rate of interest. We did not incur any tax-related interest expense or penalties for the years ended December 31, 2009, 2008, or 2007.

During the years ended December 31, 2009, 2008, and 2007, we declared dividends on our common stock of $1.85, $3.18, and $3.04 per share, respectively. During the year ended December 31, 2007, we declared dividends on our 9.10% series B cumulative redeemable preferred stock ("Series B Preferred Stock") of $0.4108 per share. During the years ended December 31, 2009, 2008, and 2007, we declared dividends on our 8.375% series C cumulative redeemable preferred stock ("Series C Preferred Stock") of $2.09375 per share. During the years ended December 31, 2009 and 2008, we declared dividends on our 7.00% series D cumulative convertible preferred stock ("Series D Convertible Preferred Stock") of $1.75 and $1.409722 per share, respectively. See Note 11, Preferred Stock and Excess Stock.

The tax treatment of distributions on common stock paid in 2009 was as follows: (1) 98.8% ordinary dividend and (2) 1.2% return of capital. Our tax return for 2009 is due on or before September 15, 2010, assuming we file for an extension of the due date. The tax treatment of distributions on common stock paid in 2008 was as follows: (1) 81.1% ordinary dividend; (2) 6.6% capital gain at 15%; and (3) 12.3% return of capital. The taxability information presented for our dividends paid in 2009 is based upon management's estimate. Our tax returns for previous tax years have not been examined by the Internal Revenue Service. Consequently, the taxability of distributions and dividends is subject to change. The information provided in this paragraph is unaudited.

NET INCOME ATTRIBUTABLE TO ALEXANDRIA REAL ESTATE EQUITIES, INC. The following table shows net income attributable to Alexandria Real Estate Equities, Inc. (in thousands):

Year Ended December 31,	2009	2008	2007
Income from continuing operations	$ 129,383	$ 97,261	$ 72,297
Income from discontinued operations, net	5,218	19,037	14,014
Net income attributable to Alexandria Real Estate Equities, Inc.	$ 134,601	$ 116,298	$ 86,311

EARNINGS PER SHARE, DIVIDENDS DECLARED, AND PREFERRED STOCK REDEMPTION CHARGE We account for unvested restricted stock awards that contain nonforfeitable rights to dividends as participating securities and include these securities in the computation of earnings per share using the two-class method. Under the two-class method, we allocate net income after preferred stock dividends and amounts attributable to noncontrolling interests to common stockholders and unvested restricted stock awards based on their respective participation rights to dividends declared (or accumulated) and undistributed earnings. Diluted earnings per share is computed using the weighted average shares of common stock outstanding determined for the basic earnings per share computation plus the effect of any dilutive securities, including the dilutive effect of stock options using the treasury stock method.

We applied the if-converted method for our 8.00% unsecured senior convertible notes ("8.00% Unsecured Convertible Notes"). In applying the if-converted method, conversion is assumed for purposes of calculating diluted earnings per share if the effect would be dilutive to earnings per share. If the assumed conversion pursuant to the if-converted method is dilutive, diluted earnings per share would be calculated by adding back interest charges applicable to our 8.00% Unsecured Convertible Notes to the numerator and our 8.00% Unsecured Convertible Notes would be assumed to have been converted at the beginning of the period presented (or from the date of issuance, if occurring on a date later than the date that the period begins), and the resulting incremental shares associated with the assumed conversion would be included in the denominator. For purposes of calculating diluted earnings per share, we did not assume conversion of our 8.00% Unsecured Convertible Notes since they were anti-dilutive to earnings per share for the year ended December 31, 2009.

The following table shows the computation of earnings per share and dividends declared per common share (dollars in thousands, except per share amounts):

Year Ended December 31,	2009	2008	2007
NUMERATOR			
Net income attributable to Alexandria Real Estate Equities, Inc.'s common stockholders – numerator for basic earnings per share	$ 104,974	$ 90,746	$ 70,417
Assumed conversion of 8.00% Unsecured Convertible Notes	–	–	–
Effect of dilutive securities and assumed conversion attributable to unvested restricted stock awards	–	5	6
Net income attributable to Alexandria Real Estate Equities, Inc.'s common stockholders – numerator for diluted earnings per share	$ 104,974	$ 90,751	$ 70,423
DENOMINATOR			
Weighted average shares of common stock outstanding – basic	38,586,909	31,653,829	29,668,231
Effect of dilutive securities			
Dilutive effect of stock options	13,160	111,226	163,782
Assumed conversion of 8.00% Unsecured Convertible Notes	–	–	–
Weighted average shares of common stock outstanding – diluted	38,600,069	31,765,055	29,832,013
Earnings per share attributable to Alexandria Real Estate Equities, Inc.'s common stockholders			
Basic	$ 2.72	$ 2.87	$ 2.37
Diluted	$ 2.72	$ 2.86	$ 2.36
Dividends declared per common share	$ 1.85	$ 3.18	$ 3.04

Our calculation of weighted average diluted shares will include additional shares related to our 3.70% Unsecured Convertible Notes when the average market price of our common stock is higher than the conversion price ($117.36 as of December 31, 2009). The number of additional shares that will be included in the weighted average diluted shares is equal to the number of shares that would be issued upon the settlement of the 3.70% Unsecured Convertible Notes assuming the settlement occurred at the end of the reporting period pursuant to the treasury stock method. For the years ended December 31, 2009, 2008, and 2007, the weighted average shares of common stock, related to our 3.70% Unsecured Convertible Notes have been excluded from diluted weighted average shares of common stock, as the average market price of our common stock was lower than the conversion price of $117.36 as of December 31, 2009 related to our 3.70% Unsecured Convertible Notes, and the impact of conversion would have been anti-dilutive.

The dilutive effect of our Series D Convertible Preferred Stock will be reflected in diluted earnings per share by application of the if-converted method. For the years ended December 31, 2009, 2008, and 2007, the weighted average shares of common stock related to our Series D Convertible Preferred Stock have been excluded from diluted weighted average shares of common stock, as the impact on diluted earnings per share was anti-dilutive.

During 2007, we recorded a charge of approximately $2,799,000 for costs related to the redemption of our Series B Preferred Stock. This amount represents the excess of the fair value of the consideration transferred to the holders of our Series B Preferred Stock redeemed over the carrying amount of our Series B Preferred Stock and is subtracted from net earnings to determine net income attributable to Alexandria Real Estate Equities, Inc.'s common stockholders in the calculation of earnings per share attributable to Alexandria Real Estate Equities, Inc.'s common stockholders. The cost to issue our Series B Preferred Stock was recorded as a reduction to additional paid-in capital in the period that the preferred stock was issued. Upon any redemption of our preferred stock, the respective offering costs, representing the excess of the fair value of the consideration transferred to the holders over the carrying amount of the preferred stock, will be recognized as a dividend to preferred stockholders. Additionally, dividends on preferred stock are deducted from net income to arrive at net income attributable to Alexandria Real Estate Equities, Inc.'s common stockholders.

STOCK-BASED COMPENSATION EXPENSE We have historically issued two forms of stock-based compensation under our equity incentive plan: options to purchase common stock ("options") and restricted stock awards. We have not granted any options since 2002. We recognize all stock-based compensation in the income statement based on the grant date fair value. The fair value is recorded based on the market value of the common stock on the grant date and such cost is then recognized on a straight-line basis over the period during which the employee is required to provide services in exchange for the award (the vesting period). We are required to compute stock-based compensation based on awards that are ultimately expected to vest and as a result, future forfeitures of awards are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. No compensation cost is recognized for equity instruments that are forfeited or are anticipated to be forfeited.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS In January 2010, the FASB issued an Accounting Standard Update ("ASU") to address implementation issues associated with the accounting for decreases in the ownership of a subsidiary. The new guidance clarified the scope of the entities covered by the guidance related to accounting for decreases in the ownership of a subsidiary and specifically excluded in-substance real estate or conveyances of oil and gas mineral rights from the scope. Additionally, the new guidance expands the disclosures required for a business combination achieved in stages and deconsolidation of a business or nonprofit activity. The new guidance became effective for interim and annual periods ending on or after December 31, 2009, and must be applied on a retrospective basis to the first period that an entity adopted the new guidance related to noncontrolling interests. The adoption of this new guidance did not have an impact on our consolidated financial statements.

In January 2010, the FASB issued an ASU to address diversity in practice related to the accounting for a distribution to shareholders that offers them the ability to elect to receive their entire distribution in cash or shares of equivalent value with a potential limitation on the total amount of cash that shareholders can elect to receive in the aggregate. The new guidance clarifies that the stock portion of a distribution to shareholders that allows them to elect to receive cash or shares with a potential limitation on the total amount of cash that all shareholders can elect to receive in the aggregate is considered a share issuance that is reflected in earnings per share prospectively as opposed to a stock dividend that is retroactively applied by restating shares outstanding and earnings per share for all periods presented. The new guidance became effective for interim and annual periods ending on or after December 31, 2009, and must be applied on a retrospective basis. The adoption of this new guidance did not have an impact on our consolidated financial statements.

In June 2009, the FASB established the FASB Accounting Standards Codification (the "Codification") as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. All guidance contained in the Codification carries an equal level of authority. The Codification became effective for interim or annual financial periods ending after September 15, 2009. The adoption of the Codification did not have an impact on our consolidated financial statements.

In June 2009, the FASB issued new accounting literature with respect to the consolidation of VIEs. The new guidance impacts the consolidation guidance applicable to VIEs and, among other things, requires a qualitative rather than a quantitative analysis to determine the primary beneficiary of a VIE, continuous assessments of whether a company is the primary beneficiary of a VIE, and enhanced disclosures about a company's involvement with a VIE. The new guidance applies to our fiscal year beginning on January 1, 2010, and early adoption is prohibited. We are currently evaluating the impact of the new guidance on our consolidated financial statements.

In May 2009, the FASB issued new accounting literature with respect to subsequent events. The new guidance, among other things, clarifies accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or available to be issued. We adopted the new guidance effective April 1, 2009, and the adoption did not have an impact on our consolidated financial statements.

03

NOTE 3. RENTAL PROPERTIES, NET, LAND HELD FOR FUTURE DEVELOPMENT, AND CONSTRUCTION IN PROGRESS

Our real estate consisted of the following (in thousands):

December 31,	2009	2008
Land	$ 474,859	$ 450,812
Buildings and building improvements	3,249,866	3,013,315
Other improvements	179,230	180,286
Gross book value of real estate – operating properties	3,903,955	3,644,413
Less: accumulated depreciation	(520,647)	(428,690)
Rental properties, net	3,383,308	3,215,723
Land held for future development	255,025	109,478
Construction in progress	1,400,795	1,398,895
Real estate investments, net	$5,039,128	$4,724,096

As of December 31, 2009 and 2008, certain of our rental properties were encumbered by deeds of trust and assignments of rents and leases associated with the properties. See Note 5, Secured Notes Payable. The net book values of encumbered rental properties, net as of December 31, 2009 and 2008, were approximately $1,304,235,000 and $1,324,011,000, respectively.

As of December 31, 2009 and 2008, we had approximately $3.4 billion and $3.2 billion, respectively, of rental properties, net aggregating 11.2 million and 11.1 million rentable square feet, respectively. Additionally, as of December 31, 2009 and 2008, we had approximately $255.0 million and $109.5 million, respectively, of land held for future development aggregating 4.8 million and 2.9 million rentable square feet, respectively. Land held for future development represents real estate we plan to develop in the future but as of each period presented, no construction activities were ongoing. As a result, interest, property taxes, insurance, and other costs are expensed as incurred.

As of December 31, 2009 and 2008, we had approximately $1.4 billion undergoing preconstruction and construction activities, including development and redevelopment. These projects are classified in the accompanying consolidated balance sheets as construction in progress. As of December 31, 2009 and 2008, we had 575,152 and 590,057 rentable square feet, respectively, undergoing active redevelopment through a permanent change in use to life science laboratory space, including conversion of single- tenancy to multi-tenancy spaces or multi-tenancy spaces to single-tenancy space. In addition, as of December 31, 2009 and 2008, we had 980,000 and 875,000 rentable square feet, respectively, undergoing active ground-up development consisting of vertical aboveground construction of life science laboratory properties. Additionally, as of December 31, 2009 and 2008, we had an aggregate of 6.3 million and 7.6 million rentable square feet, respectively, undergoing preconstruction activities (entitlements, permitting, design, site work, and activities prior to commencement of vertical construction of aboveground core and shell), and new markets and other projects. We are required to capitalize interest during the period an asset is undergoing activities to prepare it for its intended use. Capitalization of interest ceases after a project is substantially complete and ready for its intended use. In addition, should construction activity cease, interest would be expensed as incurred. Total interest capitalized for the years ended December 31, 2009, 2008, and 2007, was approximately $76,884,000, $74,194,000, and $56,057,000, respectively. Total interest incurred for the years ended December 31, 2009, 2008, and 2007, was approximately $148,370,000, $152,765,000, and, $144,898,000, respectively.

We lease space under noncancellable leases with remaining terms of up to 15 years. Minimum lease payments to be received under the terms of the operating lease agreements, excluding expense reimbursements, as of December 31, 2009, are as follows (in thousands):

Year	Amount
2010	$ 319,794
2011	314,394
2012	260,268
2013	226,355
2014	196,786
Thereafter	675,473
	$1,993,070

04

NOTE 4. INVESTMENTS

We hold equity investments in certain publicly traded companies and privately held entities primarily involved in the life science industry. All of our investments in publicly traded companies are considered "available for sale" and are recorded at fair value. Fair value of our investments in publicly traded companies has been determined based upon the closing price as of the balance sheet date, with unrealized gains and losses shown as a separate component of total equity. The classification of each investment is determined at the time each investment is made, and such determination is reevaluated at each balance sheet date. The cost of each investment sold is determined by the specific identification method, with net realized gains and losses included in other income. Investments in privately held entities are generally accounted for under the cost method when our interest in the entity is so minor that we have virtually no influence over the entities' operating and financial policies. Additionally, we limit our ownership percentage in the voting stock of each individual entity to less than 10%. As of December 31, 2009 and 2008, our ownership percentage in the voting stock of each individual entity was less than 10%.

Individual investments are evaluated for impairment when changes in conditions may indicate an impairment exists. The factors that we consider in making these assessments include, but are not limited to, market prices, market conditions, available financing, prospects for favorable or unfavorable clinical trial results, new product initiatives, and new collaboration agreements. If there are no identified events or changes in circumstances that would have an adverse effect on our cost method investments, we do not estimate their fair value. For all of our investments, if a decline in the fair value of an investment below the carrying value is determined to be other-than-temporary, such investment is written down to its estimated fair value with a non-cash charge to current earnings. We use "significant other observable inputs" and "significant unobservable inputs" to determine the fair value of privately held entities. As a result of these assessments, in 2008 we recognized aggregate non-cash impairment charges of $13,251,000 for other-than-temporary declines in the fair value of investments.

The following table summarizes our "available for sale" securities (in thousands):

December 31,	2009	2008
Adjusted cost of "available for sale" securities	$ 1,518	$ 699
Gross unrealized gains	7,417	5,660
Gross unrealized losses	(137)	-
Fair value of "available for sale" securities	$ 8,798	$ 6,359

Investments in "available for sale" securities with gross unrealized losses as of December 31, 2009, had been in a continuous unrealized loss position for less than twelve months. We have the ability and intent to hold these investments for a reasonable period of time sufficient for a recovery of our investment. We believe that these unrealized losses are temporary and accordingly we have not recognized an other-than-temporary impairment related to "available for sale" securities as of December 31, 2009.

Our investments in privately held entities as of December 31, 2009 and 2008, totaled approximately $64,084,000 and $55,502,000, respectively. Of these totals, approximately $64,050,000 and $55,478,000, respectively, are accounted for under the cost method. The remainder (approximately $34,000 and $24,000 as of December 31, 2009 and 2008, respectively) are accounted for under the equity method. As of December 31, 2009 and 2008, there were no unrealized losses in our investments in privately held entities.

Net investment income of approximately $2,139,000, $8,005,000, and $11,700,000 was recognized in 2009, 2008, and 2007, respectively, and is included in other income in the accompanying consolidated statements of income. Net investment income in 2009 consisted of equity in income related to investments in privately held entities accounted for under the equity method of approximately $39,000, gross realized gains of approximately $3,442,000, and gross realized losses of approximately $1,342,000. Net investment income in 2008 consisted of equity in loss related to investments in privately held entities accounted for under the equity method of approximately $173,000, gross realized gains of approximately $8,841,000, and gross realized losses of approximately $663,000. Net investment income in 2007 consisted of equity in loss related to investments in privately held entities accounted for under the equity method of approximately $330,000, gross realized gains of approximately $12,216,000, and gross realized losses of approximately $186,000. For the years ended December 31, 2009, 2008, and 2007, approximately $2,272,000, $10,816,000, and $7,620,000, respectively, was reclassified from accumulated other comprehensive income to realized gains, net, and is included in other income.

05

NOTE 5. SECURED NOTES PAYABLE

Secured notes payable totaled approximately $937 million and $1.1 billion as of December 31, 2009 and 2008, respectively. Our secured notes payable had weighted average interest rates of approximately 5.83% and 5.26% at December 31, 2009 and 2008, respectively, with maturity dates ranging from March 2010 to September 2033.

Our secured notes payable generally require monthly payments of principal and interest. The total net book values of rental properties, net, land held for future development, and construction in progress representing collateral for secured debt were approximately $1.4 billion and $1.8 billion as of December 31, 2009 and 2008, respectively. At December 31, 2009, our secured notes payable were comprised of approximately $831.5 million and $105.5 million of fixed and variable rate debt, respectively, compared to approximately $785.5 million and $296.4 million of fixed and variable rate debt, respectively, at December 31, 2008.

Future principal payments due on secured notes payable as of December 31, 2009, were as follows (in thousands):

Year	Amount [1]
2010	$ 35,982
2011	135,074
2012	41,117
2013	91,144
2014	216,952
Thereafter	416,748
	$937,017

(1) Assumes we exercise our sole right to extend the maturity dates of a secured note payable of approximately $28.5 million from January 1, 2011, to January 1, 2012, and a secured note payable of approximately $38.4 million from January 2, 2012, to April 6, 2013. Amounts include noncontrolling interests' share of scheduled principal maturities of approximately $39.3 million, of which approximately $17.6 million and $20.8 million mature in 2013 and 2014, respectively. Also, amounts are net of unamortized discounts of approximately $2.1 million.

06

NOTE 6. UNSECURED LINE OF CREDIT AND UNSECURED TERM LOAN

Our $1.9 billion in unsecured credit facilities consist of a $1.15 billion unsecured line of credit and a $750 million unsecured term loan. We may in the future elect to increase commitments under our unsecured credit facilities by up to an additional $500 million. As of December 31, 2009, we had borrowings of $476 million and $750 million outstanding under our unsecured line of credit and unsecured term loan, respectively, with a weighted average interest rate, including the impact of our interest rate swap agreements, of approximately 4.10%.

Our unsecured line of credit and unsecured term loan, as amended, bear interest at a floating rate based on our election of either (1) a London Interbank Offered Rate ("LIBOR") based rate plus 1.00% to 1.45%, depending on our leverage; or (2) the higher of a rate based upon Bank of America's prime rate plus 0.0% to 0.25%, depending on our leverage, and the Federal Funds rate plus 0.50%. For each LIBOR-based borrowing, we must elect a LIBOR period of one, two, three, or six months. Our unsecured line of credit matures in October 2010 and may be extended at our sole option for an additional one-year period to October 2011. Our unsecured term loan matures in October 2011 and may be extended at our sole option for an additional one-year period to October 2012.

Our unsecured line of credit and unsecured term loan contain financial covenants, including, among others, the following (as defined under the terms of the agreement):

- leverage ratio less than 65.0%;
- fixed charge coverage ratio greater than 1.40;

- minimum book value of $1.6 billion; and
- secured debt ratio less than 55.0%.

In addition, the terms of the unsecured line of credit and unsecured term loan restrict, among other things, certain investments, indebtedness, distributions, mergers, developments, land, and borrowings available under our unsecured line of credit and unsecured term loan for developments, land, and encumbered assets. As of December 31, 2009 and 2008, we were in compliance with all such covenants.

Aggregate unsecured borrowings may be limited to an amount based primarily on the net operating income derived from a pool of unencumbered and encumbered properties and our cost basis of development assets and land. Aggregate unsecured borrowings may increase as we complete the development, redevelopment, or acquisition of additional unencumbered properties. As of December 31, 2009, aggregate unsecured borrowings were limited to approximately $2.8 billion.

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NOTE 7. UNSECURED CONVERTIBLE NOTES

8.00% UNSECURED CONVERTIBLE NOTES In April 2009, we completed a private offering of the 8.00% Unsecured Convertible Notes. The net proceeds from this offering, after initial purchasers' fees and other offering costs, were approximately $233.0 million. Prior to April 20, 2014, we will not have the right to redeem the 8.00% Unsecured Convertible Notes, except to preserve our qualification as a REIT. On and after that date, we have the right to redeem the 8.00% Unsecured Convertible Notes, in whole or in part, at any time and from time to time, for cash equal to 100% of the principal amount of the notes to be redeemed, plus any accrued and unpaid interest to, but excluding, the redemption date. Holders of the 8.00% Unsecured Convertible Notes may require us to repurchase their notes, in whole or in part, on April 15, 2014, 2019, and 2024, for cash equal to 100% of the principal amount of the notes to be purchased plus any accrued and unpaid interest to, but excluding, the repurchase date. Holders of the 8.00% Unsecured Convertible Notes may require us to repurchase all or a portion of their notes upon the occurrence of specified corporate transactions (each, a "Fundamental Change"), at a repurchase price in cash equal to 100% of the principal amount of the notes to be repurchased, plus any accrued and unpaid interest to, but excluding, the fundamental change repurchase date.

At issuance, the 8.00% Unsecured Convertible Notes had an initial conversion rate of approximately 24.1546 shares of common stock per $1,000 principal amount of the 8.00% Unsecured Convertible Notes, representing a conversion price of approximately $41.40 per share of our common stock. This initial conversion price represented a premium of 15% based on the last reported sale price of $36.00 per share of our common stock on April 21, 2009. The conversion rate of the 8.00% Unsecured Convertible Notes is subject to adjustments for certain events, including, but not limited to, certain cash dividends on our common stock in excess of $0.35 per share per quarter and dividends on our common stock payable in shares of our common stock. As of December 31, 2009, there was no change from the initial conversion rate of our 8.00% Unsecured Convertible Notes. The aggregate number of shares that would have been issued assuming conversion of the notes occured on December 31, 2009, was approximately 5,797,000 shares.

Holders of the 8.00% Unsecured Convertible Notes may convert their notes prior to the stated maturity date of April 15, 2029 only under the following circumstances: (1) during any calendar quarter after the calendar quarter ending June 30, 2009, if the closing sale price of our common stock for each of 20 or more trading days in a period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter exceeds or is equal to 130% of the conversion price in effect on the last trading day of the immediately preceding calendar quarter; (2) during the five consecutive business days immediately after any five consecutive trading day period (the "8.00% Unsecured Convertible Note Measurement Period") in which the average trading price per $1,000 principal amount of the 8.00% Unsecured Convertible Notes was equal to or less than 98% of the average conversion value of the 8.00% Unsecured Convertible Notes during the 8.00% Unsecured Convertible Note Measurement Period; (3) upon the occurrence of a Fundamental Change; (4) if we call the 8.00% Unsecured Convertible Notes for redemption; and (5) at any time from, and including, March 15, 2029, until the close of business on the business day immediately preceding April 15, 2029, or earlier redemption or repurchase. Upon conversion, holders of the 8.00% Unsecured Convertible Notes will receive cash, shares of our common stock, or a combination thereof, as the case may be, at our election.

Our 8.00% Unsecured Convertible Notes have been separated into their liability and equity components as of the issuance date by recording the liability component at the fair value of a similar liability that does not have an associated equity component and attributing the remaining proceeds from issuance to the equity component. The excess of the principal amount of the liability component over its initial fair value will be amortized to interest expense using the effective interest method over a period of five years through April 2014 (the first date the holders of the 8.00% Unsecured Convertible Notes may require us to repurchase their notes). As of the issuance date of the 8.00% Unsecured Convertible Notes, we determined the effective interest rate of the notes to be 11.0%, and approximately $26.2 million of the 8.00% Unsecured Convertible Notes was classified as equity. As of December 31, 2009, the carrying amount of the equity component was approximately $26.2 million. For the year ended December 31, 2009, the amount of interest cost recognized for the period, before the impact of capitalized interest, relating to the contractual interest coupon was approximately $13.0 million and amortization of the discount on the liability component was approximately $2.9 million. As of December 31, 2009, the book value of the 8.00% Unsecured Convertible Notes was approximately $215.9 million, net of an unamortized discount of approximately $24.1 million. Based on the December 31, 2009 closing stock price of our common stock and the December 31, 2009 conversion price of the 8.00% Unsecured Convertible Notes, the if-converted value of the notes exceeded the principal amount by approximately $132.7 million as of December 31, 2009.

3.70% UNSECURED CONVERTIBLE NOTES In January 2007, we completed a private offering of $460 million principal amount of 3.70% Unsecured Convertible Notes. The net proceeds from this offering, after initial purchasers' fees and other offering costs, were approximately $450.8 million. Prior to January 15, 2012, we will not have the right to redeem the 3.70% Unsecured Convertible Notes, except to preserve our qualification as a REIT. On and after that date, we have the right to redeem the 3.70% Unsecured Convertible Notes, in whole or in part, at any time and from time to time, for cash equal to 100% of the principal amount of the 3.70% Unsecured Convertible Notes to be redeemed, plus any accrued and unpaid interest to, but excluding, the redemption date. Holders of the 3.70% Unsecured Convertible Notes may require us to repurchase their notes, in whole or in part, on January 15, 2012, 2017, and 2022, for cash equal to 100% of the principal amount of the notes to be purchased plus any accrued and unpaid interest to, but excluding, the repurchase date. Holders of the 3.70% Unsecured Convertible Notes may require us to repurchase all or a portion of their notes upon the occurrence of a Fundamental Change, including a change in control, certain merger or consolidation transactions, or the liquidation of the Company, at a repurchase price in cash equal to 100% of the principal amount of the notes to be repurchased, plus any accrued and unpaid interest to, but excluding, the fundamental change repurchase date.

At issuance, the 3.70% Unsecured Convertible Notes had an initial conversion rate of approximately 8.4774 shares of common stock per $1,000 principal amount of the 3.70% Unsecured Convertible Notes, representing a conversion price of approximately $117.96 per share of our common stock. This initial conversion price represented a premium of 20% based on the last reported sale price of $98.30 per share of our common stock on January 10, 2007. The conversion rate of the 3.70% Unsecured Convertible Notes is subject to adjustments for certain events, including, but not limited to, certain cash dividends on our common stock in excess of $0.74 per share per quarter and dividends on our common stock payable in shares of our common stock. As of December 31, 2009, the 3.70% Unsecured Convertible Notes had a conversion rate of approximately 8.5207 shares of common stock per $1,000 principal amount of the 3.70% Unsecured Convertible Notes, which is equivalent to a conversion price of approximately $117.36 per share of our common stock.

Holders of the 3.70% Unsecured Convertible Notes may convert their notes into cash and, if applicable, shares of our common stock prior to the stated maturity of January 15, 2027, only under the following circumstances: (1) during any calendar quarter after the calendar quarter ending March 31, 2007, if the closing sale price of our common stock for each of 20 or more trading days in a period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter exceeds 120% of the conversion price in effect on the last trading day of the immediately preceding calendar quarter; (2) during the five consecutive business days immediately after any five consecutive trading day period (the "3.70% Unsecured Convertible Note Measurement Period") in which the average trading price per $1,000 principal amount of 3.70% Unsecured Convertible Notes was equal to or less than 98% of the average conversion value of the 3.70% Unsecured Convertible Notes during the 3.70% Unsecured Convertible Note Measurement Period; (3) upon the occurrence of a Fundamental Change; (4) if we call the 3.70% Unsecured Convertible Notes for redemption; and (5) at any time from and including December 15, 2026, until the close of business on the business day immediately preceding January 15, 2027, or earlier redemption or repurchase.

In April 2009, we repurchased, in privately negotiated transactions, certain of our 3.70% Unsecured Convertible Notes aggregating approximately $75 million (par value) at an aggregate cash price of approximately $59.2 million. As a result of the repurchases, we recognized a gain on early extinguishment of debt of approximately $11.3 million, net of approximately $860,000 in unamortized issuance costs. The gain is classified as gain on early extinguishment of debt in the accompanying consolidated income statements. As of December 31, 2009 and 2008, the carrying value of the equity component of the 3.70% Unsecured Convertible Notes was approximately $43.5 million and $43.8 million, respectively.

For the years ended December 31, 2009, 2008, and 2007, the amount of interest cost recognized, before the impact of capitalized interest, relating to the contractual interest coupon of our 3.70% Unsecured Convertible Notes was approximately $15.1 million, $17.0, million and $15.3 million, respectively. Additionally, for the years ended December 31, 2009, 2008, and 2007, the amount of interest cost recognized, before the impact of capitalized interest, relating to the amortization of the discount on the liability component of our 3.70% Unsecured Convertible Notes was approximately $7.9 million, $8.4 million, and $7.6 million, respectively. As of December 31, 2009 and 2008, the book value of the 3.70% Unsecured Convertible Notes was approximately $368.0 million and $431.1 million, respectively, net of an unamortized discount of approximately $16.7 million and $28.9 million, respectively. Our 3.70% Unsecured Convertible Notes require that upon conversion, the entire principal amount be settled in cash, and any excess value above the principal amount, if applicable, in shares of our common stock. Based on the December 31, 2009 closing stock price of our common stock and the December 31, 2009 conversion price of the 3.70% Unsecured Convertible Notes, the if-converted value of the notes did not exceed the principal amount as of December 31, 2009, and accordingly, no shares of our common stock would be issued if the notes were settled on December 31, 2009.



NOTE 8. INTEREST RATE HEDGE AGREEMENTS

We are exposed to certain risks arising from both our business operations and economic conditions. We principally manage our exposures to a wide variety of business and operational risks through management of our core business activities. We manage economic risks, including interest rate, liquidity, and credit risk primarily by managing the amount, sources, and duration of our debt funding and the use of interest rate hedge agreements. Specifically, we enter into interest rate hedge agreements to manage exposures that arise from business activities that result in the payment of future known and uncertain cash amounts, the value of which are determined by interest rates. Our interest rate hedge agreements are used to manage differences in the amount, timing, and duration of our known or expected cash payments principally related to our LIBOR-based borrowings. We do not use derivatives for trading or speculative purposes, and currently all of our derivatives are designated as hedges. Our objectives in using interest rate hedge agreements are to add stability to interest expense and to manage our exposure to interest rate movements in accordance with our interest rate risk management strategy. Interest rate swap agreements designated as cash flow hedges involve the receipt of variable rate amounts from a counterparty in exchange for the Company making fixed rate payments over the life of the interest rate swap agreements without exchange of the underlying notional amount. Interest rate cap agreements designated as cash flow hedges involve the receipt of variable rate amounts from a counterparty if interest rates rise above the strike rate on the contract in exchange for an up-front premium.

The effective portion of changes in the fair value of our interest rate hedge agreements designated and that qualify as cash flow hedges is recorded in accumulated other comprehensive income. The amount is subsequently reclassified into earnings in the period that the hedged forecasted transactions affect earnings. During the years ended December 31, 2009 and 2008, our interest rate hedge agreements were used to hedge the variable cash flows associated with certain of our existing LIBOR-based variable rate debt, including our unsecured line of credit and unsecured term loan. The ineffective portion of the change in fair value of our interest rate hedge agreements is recognized directly in earnings. During the years ended December 31, 2009, 2008, and 2007, our interest rate hedge agreements were 100% effective, thus we did not recognize any of the change in fair value of our interest rate hedge agreements directly into earnings.

As of December 31, 2009 and 2008, our interest rate swap agreements were classified in accounts payable, accrued expenses, and tenant security deposits based upon their respective fair values aggregating a liability balance of approximately $49.9 million and $80.5 million, respectively, which includes accrued interest and adjustments for risk of non-performance, with the offsetting adjustment reflected as unrealized gain (loss) in accumulated other comprehensive loss in total equity. Also, during the year ended December 31, 2009, we entered into an interest rate cap agreement with a notional amount approximating $38.4 million effective May 15, 2009, and terminating on January 3, 2012. This agreement sets a ceiling on one-month LIBOR at 2.50% related to one secured note. The interest rate cap agreement was classified in other assets based upon its fair value aggregating an asset balance of approximately $189,000 as of December 31, 2009. We have not posted any collateral related to our interest rate hedge agreements.

Balances in accumulated other comprehensive income are recognized in earnings in the periods that the forecasted hedge transactions affect earnings. For the years ended December 31, 2009 and 2008, approximately $37.5 million and $14.9 million, respectively, was reclassified from accumulated other comprehensive income to interest expense as an increase to interest expense. For the year ended December 31, 2007, approximately $3.6 million was reclassified from accumulated other comprehensive income to interest expense as a decrease to interest expense. During the next 12 months, we expect to reclassify approximately $28.6 million from accumulated other comprehensive income (loss) to interest expense as an increase to interest expense.

As of December 31, 2009, we had the following outstanding interest rate swap agreements that were designated as cash flow hedges of interest rate risk (dollars in thousands):

Transaction Date	Effective Date	Termination Date	Interest Pay Rate	Notional Amount	Effective at December 31, 2009	Fair Value
December 2006	December 29, 2006	March 31, 2014	4.990%	$ 50,000	$ 50,000	$ (4,948)
December 2006	January 2, 2007	January 3, 2011	5.003	28,500	28,500	(1,389)
October 2007	October 31, 2007	September 30, 2012	4.546	50,000	50,000	(3,733)
October 2007	October 31, 2007	September 30, 2013	4.642	50,000	50,000	(4,195)
December 2005	January 2, 2008	December 31, 2010	4.768	50,000	50,000	(2,103)
June 2006	June 30, 2008	June 30, 2010	5.325	50,000	50,000	(1,255)
June 2006	June 30, 2008	June 30, 2010	5.325	50,000	50,000	(1,255)
October 2007	July 1, 2008	March 31, 2013	4.622	25,000	25,000	(2,018)
October 2007	July 1, 2008	March 31, 2013	4.625	25,000	25,000	(2,020)
October 2008	October 16, 2008	January 31, 2010	2.755	100,000	100,000	(203)
June 2006	October 31, 2008	December 31, 2010	5.340	50,000	50,000	(2,391)
June 2006	October 31, 2008	December 31, 2010	5.347	50,000	50,000	(2,395)
October 2008	September 30, 2009	January 31, 2011	3.119	100,000	100,000	(2,693)
December 2006	November 30, 2009	March 31, 2014	5.015	75,000	75,000	(7,496)
December 2006	November 30, 2009	March 31, 2014	5.023	75,000	75,000	(7,493)
December 2006	December 31, 2010	October 31, 2012	5.015	100,000	–	(4,359)
Total					**$828,500**	**$ (49,946)**

The fair value of our interest rate hedge agreements is determined using widely accepted valuation techniques including discounted cash flow analyses on the expected cash flows of each derivative. These analyses reflect the contractual terms of the derivatives, including the period to maturity, and use observable market-based inputs, including interest rate curves and implied volatilities (also referred to as "significant other observable inputs"). The fair values of our interest rate swap agreements are determined using the market standard methodology of netting the discounted future fixed cash payments and the discounted expected variable cash receipts. The variable cash receipts are based on an expectation of future interest rates (forward curves) derived from observable market interest rate curves. The fair value of our interest rate cap agreement is determined using the market standard methodology of discounting the future expected cash receipts that would occur if variable interest rates rose above the strike rate of the interest rate cap agreement. The variable interest rate used in the calculation of projected receipts on the interest rate cap agreement is based on an expectation of future interest rates derived from observable market interest rate curves and volatilities. The fair value calculation also includes an amount for risk of non-performance using "significant unobservable inputs" such as estimates of current credit spreads to evaluate the likelihood of default, which we have determined to be insignificant to the overall fair value of our interest rate hedge agreements. In adjusting the fair value of our interest rate hedge agreements for the risk of non-performance, we have considered any applicable credit enhancements such as collateral postings, thresholds, mutual puts, and guarantees.

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NOTE 9. COMMITMENTS AND CONTINGENCIES

EMPLOYEE RETIREMENT SAVINGS PLAN We have a retirement savings plan pursuant to Section 401(k) of the Internal Revenue Code whereby our employees may contribute a portion of their compensation to their respective retirement accounts in an amount not to exceed the maximum allowed under the Internal Revenue Code. In addition to employee contributions, we have elected to provide discretionary profit sharing contributions (subject to statutory limitations), which amounted to approximately $809,000, $1,289,000, and $941,000, respectively, for the years ended December 31, 2009, 2008, and 2007. Employees who participate in the plan are immediately vested in their contributions and in the contributions by the Company.

CONCENTRATION OF CREDIT RISK We maintain our cash and cash equivalents at insured financial institutions. The combined account balances at each institution periodically exceed FDIC insurance coverage, and, as a result, there is a concentration of credit risk related to amounts in excess of FDIC insurance coverage. We have not experienced any losses to date on our invested cash.

We are dependent on rental income from relatively few tenants in the life science industry. The inability of any single tenant to make its lease payments could adversely affect our operations. As of December 31, 2009, we held 417 leases with a total of 342 tenants, and 74 of our 156 properties were each leased to a single tenant. At December 31, 2009, our three largest tenants accounted for approximately 17.1% of our aggregate annualized base rent.

We generally do not require collateral or other security from our tenants, other than security deposits. In addition to security deposits held in cash, we held approximately $40.9 million in irrevocable letters of credit available from certain tenants as security deposits for 156 leases as of December 31, 2009.

COMMITMENTS As of December 31, 2009, remaining aggregate costs under contracts for the construction of properties undergoing development, redevelopment and generic life science laboratory infrastructure improvements under the terms of leases approximated $186.8 million. We expect payments for these obligations to occur over the next one to three years, subject to capital planning adjustments from time to time. We were also committed to fund approximately $48.3 million for certain investments over the next six years.

As of December 31, 2009, we were committed under the terms of ground leases for 19 of our properties and three land development parcels. These ground lease obligations aggregate approximately $6.6 million in 2010, $7.6 million in 2011, $8.2 million in 2012, $8.6 million in 2013, $8.4 million in 2014, and $572.0 million thereafter, and have remaining lease terms from 23 to 97 years, exclusive of extension options. In addition, as of December 31, 2009, we were committed under the terms of certain operating leases for our headquarters and field offices. These lease obligations totaled approximately $3.3 million as of December 31, 2009, and have remaining lease terms of less than one year up to three years, exclusive of extension options.

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NOTE 10. ISSUANCES OF COMMON STOCK

In September 2009, we sold 4,600,000 shares of our common stock in a follow-on offering (including shares issued upon full exercise of the underwriters' over-allotment option). The shares were issued at a price of $53.25 per share, resulting in aggregate proceeds of approximately $233.5 million (after deducting underwriters' discounts and other offering costs).

In March 2009, we sold 7,000,000 shares of our common stock in a follow-on offering. The shares were issued at a price of $38.25 per share, resulting in aggregate proceeds of approximately $254.6 million (after deducting underwriters' discounts and other offering costs).

In September 2007, we sold 2,300,000 shares of our common stock in a follow-on offering (including the shares issued upon exercise of the underwriters' over-allotment option). The shares were issued at a price of $96.00 per share, resulting in aggregate proceeds of approximately $215 million (after deducting underwriting discounts and other offering costs).

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NOTE 11. PREFERRED STOCK AND EXCESS STOCK

SERIES B PREFERRED STOCK In January 2002, we completed a public offering of 2,300,000 shares of our Series B Preferred Stock (including the shares issued upon exercise of the underwriters' over-allotment option). The shares were issued at a price of $25.00 per share, resulting in aggregate proceeds of approximately $55.1 million (after deducting underwriters' discounts and other offering costs). The dividends on our Series B Preferred Stock were cumulative and accrued from the date of issuance. We paid dividends quarterly in arrears at an annual rate of $2.275 per share. Our Series B Preferred Stock had no stated maturity, were not subject to any sinking fund or mandatory redemption and were not redeemable prior to January 22, 2007, except in order to preserve our status as a REIT. Investors in our Series B Preferred Stock generally had no voting rights.

In February 2007, we called for redemption of our Series B Preferred Stock. The Series B Preferred Stock was redeemed in March 2007 at a redemption price equal to $25.00 per share plus $0.4107639 per share representing accumulated and unpaid dividends to the redemption date. As discussed in Note 2, we recorded a charge of approximately $2.8 million for costs related to the redemption of the Series B Preferred Stock.

SERIES C PREFERRED STOCK In June 2004, we completed a public offering of 5,185,500 shares of our Series C Preferred Stock (including the shares issued upon exercise of the underwriters' over-allotment option). The shares were issued at a price of $25.00 per share, resulting in aggregate proceeds of approximately $124.0 million (after deducting underwriters' discounts and other offering costs). The dividends on our Series C Preferred Stock are cumulative and accrue from the date of original issuance. We pay dividends quarterly in arrears at an annual rate of $2.09375 per share. Our Series C Preferred Stock has no stated maturity, is not subject to any sinking fund or mandatory redemption and was not redeemable prior to June 29, 2009, except in order to preserve our status as a REIT. Investors in our Series C Preferred Stock generally have no voting rights. On or after June 29, 2009, we may, at our option, redeem our Series C Preferred Stock, in whole or in part, at any time for cash at a redemption price of $25.00 per share, plus accrued and unpaid dividends.

SERIES D CONVERTIBLE PREFERRED STOCK In March and April 2008, we completed a public offering of 10,000,000 shares of Series D Convertible Preferred Stock. The shares were issued at a price of $25.00 per share, resulting in aggregate proceeds of approximately $242 million (after deducting underwriters' discounts and other offering costs). The proceeds from this offering were used to pay down outstanding borrowings on our unsecured line of credit. The dividends on our Series D Convertible Preferred Stock are cumulative and accrue from the date of original issuance. We pay dividends quarterly in arrears at an annual rate of $1.75 per share. Our Series D Convertible Preferred Stock has no stated maturity, is not subject to any sinking fund or mandatory redemption provisions and we are not allowed to redeem our Series D Convertible Preferred Stock, except to preserve our status as a REIT. Investors in our Series D Convertible Preferred Stock generally have no voting rights. On or after April 20, 2013, we may, at our option, be able to cause some or all of our Series D Convertible Preferred Stock to be automatically converted if the closing sale price per share of our common stock equals or exceeds 150% of the then-applicable conversion price of the Series D Convertible Preferred Stock for at least 20 trading days in a period of 30 consecutive trading days ending on the trading day immediately prior to our issuance of a press release announcing the exercise of our conversion option. Holders of our Series D Convertible Preferred Stock, at their option, may, at any time and from time to time, convert some or all of their outstanding shares initially at a conversion rate of 0.2477 shares of common stock per $25.00 liquidation preference, which was equivalent to an initial conversion price of approximately $100.93 per share of common stock. The conversion rate for the Series D Convertible Preferred Stock is subject to adjustments for certain events, including, but not limited to, certain dividends on our common stock in excess of $0.78 per share per quarter and dividends on our common stock payable in shares of our common stock. As of December 31, 2009, the Series D Convertible Preferred Stock had a conversion rate of approximately 0.2480 shares of common stock per $25.00 liquidation preference, which is equivalent to a conversion price of approximately $100.81 per share of common stock.

PREFERRED STOCK AND EXCESS STOCK AUTHORIZATIONS Our charter authorizes the issuance of up to 100,000,000 shares of preferred stock, of which 15,185,500 shares were issued and outstanding as of December 31, 2009. In addition, 200,000,000 shares of "excess stock" (as defined) are authorized, none of which were issued and outstanding at December 31, 2009.

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NOTE 12. STOCK PLAN

1997 STOCK PLAN In 1997, we adopted a stock option and incentive plan for the purpose of attracting and retaining the highest-quality personnel, providing for additional incentives, and promoting the success of the Company by providing employees the opportunity to acquire common stock pursuant to (1) options to purchase common stock; and (2) share awards. In May 2008, we amended and restated the 1997 stock option and incentive plan (the "Restated 1997 Stock Plan") to increase the number of shares reserved for the grant of awards and extend the term of the Restated 1997 Stock Plan to May 2018, among other amendments. As of December 31, 2009, a total of 629,896 shares were reserved for the granting of future options and share awards under the Restated 1997 Stock Plan.

Options under our plan have been granted at prices that are equal to the market value of the stock on the date of grant and expire ten years after the date of grant. The options outstanding under the Restated 1997 Stock Plan expire at various dates through October 2012. We have not granted any stock options since 2002.

A summary of the stock option activity under our Restated 1997 Stock Plan and related information for the years ended December 31, 2009, 2008, and 2007, follows:

	Stock Options	2009 Weighted Average Exercise Price	Stock Options	2008 Weighted Average Exercise Price	Stock Options	2007 Weighted Average Exercise Price
Outstanding at beginning of year	186,054	$ 43.88	255,345	$ 41.80	338,680	$ 38.20
Granted	–	–	–	–	–	–
Exercised	(67,829)	44.46	(69,291)	36.22	(83,335)	27.16
Forfeited	–	–	–	–	–	–
Outstanding at end of year	118,225	$ 43.55	186,054	$ 43.88	255,345	$ 41.80
Exercisable at end of year	118,225	$ 43.55	186,054	$ 43.88	255,345	$ 41.80
Weighted average fair value of options granted		$ –		$ –		$ –

The following table summarizes information about stock options outstanding and exercisable at December 31, 2009:

Range of Exercise Prices	Weighted Average Exercise Price	Number of Options	Weighted Average Remaining Contractual Life (in years)
$31.88 - $42.40	$ 38.55	40,725	1.4
$42.74 - $43.50	43.43	27,500	2.3
$47.69	47.69	50,000	2.5
$31.88 - $47.69	$ 43.55	118,225	2.1

The aggregate intrinsic value of options outstanding as of December 31, 2009 was approximately $2.5 million.

In addition, the Restated 1997 Stock Plan permits us to issue share awards to our employees and non-employee directors. A share award is an award of common stock that (1) may be fully vested upon issuance or (2) may be subject to the risk of forfeiture under Section 83 of the Internal Revenue Code. Shares issued generally vest over a three-year period from the date of issuance, and the sale of the shares is restricted prior to the date of vesting. The unearned portion of these awards is amortized as stock compensation expense on a straight-line basis over the vesting period.

As of December 31, 2009 and 2008, there were 455,182 and 475,421 shares, respectively, of nonvested awards outstanding. During 2009, we granted 312,661 shares of common stock, 331,650 share awards vested, and 1,250 shares were forfeited. During 2008, we granted 230,663 shares of common stock, 209,523 share awards vested, and 3,675 shares were forfeited. During 2007, we granted 294,376 shares of common stock, 275,487 share awards vested, and 5,282 shares were forfeited. The weighted average grant-date fair value of share awards granted during 2009 was approximately $53.14 per share, and the total fair value of share awards vested, based on the market price on the vesting date, was approximately $16.4 million. As of December 31, 2009, there was $26.7 million of unrecognized compensation related to nonvested share awards under the Restated 1997 Stock Plan, which is expected to be recognized over the next three years and has a weighted average period of approximately twelve months. Capitalized stock compensation was approximately $8,774,000, $7,019,000, and $8,677,000 in 2009, 2008, and 2007, respectively, and is treated as a reduction of general and administrative costs in the accompanying consolidated statements of income.

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NOTE 13. NONCONTROLLING INTERESTS

Noncontrolling interests represent the third-party interests in certain entities in which we have a controlling interest and a third-party interest in a variable interest entity in which we are the primary beneficiary. These entities own eight properties and three development parcels and are included in our consolidated financial statements. Noncontrolling interests is adjusted for additional contributions and distributions, the proportionate share of the net earnings or losses, and other comprehensive income or loss. Distributions, profits, and losses related to these entities are allocated in accordance with the respective operating agreements.

Certain of our noncontrolling interests have the right to require us to redeem their ownership interests in the respective entities. We classify these ownership interests in the entities as redeemable noncontrolling interests outside of total equity in the accompanying consolidated balance sheets. Redeemable noncontrolling interests is adjusted for additional contributions and distributions, the proportionate share of the net earnings or losses, and other comprehensive income or loss. Distributions, profits and losses related to these entities are allocated in accordance with the respective operating agreements. If the carrying amount of redeemable noncontrolling interests is less than the maximum redemption value at the balance sheet date, such amount is adjusted to the maximum redemption value. Subsequent declines in the redemption value are recognized only to the extent previously recorded increases have been recorded pursuant to the preceding sentence. As of December 31, 2009 and 2008, the redeemable noncontrolling interest balances were approximately $41.4 million and $34.0 million, respectively. The remaining noncontrolling interests aggregating approximately $41.2 million and $41.1 million as of December 31, 2009 and 2008, respectively, do not have rights to require us to purchase their ownership interests and are classified in total equity in the accompanying consolidated balance sheets.

As of December 31, 2009 and 2008, we were the primary beneficiary of a VIE that owns a development parcel with a carrying value of approximately $92.3 million and $88.0 million, respectively. The development parcel serves as collateral for a non-recourse secured loan that had balances of approximately $38.4 million and $50.7 million at December 31, 2009 and 2008, respectively, and matures in April 2013, assuming we exercise our sole right to extend the maturity date from the original maturity date of January 2012. We may, in certain circumstances, be obligated to provide additional capital to the VIE in accordance with the operating agreement. As of December 31, 2009 and 2008, the noncontrolling interests balance related to this entity was approximately $23.9 million and $15.3 million, respectively, and is reflected in redeemable noncontrolling interests in the accompanying consolidated balance sheets.

14

NOTE 14. NON-CASH TRANSACTIONS

During the year ended December 31, 2008, building improvements and equipment aggregating $13,407,000 were transferred to the Company in a non-cash transaction. The amount of building improvements and equipment recognized in this transaction was determined based upon the estimated fair value of the improvements received. This amount is also recognized as additional rental income amortized over the remaining term of the applicable lease.

During the year ended December 31, 2007, we had one non-cash transaction related to the acquisition of one property located in the Eastern Massachusetts market. We paid approximately $92.1 million for the property which was composed of an aggregate purchase price of approximately $150.0 million less the assumption of a secured note payable of approximately $57.9 million.

15

NOTE 15. DISCONTINUED OPERATIONS

The following is a summary of income from discontinued operations, net and net assets (liabilities) of discontinued operations (in thousands):

Year Ended December 31,	2009	2008	2007
Total revenue	$ 7,892	$11,347	$19,711
Operating expenses	2,700	3,273	5,695
Revenue less operating expenses	5,192	8,074	14,016
Interest expense	1,002	2,439	3,530
Depreciation expense	1,599	2,349	4,448
Subtotal	2,591	3,286	6,038
Gain/loss on properties "held for sale" and sales of property, net	2,627	15,751	7,976
Income from discontinued operations, net	$ 5,218	$19,037	$14,014

December 31,	2009	2008
Properties "held for sale," net of accumulated depreciation	$ 30,583	$ 9,189
Other assets	1,591	54
Total assets	$32,174	$ 9,243
Total liabilities	1,596	13,966
Net assets (liabilities) of discontinued operations	$30,578	$ (4,723)

Income from discontinued operations, net for 2009 includes the results of operations of three properties that were classified as "held for sale" as of December 31, 2009 and four properties sold during 2009. Income from discontinued operations, net for 2008 includes the results of operations of three properties that were classified as "held for sale" as of December 31, 2009, four properties sold during 2009, and eight properties sold during 2008. During 2008, we recorded a non-cash impairment charge of $4,650,000 related to an industrial building located in a suburban submarket south of Boston and an office building located in the San Diego market that has been included above in gain/loss on properties "held for sale" and sales of property, net. We completed the sale of these two buildings in 2008. Income from discontinued operations, net for 2007 includes the results of operations of three properties that were classified as "held for sale" as of December 31, 2009, four properties sold during 2009, eight properties sold during 2008, and four properties and four land parcels sold during 2007.

16

NOTE 16. QUARTERLY FINANCIAL DATA (UNAUDITED)

The following is a summary of consolidated financial information on a quarterly basis for 2009 and 2008 (in thousands, except per share amounts):

Quarter	First	Second	Third	Fourth
2009				
Revenues[1]	$ 130,760	$ 120,406	$ 114,605	$ 114,369
Net income attributable to Alexandria Real Estate Equities, Inc.'s common stockholders	$ 32,768	$ 32,298	$ 18,203	$ 21,650
Earnings per share attributable to Alexandria Real Estate Equities, Inc.'s common stockholders				
Basic[2]	$ 1.01	$ 0.83	$ 0.47	$ 0.50
Diluted[2]	$ 1.01	$ 0.82	$ 0.47	$ 0.49

Quarter	First	Second	Third	Fourth
2008[3]				
Revenues[1]	$ 107,251	$ 107,351	$ 112,531	$ 124,504
Net income attributable to Alexandria Real Estate Equities, Inc.'s common stockholders	$ 32,769	$ 19,420	$ 19,318	$ 19,224
Earnings per share attributable to Alexandria Real Estate Equities, Inc.'s common stockholders				
Basic[2]	$ 1.04	$ 0.61	$ 0.61	$ 0.61
Diluted[2]	$ 1.03	$ 0.61	$ 0.61	$ 0.60

(1) All periods have been adjusted from amounts previously disclosed in our quarterly filings on Form 10-Q to reclassify amounts related to discontinued operations. See Note 15, Discontinued Operations.

(2) Quarterly earnings per common share amounts may not total to the annual amounts due to rounding and due to the different number of weighted average common shares outstanding.

(3) All periods include the retrospective impact of new accounting literature adopted on January 1, 2009, related to accounting for and disclosure of convertible debt, noncontrolling interests, and participating securities. See Note 2, Basis of Presentation and Summary of Significant Accounting Policies.

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Alexandria Real Estate Equities, Inc.

OUR COMMON STOCK is traded on the New York Stock Exchange ("NYSE") under the symbol "ARE." On February 24, 2010, the last reported sales price per share of our common stock was $61.68, and there were approximately 257 holders of record of our common stock (excluding beneficial owners whose shares are held in the name of Cede & Co.). The following table sets forth the quarterly high and low sales prices per share of our common stock as reported on the NYSE and the distributions paid by us with respect to our common stock for each such period:

Period	High	Low	Per Share Distribution
2009			
Fourth Quarter	$ 68.24	$ 51.35	$ 0.35
Third Quarter	$ 62.49	$ 30.33	$ 0.35
Second Quarter	$ 43.76	$ 30.48	$ 0.35
First Quarter	$ 66.69	$ 31.19	$ 0.80
2008			
Fourth Quarter	$ 112.72	$ 33.12	$ 0.80
Third Quarter	$ 116.50	$ 92.55	$ 0.80
Second Quarter	$ 107.50	$ 92.73	$ 0.80
First Quarter	$ 104.23	$ 85.97	$ 0.78

Future distributions on our common stock will be determined by and at the discretion of our board of directors and will be dependent upon a number of factors, including actual cash available for distribution, our financial condition and capital requirements, the annual distribution requirements under the REIT provisions of the Internal Revenue Code, and such other factors as our board of directors deems relevant. To maintain our qualification as a REIT, we must make annual distributions to stockholders of at least 90% of our taxable income for the current taxable year, determined without regard to deductions for dividends paid and excluding any net capital gains. Under certain circumstances, we may be required to make distributions in excess of cash flow available for distributions to meet these distribution requirements. In such a case, we may borrow funds or may raise funds through the issuance of additional debt or equity capital. No dividends can be paid on our common stock unless we have paid full cumulative dividends on our Series C Preferred Stock and Series D Convertible Preferred Stock. From the date of issuance of our preferred stock through December 31, 2009, we have paid full cumulative dividends on our Series C Preferred Stock and Series D Convertible Preferred Stock. We cannot assure our stockholders that we will make any future distributions.

DIRECTORS AND OFFICERS

Alexandria Real Estate Equities, Inc.

BOARD OF DIRECTORS

Joel S. Marcus
Chairman of the Board and
Chief Executive Officer
Alexandria Real Estate Equities, Inc.

Richard B. Jennings
President
Realty Capital International LLC

John L. Atkins III
Chairman and Chief Executive Officer
O'Brien/Atkins Associates, PA

Richard H. Klein, CPA
Founder and Chief Executive Officer
Chefmakers Cooking Academy LLC

James H. Richardson
Senior Management Consultant

Martin A. Simonetti
President and Chief Executive Officer
VLST Corporation

Alan G. Walton, Ph.D., D.Sc.
Senior General Partner
Oxford BioScience Partners

EXECUTIVE OFFICERS

Joel S. Marcus
Chief Executive Officer

Dean A. Shigenaga
Chief Financial Officer

Peter J. Nelson
Secretary

SENIOR OFFICERS

Thomas J. Andrews
Vincent R. Ciruzzi, Jr.
John J. Cox
John H. Cunningham
Lawrence J. Diamond
Peter M. Moglia
Jennifer J. Pappas
Stephen A. Richardson
Jeffrey J. Ryan

CORPORATE INFORMATION

Alexandria Real Estate Equities, Inc.

COMMON STOCK

Listed on the New York Stock Exchange
Symbol "ARE"

CORPORATE OFFICES

385 E. Colorado Boulevard, Suite 299
Pasadena, CA 91101
(626) 578-0777

TRANSFER AGENT

American Stock Transfer &
Trust Company, LLC
59 Maiden Lane
New York, NY 10038
(212) 936-5100

LEGAL COUNSEL

Morrison & Foerster LLP
Los Angeles, California

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP
Los Angeles, California

ANNUAL MEETING

The annual meeting will be held at 11 am, Pacific Daylight Time, May 27, 2010, at
The Langham Huntington
1401 S. Oak Knoll Avenue
Pasadena, California

SEC FORM 10-K

A copy of the Company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, is available without charge, upon written request to:

Alexandria Real Estate Equities, Inc.
385 E. Colorado Boulevard, Suite 299
Pasadena, CA 91101
(626) 396-4828
www.labspace.com

This annual report is printed on a combination of recycled and Forest Stewardship Council (FSC) certified papers using vegetable based inks. Printed by Lithographix, Inc., whose solar panels are expected to offset the Company's energy demands by 30 percent.

Design: Opto Design / Consulting Designers: Kelly Atkins, Camilla R. Marcus / Illustration: Veronica Lawlor / Portrait Illustration: Kevin Sprouls / Photography: Peter Gregoire, Vern Evans / Science imagery: Courtesy of Brain Cells Inc. / Architectural rendering: Neoscape / Stock photography: Bruce Foster, Comstock, Corbis Images / Printing: Lithographix, Inc.